                                            Registration Statement No. 333-64364
                                                                       811-09215

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM S-6
                          Pre-Effective Amendment No. 1

                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2


A.  Exact Name of Trust: THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE
                         -----------------------------------------------------

B.  Name of Depositor:  THE TRAVELERS INSURANCE COMPANY
                        -------------------------------

C.  Complete Address of Depositor's Principal Executive Offices:

              One Tower Square,
              Hartford, Connecticut 06183

D.  Name and Complete Address of Agent for Service:

               Ernest J. Wright, Secretary
               The Travelers Insurance Company
               One Tower Square
               Hartford, Connecticut 06183

It is proposed that this filing will become effective (check appropriate box):

        immediately upon filing pursuant to paragraph (b)
-------
        on ___________ pursuant to paragraph (b)
-------
        60 days after filing pursuant to paragraph (a)(1)
-------
        on __________ pursuant to paragraph (a)(1) of Rule 485.
-------
        this post-effective amendment designates a new effective date for
-------
        a previously filed post-effective amendment.


E.  Title of securities being registered:  Variable Life Insurance Policies.

Pursuant to Rule 24f-2 under the Investment Company Act of 1940 the Registrant hereby declares that an indefinite amount of its Variable Life Insurance Policies is being registered under the Securities Act of 1933.

F. Approximate date of proposed public offering: As soon as practicable following the effectiveness of the Registration Statement

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Check the box if it is proposed that this filing will become effective on ____ at ___ pursuant to Rule 487. ______

                         RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND THE PROSPECTUS

Item No. Of
Form N-8B-2           CAPTION IN PROSPECTUS
-----------           ---------------------
         1            Cover page
         2            Cover page
         3            Not applicable
         4            The Company; Distribution
         5            The Travelers Fund UL III for Variable Life Insurance
         6            The Travelers Fund UL III for Variable Life Insurance
         7            Not applicable
         8            Not applicable
         9            Legal Proceedings and Opinion
         10           Prospectus Summary; The Company; The Travelers Fund UL III for
                      Variable Life Insurance, The Investment Options; How the
                      Policy Works; Transfers of Contract Value; The Separate
                      Account and Valuation; Voting Rights; Disregard of Voting
                      Rights; Dividends; Lapse and Reinstatement
         11           Prospectus Summary; The Investment Options
         12           Prospectus Summary; The Investment Options
         13           Charges and Deductions; Distribution
         14           How the Policy Works
         15           Prospectus Summary; Applying Premium Payments
         16           The Investment Options; Applying Premium Payments
         17           Prospectus Summary; Right to Cancel; The Separate Account and
                      Valuation; Surrender, Policy Loans; Exchange Rights
         18           The Investment Options; Charges and Deductions; Federal Tax
                      Considerations; Dividends
         19           Statements to Policy Owners
         20           Not applicable
         21           Policy Loans
         22           Not applicable
         23           Not applicable
         24           Not applicable
         25           The Company
         26           Not applicable
         27           The Company
         28           The Company; Management
         29           The Company
         30           Not applicable
         31           Not applicable
         32           Not applicable
         33           Not applicable
         34           Not applicable
         35           The Company; Distribution
         36           Not applicable
         37           Not applicable
         38           Distribution
         39           The Company; Distribution
         40           Not applicable
         41           The Company; Distribution
         42           Not applicable
         43           Not applicable
         44           Applying Premium Payments; Accumulation Unit Values
         45           Not applicable

Item No. Of
Form N-8B-2           CAPTION IN PROSPECTUS
-----------           ---------------------
         46           The Separate Account and Valuation; Access to Contract Values
         47           The Investment Options
         48           Not applicable
         49           Not applicable
         50           Not applicable
         51           Prospectus Summary; The Company; How the Policy Works; Death
                      Benefits and Lapse and Reinstatement
         52           The Investment Options
         53           Federal Tax Considerations
         54           Not applicable
         55           Not applicable
         56           Not applicable
         57           Not applicable
         58           Not applicable
         59           Financial Statements

                                   TRAVELERS

                            CORPORATE OWNED VARIABLE
                            UNIVERSAL LIFE INSURANCE

                                   PROSPECTUS

This Prospectus describes Travelers corporate owned variable universal (flexible premium) life insurance Policies (the "Policy") offered by The Travelers Insurance Company (the "Company"). The policy is designed generally for use by corporations and employers. The Policy Owner ("you") chooses the amount of life insurance coverage desired with a minimum Stated Amount of $50,000 and a minimum Target Premium of $10,000 per case. You direct the net premium payment to one or more of the variable funding options (the "Investment Options").

During the Policy's Right to Cancel Period, the Applicant may return the Policy to the Company for a refund. The Right to Cancel Period expires on the latest of ten days after you receive the Policy, ten days after we mail or deliver to you a written Notice of Right to Cancel, or 45 days after the Applicant signs the application for insurance (or later if state laws requires).

The Policy has no guaranteed minimum Contract Value. The Contract Value of the Policy will vary to reflect the investment performance of the Investment Options to which you have directed your premium payments. You bear the investment risk under this Policy. The Contract Value is reduced by the various fees and charges assessed under the Policy, as described in this Prospectus. The Policy will remain in effect for as long as the Cash Surrender Value can pay the monthly Policy charges (subject to the Grace Period provision).

We offer two death benefits under the Policy -- the "Level Option," and the "Variable Option." Under any option, the death benefit will never be less than the Amount Insured (less any Indebtedness or Monthly Deduction Amounts due and unpaid). You choose one at the time you apply for the Policy; however you may change the death benefit option, subject to certain conditions.

This Policy may be or become a modified endowment Policy under federal tax law. If so, any partial withdrawal, Policy surrender or loan may result in adverse tax consequences or penalties.

REPLACING EXISTING INSURANCE WITH THIS POLICY MAY NOT BE TO YOUR ADVANTAGE.

EACH OF THE UNDERLYING FUND PROSPECTUSES ARE INCLUDED WITH THE PACKAGE CONTAINING THIS PROSPECTUS. ALL PROSPECTUSES SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAVE APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS COMPLETE OR TRUTHFUL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

VARIABLE LIFE INSURANCE POLICIES ARE NOT DEPOSITS OR OBLIGATIONS OF, OR ENDORSED OR GUARANTEED BY ANY BANK, NOR ARE THEY FEDERALLY INSURED OR OTHERWISE PROTECTED BY THE FDIC, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY; THEY ARE SUBJECT TO INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL INVESTMENT.

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 15, 2001.

                               TABLE OF CONTENTS

Glossary of Special Terms.............    3
Prospectus Summary....................    5
General Description...................   10
  The Application.....................   10
How the Policy Works..................   10
  Applying Premium Payments...........   11
The Investment Options................   11
Policy Benefits and Rights............   17
  Transfers of Contract Value.........   17
     Investment Options...............   17
  Lapse and Reinstatement.............   17
  Right to Cancel.....................   17
Access to Contract Values.............   17
  Policy Loans........................   17
     Consequences.....................   18
  Policy Surrenders...................   18
     Full Surrenders..................   18
     Partial Withdrawals..............   19
Death Benefit.........................   19
  Option 1............................   19
  Option 2............................   20
  Payment of Proceeds.................   20
  Payment Options.....................   20
Maturity Benefits.....................   21
Charges and Deductions................   21
General...............................   21
  Charges Against Premium.............   22
     Front-End Sales Expense
       Charges........................   22
  Monthly Deduction Amount............   22
     Cost of Insurance Charge.........   22
     Monthly Policy Charge............   22
     Monthly Per $1,000 Charge........   22
     Case Charge......................   22
  Charges Against the Separate
     Account..........................   22
     Mortality and Expense Risk
       Charge.........................   22
  Underlying Fund Expenses............   23
  Transfer Charge.....................   23
  Reduction or Modification of
     Charges..........................   23
The Separate Account and Valuation....   23
  The Travelers Fund UL III for
     Variable Life Insurance (Fund UL
     III).............................   23
     How the Contract Value Varies....   24
     Accumulation Unit Value..........   24
     Net Investment Factor............   24
Changes to the Policy.................   25
  General.............................   25
  Changes in Stated Amount............   25
  Changes in Death Benefit Option.....   25
Additional Policy Provisions..........   26
  Assignment..........................   26
  Limit on Right to Contest and
     Suicide Exclusion................   26
  Misstatement as to Sex and Age......   26
  Voting Rights.......................   26
Other Matters.........................   26
  Statements to Policy Owners.........   26
  Suspension of Valuation.............   27
  Dividends...........................   27
  Mixed and Shared Funding............   27
  Distribution........................   27
  Legal Proceedings and Opinion.......   28
  Experts.............................   28
Federal Tax Considerations............   28
  General.............................   28
  Tax Status of the Policy............   29
     Definition of Life Insurance.....   29
     Diversification..................   29
     Investor Control.................   29
  Tax Treatment of Policy Benefits....   30
     In General.......................   30
     Modified Endowment Contracts.....   30
     Exchanges........................   31
     Aggregation of Modified Endowment
       Contracts......................   31
     Policies Which Are Not Modified
       Endowment Contracts............   31
     Treatment of Loan Interest.......   32
     The Company's Income Taxes.......   32
The Company...........................   32
Management............................   32
     Directors of The Travelers
       Insurance Company..............   32
     Senior Officers of The Travelers
       Insurance Company..............   33
Example of Policy Charges.............   33
Illustrations.........................   34
Appendix A (Performance
  Information)........................  A-1
Appendix B (Target Premiums)..........  B-1
Appendix C (Cash Value Accumulation
  Test Factors).......................  C-1
Financial Statements -- Fund UL III
Financial Statements -- The Travelers
  Insurance Company

                           GLOSSARY OF SPECIAL TERMS
--------------------------------------------------------------------------------

ACCUMULATION UNIT -- a standard of measurement used to calculate the values allocated to the Investment Options.

AGE -- the Insured's age as of the Insured's last birthday.

AMOUNT INSURED -- Under Option 1, the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Under Option 2 the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured.

ANDESA, TPA, INC. -- The third party administrator for this product, located at 1605 North Cedar Crest Blvd., Suite 502, Allentown, PA 18104-2351.

BENEFICIARY(IES) -- the person(s) named to receive the benefits of this Policy at the Insured's death.

CASE -- a grouping of one or more contracts connected by a non-arbitrary factor. Every contract issued will be part of a case. A case will have one policy holder.

CASH SURRENDER VALUE -- the Contract Value less any outstanding Indebtedness.

CONTRACT VALUE -- the current value of Accumulation Units credited to each of the Investment Options available under the Policy plus the value of the Loan Account.

COMPANY'S HOME OFFICE -- the principal executive offices of The Travelers Insurance Company located at One Tower Square, Hartford, Connecticut 06183.

DEATH BENEFIT -- the amount payable to the Beneficiary if the Insured dies while the policy is in force.

DEDUCTION DATE -- the day in each Policy Month on which the Monthly Deduction Amount is deducted from the Policy's Contract Value.

DUE PROOF OF THE INSURED'S DEATH -- a copy of a certified death certificate; a copy of a certified decree of a court of competent jurisdiction as to the finding of death; a written statement by a medical doctor who attended the deceased; or any proof satisfactory to us.

GENERAL ACCOUNT -- made up of all our assets other than those held in the Separate Account.

INDEBTEDNESS -- any amount you owe to us as a result of a policy loan. Indebtedness consists of principal amount plus any accrued interest.

INSURED -- the person on whose life the Policy is issued and who is named on Schedule A of the Application.

INVESTMENT OPTIONS -- the segments of the Separate Account to which you may allocate premiums or Contract Value. Each Investment Option invests directly in a corresponding Underlying Fund.

ISSUE DATE -- the date on which the Policy is issued by the Company for delivery to the Policy Owner.

LOAN ACCOUNT -- an account in the Company's General Account to which we transfer the amount of any Policy loan, and to which we credit a fixed rate of interest.

MATURITY DATE -- The anniversary of the Policy Date on which the Insured is age 100.

MAXIMUM INVESTMENT OPTION DAILY DEDUCTION -- the maximum charge that we deduct from each Investment Option to cover our mortality and expense charges.

MINIMUM AMOUNT INSURED -- the amount of Death Benefit required to qualify this Policy as life insurance under federal tax law. It is a stated percentage of the Contract Value determined as of the first day of the Policy month.

MONTHLY DEDUCTION AMOUNT -- the amount of charges deducted from the Policy's Contract Value which includes cost of insurance charges, administrative charges, and any charges for benefits associated with any rider(s).

NET AMOUNT AT RISK -- the Amount Insured for the month divided by 1.00327374 (the Death Benefit Investment Factor which accounts for the Cost of Insurance charges taken out at the beginning of the month) minus the Contract Value.

NET PREMIUM -- the amount of each premium payment, minus the deduction of any front-end sales expense charges.

OUTSTANDING POLICY LOAN -- Amount owed the Company as a result of policy loans including both principal and accrued interest.

PLANNED PREMIUM -- the amount of premium which the Policy Owner chooses to pay to the Company on a scheduled basis, and for which the Company will bill the Policy Owner.

POLICY ANNIVERSARY -- an anniversary of the Policy Date.

POLICY DATE -- the date on which the Policy, benefits and provisions of the Policy become effective. This date will not be on the 29th, 30th, or 31st of any month.

POLICY MONTH -- monthly periods computed from the Policy Date.

POLICY OWNER(S) (YOU, YOUR OR OWNER) -- the person(s) having rights to benefits under the Policy during the lifetime of the Insured; the Policy Owner may or may not be the Insured(s).

POLICY YEARS -- annual periods computed from the Policy Date.

SEC -- the Securities and Exchange Commission.

SEPARATE ACCOUNT -- assets set aside by The Travelers Insurance Company, the investment performance of which is kept separate from that of other assets of The Travelers Insurance Company; for example, The Travelers Fund UL III for Variable Life Insurance.

STATED AMOUNT -- the amount originally selected by the Policy Owner used to determine the Death Benefit, or as may be increased or decreased as described in this Prospectus.

SURRENDER VALUE -- Cash Surrender Value plus any additional amount paid upon a full cash surrender.

TARGET PREMIUM -- the level annual premium above which the sales expense charges are reduced. Refer to Appendix B. The minimum Target Premium per case is $10,000.

UNDERLYING FUND -- the underlying mutual fund(s) that correspond to each Investment Option. Each Investment Option invests directly in an Underlying Fund.

UNDERWRITING PERIOD -- the time period from when we receive a completed Application (see page 10) until the Issue Date.

VALUATION DATE -- a day on which the Separate Account is valued. A Valuation Date is any day on which the New York Stock Exchange is open for trading and the Company is open for business. The value of Accumulation Units will be determined as of the close of trading on the New York Stock Exchange.

VALUATION PERIOD -- the period between the close of business on successive Valuation Dates.

WE, US, OUR -- The Travelers Insurance Company.

                               PROSPECTUS SUMMARY
--------------------------------------------------------------------------------

WHAT IS CORPORATE OWNED VARIABLE UNIVERSAL LIFE INSURANCE?

This Flexible Premium Variable Life Insurance Policy is designed for corporations and employees to provide insurance protection on the life of Insured employees and to build Contract Value with a minimum Target Premium of $10,000 per case. In addition, under certain circumstances, individuals may purchase a Policy. Unlike traditional, fixed-premium life insurance, the Policy allows you, as the owner, to allocate your premium, or transfer Contract Value to various Investment Options. These Investment Options include equity, bond, money market and other types of portfolios. Your Contract Value will change daily, depending on investment return. No minimum amount is guaranteed as in a traditional life insurance policy.

SUMMARY OF FEATURES

INVESTMENT OPTIONS: You have the ability to choose from a wide variety of Investment Options. The Investment Options invest directly in the Underlying Funds. These professionally managed stock, bond and money market funds cover a broad spectrum of investment objectives and risk tolerance. The following Investment Options (subject to state availability) are available currently:

EMERGING MARKETS                                   BALANCED
Credit Suisse Warburg Pincus Emerging Markets      Fidelity VIP II Asset Manager Portfolio -
Portfolio                                          Initial Class
                                                   Janus Aspen Series Balanced Portfolio -
INTERNATIONAL                                      Service Shares
Janus Aspen Series Worldwide Growth Portfolio -    MFS Total Return Portfolio
  Service Shares                                   Salomon Brothers Variable Total Return Fund
Lazard International Stock Portfolio               Smith Barney Fundamental Value Portfolio
Putnam VT International Growth Fund -- Class IB
Smith Barney International All Cap                 INDEX
  Growth Portfolio                                 Deutsche VIT EAFE Equity Index Fund
                                                   Deutsche VIT Small Cap Index Fund
SMALL CAP                                          Smith Barney Equity Index Portfolio -- Class 1
Dreyfus Small Cap Portfolio -- Initial Shares
Franklin Small Cap Fund -- Class 2                 BOND
Putnam VT Small Cap Value Fund -- Class IB         PIMCO Total Return Bond Portfolio
                                                   Salomon Brothers Variable Strategic Bond Fund
MID CAP                                            Travelers Convertible Bond Portfolio
Aim Capital Appreciation Portfolio                 Travelers High Yield Bond Trust
Fidelity VIP III Mid Cap Portfolio -- Service      Travelers Quality Bond Portfolio
Class 2                                            Travelers U.S. Government Securities Portfolio
MFS Emerging Growth Portfolio
MFS Mid Cap Growth Portfolio                       MONEY MARKET
Salomon Brothers Variable Capital Fund             Travelers Money Market Portfolio
Travelers Disciplined Mid Cap Stock Portfolio
Van Kampen Enterprise Portfolio                    REAL ESTATE
                                                   Delaware Investments REIT Series
LARGE CAP
Alliance Growth Portfolio                          NON-STYLE SPECIFIC
Alliance Premier Growth Portfolio -- Class B       Janus Aspen Series Global Technology Portfolio -
Capital Appreciation Fund (Janus)                  Service Shares
Dreyfus Appreciation Portfolio -
  Initial Shares
Equity Income Portfolio (Fidelity)
Fidelity VIP II Contrafund(R) Portfolio -
  Service Class 2
Large Cap Portfolio (Fidelity)
MFS Research Portfolio
Putnam VT Voyager II Fund -- Class IB
Salomon Brothers Variable Investors Fund
Smith Barney Aggressive Growth Portfolio
Smith Barney Large Capitalization Growth
Portfolio
Social Awareness Stock Portfolio (Smith Barney)
VP Ultra Fund

Additional Investment Options may be added from time to time. For more information, see "The Investment Options." Refer to each Fund's prospectus for a complete description of the investment objectives, restrictions and other material information.

PREMIUMS: When applying for your Policy, you state how much you intend to pay, and whether you will pay annually, semiannually or monthly. You may also make unscheduled premium payments in any amount, subject to the limitations described in this prospectus.

You indicate on your application what percentage of each Net Premium you would like allocated to each Investment Option. You may not allocate less than 5% of each Net Premium to any Investment Option and allocations must be in whole percentages. You may change your allocations by writing to the Company or by calling 1-800-334-4298.

During the Underwriting Period, any premium paid will be held in a non-interest bearing account. After the Policy Date and until the applicants' Right to Cancel has expired, your Net Premium will be invested in the Money Market Portfolio unless you purchase the Contract in a state which permits us to refund Contract Value. Then you may invest your Net Premium in any Investment Option during the Right to Cancel period. Otherwise, the Contract Value will be distributed to each Investment Option in the percentages indicated on your application after the Right to Cancel period.

RIGHT TO EXAMINE POLICY: You may return your Policy for any reason and receive a full refund of your premium or Contract Value, as required by state law, by mailing us the Policy and a written request for cancellation within a specified period.

DEATH BENEFITS: At time of application, you select a death benefit option. Under certain conditions you may be able to change the death benefit option at a later date. The options available are:

     - LEVEL OPTION (OPTION 1): the Amount Insured will equal the greater of the Stated Amount or the Minimum Amount Insured.

     - VARIABLE OPTION (OPTION 2): the Amount Insured will equal the greater of the Stated Amount of the Policy plus the Contract Value or the Minimum Amount Insured.

POLICY VALUES: As with other types of insurance policies, this Policy can accumulate a Contract Value. The Contract Value of the Policy will increase or decrease to reflect the investment experience of the Investment Options. Monthly charges and any partial surrenders taken will also decrease the Contract Value. There is no minimum guaranteed Contract Value allocated to the Investment Options.

     - ACCESS TO POLICY VALUES: You may borrow up to 100% of your Policy's Cash Surrender Value. (See "Policy Loans" for loan impact on coverage and policy values.)

You may cancel all or a portion of your Policy while the Insured is living and receive all or a portion of the Cash Surrender Value.

TRANSFERS OF POLICY VALUES: You may transfer all or a portion of your Contract Value among the Investment Options. You may do this by writing to the Company.

GRACE PERIOD: If the Cash Surrender Value of your Policy becomes less than the amount needed to pay the Monthly Deduction Amount, you will have 61 days to pay a premium to cover the Monthly Deduction Amount. If the premium is not paid, your Policy will lapse.

TAX CONSEQUENCES: Currently, the federal tax law excludes all Death Benefit payments from the gross income of the Beneficiary. At any point in time, the Policy may become a modified endowment contract ("MEC"). A MEC has an income-first taxation of all loans, pledges, collateral assignments or partial surrenders. A 10% penalty tax may be imposed on such income distributed before the Policy Owner attains age 59 1/2. The Company has established safeguards for monitoring whether a Policy may become a MEC.

CHARGES AND DEDUCTIONS: Your Policy is subject to charges, which compensate the Company for administering and distributing the Policy, as well as paying Policy benefits and assuming related risks. These charges are summarized below, and explained in detail under "Charges and Deductions."

     POLICY CHARGES:

     - FRONT-END SALES EXPENSES CHARGES -- We deduct a sales charge from each premium payment received which is guaranteed never to exceed 15% of such Target Premium in all years and 12% on amounts in excess of the Target Premium in all years. On a current basis, the Sales Expense Charge is 12% of the premiums received up to the Target Premium for Policy Years 1 through 7, and 5.5% thereafter. On a current basis the Sales Expense Charge on premium received in excess of the Target Premium is 8% for Policy Years 1 through 7, and 5.5% thereafter. For these purposes an increase in Stated Amount is treated as a newly issued contract. Currently, 2.25% of the Sales Expense Charge is designed to compensate us for state premium taxes owed by the Company associated with the receipt of premium, which cost is borne by the Policy Owner. These taxes vary from state to state, and 2.25% is an average. In some states, there may be no premium taxes associated with premium. Likewise, 1.25% of the Sales Expense Charge is designed to compensate us for federal taxes associated with the receipt of premium, which cost is borne by the Policy Owner.

     - MONTHLY DEDUCTION -- deductions taken from the value of your Policy each month to cover:

      - cost of insurance charges (varies)

      - a current Policy Fee of $17.35 (guaranteed not to exceed $30)

      - an administrative expense charge of $0.10 per thousand per month of Total Per $1000 Death Benefit applied for the first 20 years and for 20 years following an increase in Stated Amount. The Total Per $1,000 Death Benefit is the lessor of the Initial Death Benefit and 20 times the Target Premium.

      - a Case Charge which is currently $40 per month per Case (guaranteed not to exceed $60 per month per case) -- the Case Charge is allocated equally to each policy in a case

      - charges for optional riders, if any

     - SURRENDER CHARGE -- There is no surrender charge

     - TRANSFER CHARGE -- We reserve the right to limit free transfers among Investment Options to six times per Policy in any Policy Year and to charge $10 for each additional transfer that we allow

     ASSET-BASED CHARGES:

     - MORTALITY AND EXPENSE RISK CHARGE -- applies to the assets of the Investment Options on a daily basis which currently equals an annual rate of 0.55% for Policy Years 1 through 25, and 0.25% thereafter. It is guaranteed not to exceed 0.75% in all years.

     - UNDERLYING FUND FEES -- the Separate Account purchases shares of the Underlying Funds on a net asset value basis. The shares purchased already reflect the deduction of investment advisory fees and other expenses. These Underlying Fund Fees are summarized below.

UNDERLYING FUND FEES

(as a percentage of average daily net assets of the Underlying Fund as of December 31, 2000, unless otherwise noted)

                                                                                          TOTAL ANNUAL
                                                                                           OPERATING
                                               MANAGEMENT FEE           OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE   12B-1   (AFTER EXPENSE   (AFTER EXPENSE
              FUNDING OPTIONS:                 REIMBURSEMENT)   FEES    REIMBURSEMENT)   REIMBURSEMENT)
              ----------------                 --------------   -----   --------------   --------------
CAPITAL APPRECIATION FUND (JANUS)............       0.81%                    0.02%            0.83%
HIGH YIELD BOND TRUST........................       0.56%                    0.27%            0.83%
MONEY MARKET PORTFOLIO.......................       0.38%                    0.02%            0.40%
ALLIANCE VARIABLE PRODUCT SERIES FUND, INC.
Premier Growth Portfolio -- Class B*.........       1.00%       0.25%        0.05%            1.30%
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Ultra Fund................................       1.00%         --         0.00%            1.00%(14)
CREDIT SUISSE WARBURG PINCUS TRUST
Emerging Markets Portfolio...................       1.09%                    0.31%            1.40%(1)
DELAWARE GROUP PREMIUM FUND
REIT Series..................................       0.57%                    0.28%            0.85%(2)
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
EAFE(R) Equity Index Fund....................       0.45%                    0.20%            0.65%(3)
Small Cap Index Fund.........................       0.35%                    0.10%            0.45%(3)

                                                                                          TOTAL ANNUAL
                                                                                           OPERATING
                                               MANAGEMENT FEE           OTHER EXPENSES      EXPENSES
                                               (AFTER EXPENSE   12B-1   (AFTER EXPENSE   (AFTER EXPENSE
              FUNDING OPTIONS:                 REIMBURSEMENT)   FEES    REIMBURSEMENT)   REIMBURSEMENT)
              ----------------                 --------------   -----   --------------   --------------
DREYFUS VARIABLE INVESTMENT FUND
Appreciation Portfolio -- Initial Shares.....       0.75%                    0.03%            0.78%(4)
Small Cap Portfolio -- Initial Shares........       0.75%                    0.03%            0.78%(4)
FRANKLIN TEMPLETON VARIABLE INSURANCE
  PRODUCTS TRUST
Franklin Small Cap Fund -- Class 2*..........       0.49%       0.25%        0.28%            1.02%(5)()
GREENWICH STREET SERIES FUND
Equity Index Portfolio -- Class I............       0.21%                    0.02%            0.23%(6)
Fundamental Value Portfolio..................       0.75%         --         0.04%            0.79%(6)
JANUS ASPEN SERIES
Balanced Portfolio -- Service Shares*........       0.65%       0.25%        0.02%            0.92%
Global Technology Portfolio -- Service
  Shares*....................................       0.65%       0.25%        0.04%            0.94%
Worldwide Growth Portfolio -- Service
  Shares*....................................       0.65%       0.25%        0.05%            0.95%
PIMCO VARIABLE INSURANCE TRUST
Total Return Bond Portfolio..................       0.25%                    0.40%            0.65%(7)
PUTNAM VARIABLE TRUST
Putnam VT International Growth Fund -- Class
  IB Shares*.................................       0.76%       0.25%        0.18%            1.19%
Putnam VT Small Cap Value Fund -- Class IB
  Shares*....................................       0.80%       0.25%        0.30%            1.35%
Putnam VT Voyager II Fund -- Class IB
  Shares*....................................       0.70%       0.25%        0.30%            1.25%(8)
SALOMON BROTHERS VARIABLE SERIES FUND INC.
Capital Fund.................................       0.58%                    0.42%            1.00%(9)
Investors Fund...............................       0.70%                    0.21%            0.91%
Strategic Bond Fund..........................       0.36%                    0.64%            1.00%(9)
Total Return Fund............................       0.46%                    0.54%            1.00%(9)
THE TRAVELERS SERIES TRUST
Convertible Bond Portfolio...................       0.66%                    0.14%            0.80%(10)
Disciplined Mid Cap Stock Portfolio..........       0.76%                    0.12%            0.88%
Equity Income Portfolio......................       0.75%                    0.07%            0.82%(11)
Large Cap Portfolio..........................       0.75%                    0.07%            0.82%(11)
Lazard International Stock Portfolio.........       0.89%                    0.14%            1.02%
MFS Emerging Growth Portfolio................       0.81%                    0.05%            0.86%
MFS Mid Cap Growth Portfolio.................       0.86%                    0.04%            0.90%
MFS Research Portfolio.......................       0.86%                    0.06%            0.92%
Quality Bond Portfolio.......................       0.38%                    0.11%            0.49%
Social Awareness Stock Portfolio.............       0.71%                    0.04%            0.75%
U.S. Government Securities Portfolio.........       0.39%                    0.09%            0.48%
TRAVELERS SERIES FUND INC.
AIM Capital Appreciation Portfolio...........       0.80%                    0.03%            0.83%(12)
Alliance Growth Portfolio....................       0.80%                    0.01%            0.81%(12)
MFS Total Return Portfolio...................       0.80%                    0.04%            0.84%(12)
Smith Barney Aggressive Growth Portfolio.....       0.80%         --         0.19%            0.99%(12)
Smith Barney International All Cap Growth
  Portfolio..................................       0.90%                    0.08%            0.98%(12)
Smith Barney Large Capitalization Growth
  Portfolio..................................       0.75%                    0.02%            0.77%()(12)
Van Kampen Enterprise Portfolio..............       0.70%                    0.03%            0.73%(12)
VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio -- Initial Class.....       0.53%                    0.08%            0.61%
Contrafund(R) Portfolio -- Service Class
  2*.........................................       0.57%       0.25%        0.10%            0.92%(13)
VARIABLE INSURANCE PRODUCTS FUND III
Mid Cap Portfolio -- Service Class 2*........       0.57%       0.25%        0.17%            0.99%(13)

---------------

 * The 12b-1 fees deducted from these classes cover certain distribution, shareholder support and administrative services provided by intermediaries (the insurance company, broker dealer or other service providers).

 1 Fee waivers, expense reimbursements, or expense credits reduced expenses for the EMERGING MARKETS PORTFOLIO during 2000, but this may be discontinued at any time. Without such arrangements, the Management Fees, Other Expenses and Total Annual Operating Expenses would equal 1.25%, 0.42% and 1.67%, respectively. The Other Expenses are based on annualized estimates of expenses for the fiscal year ending December 31, 2000, net of any fee waivers or expense reimbursements.

 2 The Adviser for the REIT SERIES is Delaware Management Company ("DMC").
   Effective through April 30, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, Total Annual Operating Expenses would have been 1.03%.

 3 These fees reflect a voluntary expense reimbursement arrangement whereby the Adviser has agreed to reimburse the funds. Without such arrangement, Other Expenses and Total Annual Operating Expenses for the EAFE(R) EQUITY INDEX FUND and the SMALL CAP INDEX FUND would have been 0.47% and 0.92%, and 0.34% and 0.69%, respectively.

 4 Total Annual Operating Expenses for the SMALL CAP PORTFOLIO -- INITIAL SHARES and the APPRECIATION PORTFOLIO -- INITIAL SHARES do not include interest expense, loan commitment fees, and dividends on securities sold short. These figures are for the year ended December 31, 2000. Actual expenses in future years may be higher or lower than the fees given.

 5 The Fund's Class 2 distribution plan or "rule 12b-1 plan" is described in the Fund's prospectus. Total Annual Operating Expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000. The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission. Without this reduction, Management Fees, 12b-1 Fees, Other Expenses, and Total Annual Operating Expenses for the FRANKLIN SMALL CAP
   FUND -- CLASS 2 would have been 0.53%, 0.25%, 0.28%, and 1.06%, respectively.

 6 The Management Fee includes 0.06% for fund administration for Equity Index
   Portfolio and 0.20% for fund administration for Fundamental Value Portfolio.

 7 "Other Expenses" reflects a 0.25% administrative fee and 0.01% representing organizational expenses and pro rata Trustees' fees for the TOTAL RETURN BOND PORTFOLIO. PIMCO has contractually agreed to reduce Total Annual Operating Expenses to the extent they would exceed, due to the payment of organizational expenses and Trustees' fees, 0.65% of average daily net assets for the TOTAL RETURN BOND PORTFOLIO. Without such reductions, Total Annual Operating Expenses for the fiscal year ended December 31, 2000 would have been 0.66%. Under the Expense Limitation Agreement, PIMCO may recoup these waivers and reimbursements in future periods, not exceeding three years, provided total expenses, including such recoupment, do not exceed the annual expense limit.

 8 The Total Annual Operating Expenses for the VT VOYAGER FUND II -- CLASS IB
   SHARES are based on estimated expenses. This fund commenced operations on September 1, 2000.

 9 The Adviser has waived all or a portion of its Management Fees for the year ended December 31, 2000. If such fees were not waived or expenses reimbursed, the Management Fee, Other Expenses, and Total Annual Operating Expenses would have been as follows: .85%, 0.42%, and 1.27%, respectively for the CAPITAL FUND; 0.75%, 0.64%, and 1.39%, respectively for the STRATEGIC BOND FUND; and 0.80%, 0.54%, and 1.34%, respectively for the TOTAL RETURN FUND.

10 Travelers Insurance Company has agreed to reimburse the CONVERTIBLE BOND
   PORTFOLIO for expenses for the period ended December 31, 2000 which exceeded 0.80%. Without such voluntary arrangements, the actual annualized Total Annual Operating Expenses would have been 0.90%.

11 TAMIC or the fund has entered into varying arrangements with third parties who either paid or reduced a portion of the fund's expenses. Without such expense reductions, Total Annual Operating Expenses for the EQUITY INCOME PORTFOLIO and the LARGE CAP PORTFOLIO would have been 0.87% and 0.84%, respectively.

12 Expenses are as of October 31, 2000 (the Fund's fiscal year end). There were no fees waived or expenses reimbursed for these funds in 2000.

13 Actual annual operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. Without such reduction, Total Annual Operating Expenses for the CONTRAFUND(R) PORTFOLIO -- SERVICE CLASS 2 and the MID CAP PORTFOLIO -- SERVICE CLASS 2 would have been 0.90% and 0.94%, respectively.

14 VP Ultra will pay the advisor a unified fee of 1.00% of the first $20 billion of average net assets, and 0.95% of average net assets over $20 billion. Out of that fee, the advisor pays all expenses of managing and operating the fund except for brokerage expenses, taxes, interest, fees and expenses of the independent directors and extraordinary expenses.

                              GENERAL DESCRIPTION
--------------------------------------------------------------------------------

This prospectus describes a flexible premium variable life insurance policy with a minimum Target Premium of $10,000 per case offered by The Travelers Insurance Company to corporations and employers and individuals under certain circumstances. It provides life insurance protection on the life (of an Insured), and pays policy proceeds when the Insured dies while the policy is in effect. The policy offers:

     - Flexible premium payments (you select the timing and amount of the premium)

     - A selection of investment options

     - A choice between two death benefit options

     - Loans and partial withdrawal privileges

     - The ability to increase or decrease the Policy's face amount of insurance

     - Additional benefits, if any through the use of an optional rider

This Policy is both an insurance product and a security. The Policy is first and foremost a life insurance Policy with death benefits, Contract Values and other features traditionally associated with life insurance. The Policy is a security because the Contract Value and, under certain circumstances, the Amount Insured, and Death Benefit may increase or decrease depending on the investment experience of the Investment Options chosen.

There may be differences in your Policy (such as differences in fees, charges and benefits) from the one described in this prospectus because of the requirements of the state where we issued your Policy. Consult your Policy for its specific terms.

THE APPLICATION. In order to become a policy owner, you must submit an application with information about the proposed insured. The insured must sign a life insurance consent form and provide evidence of insurability, as required. On the application, you will also indicate:

     - the amount of insurance desired (the "stated amount"); minimum of $50,000

     - your choice between two death benefit options

     - the beneficiary(ies), and whether or not the beneficiary is irrevocable

     - your choice of Investment Options.

Our underwriting staff will review the completed application, and, if approved, we will issue the Policy.

                              HOW THE POLICY WORKS
--------------------------------------------------------------------------------

You make premium payments and direct them to one or more of the available Investment Options. The Policy's Contract Value will increase or decrease depending on the performance of the Investment Options you select. In the case of Death Benefit Option 2, the Death Benefit will also vary based on the Investment Options' performance.

If your Policy is in effect when the Insured dies, we will pay your beneficiary the Death Benefit plus any additional rider Death Benefit. Your Policy will stay in effect as long as the Policy's Cash Surrender Value can pay the Policy's monthly charges.

Your Policy becomes effective once our underwriting staff has approved the application and once the first premium payment has been made. The Policy Date is the date we use to determine all future transactions on the policy, for example, the deduction dates, policy months, policy years. The Policy Date may be before or the same date as the Issue Date (the date the policy was issued). During the underwriting period, any premium paid will be held in a non-interest bearing account.

APPLYING PREMIUM PAYMENTS

We apply the first premium on the later of the Issue Date or the date we receive it at our Home Office. During the Right to Cancel Period, we allocate Net Premiums to the Money Market Portfolio unless state law permits us to refund Contract Value. If state law permits us to refund Contract Value, then your Net Premium may be invested in any available Investment Option during the Right to Cancel Period. Otherwise, at the end of the Right to Cancel Period, we direct the Net Premiums to the Investment Option(s) selected on the application, unless you give us other directions.

Any premium allocation must be at least 5% and must be in whole percentages. You may make additional payments at any time while your Policy is in force. We reserve the right to require evidence of insurability before accepting additional premium payments which result in an increased Net Amount at Risk. We will return any additional premium payments which would exceed the limits prescribed by federal income tax laws or regulations which would prevent the Policy from qualifying as life insurance.

The Investment Options are segments of the Separate Account. They correspond to Underlying Funds with the same names. The available Investment Options are listed below.

We credit your policy with accumulation units of the Investment Option(s) you have selected. We calculate the number of Accumulation Units by dividing your Net Premium Payment by each Investment Option's Accumulation Unit Value computed after we receive your payment.

                             THE INVESTMENT OPTIONS
--------------------------------------------------------------------------------

The Investment Options currently available under Fund UL III are listed below. There is no assurance that an Investment Option will achieve its stated objectives. We may, add, withdraw or substitute Investment Options from time to time. Any changes will comply with applicable state and federal laws. We would notify you before making such a change. For more detailed information on the investment advisers and their services and fees, please refer to the Underlying Fund's prospectuses which are included with and must accompany this prospectus. The Company has entered into agreements with either the investment adviser or distributor of certain of the Underlying Funds in which the adviser or distributor pays us a fee for providing administrative services, which fee may vary. The fee is ordinarily based upon an annual percentage of the average aggregate net amount invested in the Underlying Funds on behalf of the Separate Account. Please read carefully the complete risk disclosure in each Underlying Fund's prospectus before investing.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
Capital Appreciation Fund  Seeks growth of capital through the     Travelers Asset Management
                           use of common stocks. Income is not an  International Company LLC
                           objective. The Fund invests             ("TAMIC")
                           principally in common stocks of small   Subadviser: Janus Capital
                           to large companies which are expected   Corp.
                           to experience wide fluctuations in
                           price in both rising and declining
                           markets.
High Yield Bond Trust      Seeks generous income. The assets of    TAMIC ]
                           the High Yield Bond Trust will be
                           invested in bonds which, as a class,
                           sell at discounts from par value and
                           are typically high risk securities.
Money Market Portfolio     Seeks high current income from short-   TAMIC
                           term money market instruments while
                           preserving capital and maintaining a
                           high degree of liquidity.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
VP Ultra Fund              Seeks long-term capital growth by       American Century Investment
                           looking for stocks of large companies   Management, Inc.
                           that the manager believes will
                           increase in time, using a growth
                           investment strategy developed by
                           American Century.
ALLIANCE VARIABLE PRODUCT SERIES FUND
Premier Growth Portfolio   Seeks long-term growth of capital by    Alliance Capital Management
Class B                    investing primarily in equity
                           securities of a limited number of
                           large, carefully selected, high
                           quality U.S. companies that are judged
                           likely to achieve superior earning
                           momentum.
CREDIT SUISSE WARBURG PINCUS TRUST
Emerging Markets           Seeks long-term growth of capital by    Credit Suisse Asset
Portfolio                  investing primarily in equity           Management, LLC
                           securities of non-U.S issuers
                           consisting of companies in emerging
                           securities markets.
DELAWARE GROUP PREMIUM FUND
REIT Series                Seeks to achieve maximum long-term      Delaware Management Company,
                           total return. Capital appreciation is   Inc.
                           a secondary objective. The Series       Subadviser: Lincoln
                           seeks to achieve its objectives by      Investment Management, Inc.
                           investing in securities of companies
                           primarily engaged in the real estate
                           industry. Under normal circumstances,
                           at least 65% of the Series total
                           assets will be invested in equity
                           securities of real estate investment
                           trusts ("REITs"). The Series operates
                           as a nondiversified fund as defined by
                           the Investment Company Act of 1940.
DEUTSCHE ASSET MANAGEMENT VIT FUNDS
EAFE Equity Index Fund     Seeks to replicate, before deduction    Deutsche Asset Management
                           of expenses, the total return
                           performance of the EAFE index.
Small Cap Index Fund       Seeks to replicate, before deduction    Deutsche Asset Management
                           of expenses, the total return
                           performance of the Russell 2000 index.
DREYFUS VARIABLE
  INVESTMENT FUND
Appreciation Portfolio -   Seeks primarily to provide long-term    The Dreyfus Corporation
  Initial Shares           capital growth consistent with the      Subadviser: Fayez Sarofim &
                           preservation of capital; current        Co.
                           income is a secondary investment
                           objective. The portfolio invests
                           primarily in the common stocks of
                           domestic and foreign issuers.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
DREYFUS VARIABLE INVESTMENT FUND (CONT'D)
Small Cap Portfolio -      Seeks to maximize capital               The Dreyfus Corporation
  Initial Shares           appreciation. To pursue this goal, the
                           portfolio primarily invests in
                           small-cap companies with total market
                           values of less than $2 billion at the
                           time of purchase.
FRANKLIN TEMPLETON
  VARIABLE INSURANCE
  PRODUCTS TRUST
Franklin Small Cap Fund -  Seeks long-term capital growth; the     Franklin Advisers, Inc.
Class 2                    Fund seeks to accomplish its objective  Subadviser: Templeton
                           by investing primarily (normally at     Investment Counsel, Inc.
                           least 65% of its assets) in equity
                           securities of smaller capitalization
                           growth companies.
GREENWICH STREET SERIES
  FUND
Equity Index Portfolio -   Seeks to replicate, before deduction    Travelers Investment
Class I Shares             of expenses, the total return           Management Company ("TIMCO")
                           performance of the S&P 500 Index.
Fundamental Value          Seeks long-term capital growth with     SBFM
Portfolio                  current income as a secondary
                           objective.
JANUS ASPEN SERIES
Balanced Portfolio -       Seeks current income and long-term      Janus
Service Shares             growth of capital, consistent with
                           preservation of capital and balanced
                           by current income. It pursues its
                           objective by normally investing 40-60%
                           of its assets in securities selected
                           primarily for their growth potential
                           and 40-60% of its assets in securities
                           selected primarily for their income
                           potential. This Portfolio normally
                           invests at least 25% of its assets in
                           fixed-income securities.
Global Technology          Seeks long-term growth of capital. It   Janus
Portfolio - Service        pursues its objective by investing
Shares                     primarily in equity securities of US
                           and foreign companies selected for
                           their growth potential. Normally, it
                           invests at least 65% of its total
                           assets in securities of companies that
                           the portfolio manager believes will
                           benefit significantly from advances or
                           improvements in technology.
Worldwide Growth           Seeks long-term growth of capital in a  Janus
Portfolio - Service        manner consistent with the
Shares                     preservation of capital. It pursues
                           its objective by investing primarily
                           in common stocks of companies of any
                           size throughout the world. The
                           Portfolio normally invests in issuers
                           from at least five different
                           countries, including the United
                           States. The Portfolio may at times
                           invest in fewer than five countries or
                           even a single country.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
PIMCO VARIABLE INSURANCE TRUST
Total Return Bond          Seeks maximum total return, consistent  Pacific Investment Management
Portfolio                  with preservation of capital and        Company
                           prudent investment management, by
                           investing primarily in
                           investment-grade debt securities.
PUTNAM VARIABLE TRUST
Putnam VT International    Seeks capital appreciation by           Putnam Investment Management,
Growth Fund -- Class IB    investing mostly in common stocks of    Inc. ("Putnam")
Shares                     companies outside the United States.
Putnam VT Small Cap Value  Seeks capital appreciation by           Putnam
Fund -- Class IB Shares    investing mainly in common stocks of
                           U.S. companies with a focus on value
                           stocks.
Putnam VT Voyager II       Seeks capital appreciation by           Putnam
Fund -- Class IB Shares    investing mainly in common stocks of
                           U.S. companies with a focus on growth
                           stocks.
SALOMON BROTHERS VARIABLE
  SERIES FUND INC.
Capital Fund               Seeks capital appreciation through      Salomon Brothers Asset
                           investments primarily in common stock,  Management ("SBAM")
                           or securities convertible to common
                           stocks, which are believed to have
                           above-average price appreciation
                           potential and which may also involve
                           above-average risk.
Investors Fund             Seeks long-term growth of capital.      SBAM
                           Current income is a secondary
                           objective.
Strategic Bond Fund        Seeks high level of current income. As  SBAM
                           a secondary objective, the Portfolio
                           will seek capital appreciation.
Total Return Fund          Seeks above-average income (compared    SBAM
                           to a portfolio invested entirely in
                           equity securities). Secondarily, seeks
                           opportunities for growth of capital
                           and income.
TRAVELERS SERIES FUND INC.
AIM Capital Appreciation   Seeks capital appreciation by           Travelers Investment Advisers
Portfolio                  investing principally in common stock,  ("TIA")
                           with emphasis on medium-sized and       Subadviser: AIM Capital
                           smaller emerging growth companies.      Management, Inc.
Alliance Growth Portfolio  Seeks long-term growth of capital by    TIA
                           investing predominantly in equity       Subadviser: Alliance Capital
                           securities of companies with a          Management L.P.
                           favorable outlook for earnings and
                           whose rate of growth is expected to
                           exceed that of the U.S. economy over
                           time. Current income is only an
                           incidental consideration.
MFS Total Return           Seeks to obtain above-average income    TIA
Portfolio                  (compared to a portfolio entirely       Subadviser: Massachusetts
                           invested in equity securities)          Financial Services Company
                           consistent with the prudent employment  ("MFS")
                           of capital. Generally, at least 40% of
                           the Portfolio's assets will be
                           invested in equity securities.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
TRAVELERS SERIES FUND INC. (CONT'D)
Smith Barney Aggressive    Seeks capital appreciation investing    SBFM
Growth Portfolio           primarily in common stocks of
                           companies that are experiencing, or
                           have the potential to experience,
                           growth of earnings, or that exceed the
                           average earnings growth rate of
                           companies whose securities are
                           included in the S&P 500.
Smith Barney               Seeks total return on assets from       SBFM
International All Cap      growth of capital and income by
Growth Portfolio           investing at least 65% of its assets
                           in a diversified portfolio of equity
                           securities of established non-U.S.
                           issuers.
Smith Barney Large         Seeks long-term growth of capital by    SBFM
Capitalization Growth      investing in equity securities of
Portfolio                  companies with large market
                           capitalizations.
Van Kampen Enterprise      Seeks capital appreciation through      SBFM
Portfolio                  investment in securities believed to    Subadviser: Van Kampen Asset
                           have above-average potential for        Management, Inc.
                           capital appreciation. Any income
                           received on such securities is
                           incidental to the objective of capital
                           appreciation.
TRAVELERS SERIES TRUST
Convertible Bond           Seeks current income and capital        TAMIC
  Portfolio                appreciation by investing in
                           convertible securities and in
                           combinations of nonconvertible
                           fixed-income securities and warrants
                           or call options that together resemble
                           convertible securities ("synthetic
                           convertible securities").
Disciplined Mid Cap Stock  Seeks growth of capital by investing    TAMIC
Portfolio                  primarily in a broadly diversified      Subadviser: TIMCO
                           portfolio of common stocks.
Equity Income Portfolio    Seeks reasonable income by investing    TAMIC
                           at least 65% in income-producing        Subadviser: Fidelity
                           equity securities. The balance may be   Management & Research Company
                           invested in all types of domestic and   ("FMR")
                           foreign securities, including bonds.
                           The Portfolio seeks to achieve a yield
                           that exceeds that of the securities
                           comprising the S&P 500. The Subadviser
                           also considers the potential for
                           capital appreciation.
Large Cap Portfolio        Seeks long-term growth of capital by    TAMIC
                           investing primarily in equity           Subadviser: FMR
                           securities of companies with large
                           market capitalizations.
Lazard International       Seeks capital appreciation by           TAMIC
Stock Portfolio            investing primarily in the equity       Subadviser: Lazard Asset
                           securities of non-United States         Management
                           companies (i.e., incorporated or
                           organized outside the United States).
MFS Emerging Growth        Seeks long-term growth of capital.      TAMIC
Portfolio                  Dividend and interest income from       Subadviser: MFS
                           portfolio securities, if any, is
                           incidental.

    INVESTMENT OPTION               INVESTMENT OBJECTIVE           INVESTMENT ADVISER/SUBADVISER
    -----------------               --------------------           -----------------------------
THE TRAVELERS SERIES TRUST (CONT'D)
MFS Mid Cap Growth         Seeks to obtain long-term growth of     TAMIC
Portfolio                  capital by investing under normal       Subadviser: MFS
                           market conditions, at least 65% of its
                           total assets in equity securities of
                           companies with medium market
                           capitalization which the investment
                           adviser believes have above-average
                           growth potential.
MFS Research Portfolio     Seeks to provide long-term growth of    TAMIC
                           capital and future income.              Subadviser: MFS
Travelers Quality Bond     Seeks current income, moderate capital  TAMIC
Portfolio                  volatility and total return.
Social Awareness Stock     Seeks long-term capital appreciation    SBFM
Portfolio                  and retention of net investment
                           income. The Portfolio seeks to fulfill
                           this objective by selecting
                           investments, primarily common stocks,
                           which meet the social criteria
                           established for the Portfolio. Social
                           criteria currently excludes companies
                           that derive a significant portion of
                           their revenues from the production of
                           tobacco, tobacco products, alcohol, or
                           military defense systems, or in the
                           provision of military defense related
                           services or gambling services.
U.S. Government            Seeks to select investments from the    TAMIC
Securities Portfolio       point of view of an investor concerned
                           primarily with highest credit quality,
                           current income and total return. The
                           assets of the U.S. Government
                           Securities Portfolio will be invested
                           in direct obligations of the United
                           States, its agencies and
                           instrumentalities.
VARIABLE INSURANCE PRODUCTS FUND II
Asset Manager Portfolio -  Seeks high total return with reduced    FMR
Initial Class              risk over the long-term by allocating
                           its assets among stocks, bonds and
                           short-term fixed-income instruments.
Contrafund Portfolio -     Seeks long-term capital appreciation    FMR
Service Class 2            by investing primarily in common
                           stocks of companies whose value the
                           advisor believes is not fully
                           recognized by the public.
VARIABLE INSURANCE PRODUCTS FUND III
Mid Cap Portfolio --       Seeks long-term growth of capital and   FMR
Service Class 2            income by investing primarily in
                           income-producing equity securities,
                           including common stocks and
                           convertible securities.

                           POLICY BENEFITS AND RIGHTS
--------------------------------------------------------------------------------

TRANSFERS OF CONTRACT VALUE

INVESTMENT OPTIONS

As long as the Policy remains in effect, you may make transfers of Contract Value between Investment Options. We reserve the right to restrict the number of free transfers to six times per Policy in any Policy Year and to charge $10 per Policy for each additional transfer; however, we do not currently charge for transfers.

We calculate the number of Accumulation Units involved using the Accumulation Unit Values on the Valuation Date on which we receive the transfer request.

LAPSE AND REINSTATEMENT

The Policy will remain in effect until the Cash Surrender Value of the Policy can no longer cover the Monthly Deduction Amount. If this happens, we will notify you in writing that if the amount shown in the notice is not paid within 61 days (the "Late Period"), the Policy may lapse. The amount shown will be enough to pay the deduction amount due. The Policy will continue through the Late Period, but if no payment is received by us, it will terminate at the end of the Late Period. If the Insured dies during the Late Period, the Death Benefit payable will be reduced by the Monthly Deduction Amount due plus the amount of any Indebtedness. (See "Death Benefit.")

If the Policy lapses, you may reinstate the Policy by paying the reinstatement premium (and any applicable charges) stated in the lapse notice. You may request reinstatement within three years of lapse (unless a different period is required under applicable state law). Upon reinstatement, the Policy's Contract Value will equal the Net Premium. In addition, we reserve the right to require satisfactory evidence of insurability of the Insured.

RIGHT TO CANCEL

An Applicant may cancel the Policy by returning it via mail or personal delivery to the Company or to the agent who sold the Policy. The Policy must be returned by the latest of

     (1) 10 days after delivery of the Policy to the Policy Owner,

     (2) 45 days of completion of the Policy application, or

     (3) 10 days after the Notice of Right to Cancel has been mailed or delivered to the Applicant whichever is latest, or

     (4) later if required by state law.

We will refund the premium payments paid, or the sum of (1) the difference between the premium paid, including any fees or charges, and the amounts allocated to the Investment Option(s), (2) the value of the amounts allocated to the Investment Option(s) on the date on which the Company receives the returned Policy, and (3) any fees and other charges imposed on amounts allocated to the Investment Option(s), depending on state law. We will make the refund within seven days after we receive your returned policy.

                           ACCESS TO CONTRACT VALUES
--------------------------------------------------------------------------------

POLICY LOANS

You may borrow up to 100% of the Policy's Cash Surrender Value less indebtedness. This amount will be determined on the day we receive the loan request in writing in a form acceptable to us.

We reserve the right to limit loan requests to at least $500 (subject to state law). We will make the loan within seven days of our receipt of the written loan request. The annual effective loan interest rate charged is 5.00%. The annual effective loan interest rate credited is 4.20% in years 1 - 25 and 4.50% in years 26 plus.

If you have a loan outstanding and request a second loan, we will add the amount of the outstanding loan to the loan request. Interest on the outstanding amount of the loan(s), is charged daily and is payable at the end of each Policy Year.

We will transfer the amount of the loan from each Investment Option on a pro rata basis, as of the date the loan is made unless otherwise specified. We transfer the loan amount to the Loan Account, and credit the Loan Account with a fixed annual rate as shown in the Policy. Amounts held in the Loan Account will not be affected by the investment performance of the Investment Options. As you repay the loan, we deduct the amount of the loan repayment from the Loan Account and reallocate the payments among the Investment Options according to your current instructions. You may repay all or any part of a loan secured by the Policy while the Policy is still in effect.

CONSEQUENCES. Your Cash Surrender Value is reduced by the amount of any Indebtedness. If a loan is not repaid, it permanently decreases the Cash Surrender Value, which could cause the Policy to lapse. Additionally, the Death Benefit payable will be decreased because of an outstanding loan. Also, even if a loan is repaid, the Death Benefit and Cash Surrender Value may be permanently affected since you do not receive any investment experience on the outstanding loan amount held in the Loan Account.

POLICY SURRENDERS

You may withdraw all or a portion of the Contract Value from the Policy on any day that the Company is open for business.

FULL SURRENDERS. As long as the Policy is in effect, you may surrender the Policy and receive its Cash Surrender Value. (You may request a surrender without the beneficiary's consent provided the beneficiary has not been designated "irrevocable." If so, you will need the beneficiary's consent.) The Cash Surrender Value will be determined as of the date we receive the written request at our Home Office. The Cash Surrender Value is the Contract Value, minus any Indebtedness.

For full surrenders, we will pay you within seven days after we receive the request, or on the date you specify, whichever is later. The Policy will terminate on the deduction date following our receipt of the surrender request (or following the date you specified, if later).

If the Policy has not been assigned at any time and is not part of a tax free exchange and a full surrender is requested in the first four Policy Years, we will pay an additional amount at the time of surrender as follows:

------------------------------------------------------------------------------------------
       POLICY YEAR OF FULL SURRENDER                       ADDITIONAL PAYMENT
------------------------------------------------------------------------------------------
                     1                        8% of first year premium received
------------------------------------------------------------------------------------------
                     2                        6% of the sum of premium received in each of
                                              the first two Policy Years
------------------------------------------------------------------------------------------
                     3                        3% of the sum of premium received in each of
                                              the first three Policy Years
------------------------------------------------------------------------------------------
                     4                        0.5% of the sum of premium received in each
                                              of the first four Policy Years
------------------------------------------------------------------------------------------

PARTIAL WITHDRAWALS. You may request a partial withdrawal from the Policy at any time after the first policy year. We reserve the right to limit partial withdrawals to at least $500. We will deduct the amount surrendered pro rata from all Investment Options, unless you give us other written instructions.

In addition to reducing the Policy's Contract Value, partial withdrawals will reduce the Death Benefit payable under the Policy. We will reduce the Stated Amount by the amount necessary to prevent any increase in the Net Amount at Risk. We may require you to return the Policy to record this reduction.

                                 DEATH BENEFIT
--------------------------------------------------------------------------------

The Death Benefit under the Policy is the amount paid to the Beneficiary upon the death of the Insured. The Death Benefit will be reduced by any unpaid Monthly Deduction Amount and any Indebtedness. All or part of the Death Benefit may be paid in cash or applied to one or more of the payment options described in the following pages.

You may elect one of these Death Benefit options. As long as the Policy remains in effect, the Company guarantees that the Death Benefit under any option will be at least the current Stated Amount of the Policy less any Indebtedness and unpaid Monthly Deduction Amount. The Amount Insured under any option may vary with the Contract Value of the Policy. Under Option 1 (the "Level Option"), the Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Under Option 2 (the "Variable Option"), the Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the last Insured's death) or, if greater, the Minimum Amount Insured.

The Minimum Amount Insured is the amount required to qualify the Policy as a life insurance Policy under the current federal tax law. Under that law, the Minimum Amount Insured equals a stated percentage of the Policy's Contract Value determined as of the first day of each Policy Month. The Policy uses the Cash Value Accumulation Test as the definition of life insurance under Section 7702. The percentages differ according to the attained age of the Insured. The Minimum Amount Insured is set forth in the Policy and may change as federal income tax laws or regulations change. In the Cash Value Accumulation Test, the factors at the end of a Policy Year are set forth in Appendix C.

The following examples demonstrate the relationship between the Death Benefit, the Cash Surrender Value and the Minimum Amount Insured under each Death Benefit Option. The examples assume an Insured of age 40, a Minimum Amount Insured of 332.495% of Contract Value (assuming the preceding table is controlling as to Minimum Amount Insured), and no outstanding Policy loan.

OPTION 1 -- LEVEL DEATH BENEFIT

In the following examples of an Option 1 Level Death Benefit, the Death Benefit under the Policy is generally equal to the Stated Amount of $50,000. Since the Policy is designed to qualify as a life insurance Policy, the Death Benefit cannot be less than the Minimum Amount Insured (or, in this example, 332.495% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $33,250 ($10,000 x 332.495%). Since the Death Benefit in the Policy is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($33,250), the Death Benefit would be $50,000.

EXAMPLE TWO. If the Contract Value of the Policy equals $40,000, the Minimum Amount Insured would be $132,998 ($40,000 x 332.495%). The resulting Death Benefit would be

$132,998 since the Death Benefit is the greater of the Stated Amount ($50,000) or the Minimum Amount Insured ($132,998).

OPTION 2 -- VARIABLE DEATH BENEFIT

In the following examples of an Option 2 Variable Death Benefit, the Death Benefit varies with the investment experience of the applicable Investment Options and will generally be equal to the Stated Amount plus the Contract Value of the Policy (determined on the date of the Insured's death). The Death Benefit cannot, however, be less than the Minimum Amount Insured (or, in this example, 332.495% of the Contract Value).

EXAMPLE ONE. If the Contract Value of the Policy equals $10,000, the Minimum Amount Insured would be $33,250 ($10,000 x 332.495%). The Death Benefit ($60,000) would be equal to the Stated Amount ($50,000) plus the Contract Value ($10,000), unless the Minimum Amount Insured ($33,250) was greater.

EXAMPLE TWO. If the Contract Value of the Policy equals $60,000, then the Minimum Amount Insured would be $199,497 ($60,000 x 332.495%). The resulting Death Benefit would be $199,497 because the Minimum Amount Insured ($199,497) is greater than the Stated Amount plus the Contract Value ($50,000 + $60,000 = $110,000).

PAYMENT OF PROCEEDS

Death Benefits are payable within seven days after we receive satisfactory proof of the Insured's death. The amount of Death Benefit paid may be adjusted to reflect any unpaid Monthly Deduction Amount, any Indebtedness, any material misstatements in the Policy application as to age or sex of the Insured, and any amounts payable to an assignee under a collateral assignment of the Policy. (See "Assignment".) If no beneficiary is living when the Insured has died, the Death Benefit will be paid to the Policy Owner, if living, otherwise, the Death Benefit will be paid to the Policy Owner's estate.

Subject to state law, if the Insured commits suicide within two years following the Issue Date limits on the amount of Death Benefit paid will apply. (See "Limit on Right to Contest and Suicide Exclusion") In addition, if the Insured dies during the 61-day period after the Company gives notice to the Policy Owner that the Cash Surrender Value of the Policy is insufficient to meet the Monthly Deduction Amount due against the Contract Value of the Policy, then the Death Benefit actually paid to the Policy Owner's Beneficiary will be reduced by the amount of the Deduction Amount that is due and unpaid. (See "Contract Value and Cash Surrender Value," for effects of partial surrenders on Death Benefits.)

PAYMENT OPTIONS

We will pay policy proceeds in a lump sum, unless you or the Beneficiary selects one of the Company's payment options. We may defer payment of proceeds which exceed the Contract Value for up to six months from the date of the request for the payment. A combination of options may be used. The minimum amount that may be placed under a payment option is $5,000 unless we consent to a lesser amount. Proceeds applied under an option will no longer be affected by the investment experience of the Investment Options.

     The following payment options are available under the Policy:

     OPTION 1 -- Payments of a Fixed Amount

     OPTION 2 -- Payments for a Fixed Period

     OPTION 3 -- Amounts Held at Interest

     OPTION 4 -- Monthly Life Income

     OPTION 5 -- Joint and Survivor Level Amount Monthly Life Income

     OPTION 6 -- Joint and Survivor Monthly Life Income-Two-thirds to Survivor

     OPTION 7 -- Joint and Last Survivor Monthly Life Income-Monthly Payment
                 Reduces on Death of First Person Named

     OPTION 8 -- Other Options

We will make any other arrangements for periodic payments as may be agreed upon. If any periodic payment due any payee is less than $50, we may make payments less often. If we have declared a higher rate under an option on the date the first payment under an option is due, we will base the payments on the higher rate.

                               MATURITY BENEFITS
--------------------------------------------------------------------------------

The maturity date is the anniversary of the Policy Date on which the Insured is age 100. If the Insured is living on the Maturity Date, the Company will pay you the Policy's Contract Value, less any Indebtedness or unpaid Deduction Amount and any amount payable to an assignee under a collateral assignment of the Policy. You must surrender the Policy to us before we make a payment, at which point the Policy will terminate and we will have no further obligations under the Policy.

                             CHARGES AND DEDUCTIONS
--------------------------------------------------------------------------------

GENERAL

We deduct the charges described below. The charges are for service and benefits we provide, costs and expenses we incur, and risks we assume under the Policies, services and benefits we provide include:

     - the ability for you to make withdrawals and surrenders under the Policies;

     - the ability for you to obtain a loan under the Policies;

     - the Death Benefit paid on the death of the Insured;

     - the available funding options;

     - administration of the various elective options available under the Policies; and

     - the distribution of various reports to policy owners.

Costs and expenses we incur include:

     - expenses associated with underwriting applications and increases in the Stated Amount;

     - losses associated with various overhead and other expenses associated with providing the services and benefits provided by the Policies;

     - sales and marketing expenses including commission payments to your sales agent; and

     - other costs of doing business.

Risks we assume include:

     - that Insureds may live for a shorter period of time than estimated resulting in the payment of greater Death Benefits than expected; and

     - that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

The amount of a charge may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designated charge. We also may profit on one or more of the charges. We may use any such profits for any corporate purpose, including the payment of sales expenses.

CHARGES AGAINST PREMIUM

     - FRONT-END SALES EXPENSE CHARGES. When we receive a Premium Payment, and before allocation of the payment among the Investment Options, we deduct a front-end sales charge. The current charge is 12% of the premiums received up to the Target Premium for Policy Years 1 through 7, and 5.5% thereafter. The current charge on premium received in excess of the Target Premium is 8% for Policy Years 1 through 7, and 5.5% thereafter. The sales charge is guaranteed not to exceed 15% of such Target Premium payments in all Contract Years and 12% on amounts in excess of the Target Premium. For these purposes an increase in Stated Amount is treated as a newly issued contract. Currently, 2.25% of the Sales Expense Charge is designed to compensate us for state premium taxes owed by the Company associated with the receipt of premium, which cost is borne by the Policy Owner. These taxes vary from state to state, and 2.25% is an average. In some states, there may be no premium taxes associated with premium. Likewise, 1.25% of the Sales Expense Charge is designed to compensate us for federal taxes associated with the receipt of premium, which cost is borne by the Policy Owner.

MONTHLY DEDUCTION AMOUNT

We will deduct a Monthly Deduction Amount to cover certain charges and expenses incurred in connection with the Policy. The Monthly Deduction Amount is deducted pro rata from each of the Investment Options attributable to the Policy. The amount is deducted on the first day of each Policy Month (the "Deduction Date"), beginning on the Policy Date. The dollar amount of the Monthly Deduction Amount will vary from month to month. The Monthly Deduction Amount consists of the Cost of Insurance Charge, Monthly Policy Fee, Monthly Administrative Per $1,000 Charge, Case Charge and charges for any Rider(s).

COST OF INSURANCE CHARGE. The Cost of Insurance Charge is a significant charge under your Policy because it is the primary charge for the death benefit we provide you. We determine the Cost of Insurance in a manner that reflects the anticipated mortality of the Insured. Because the Cost of Insurance depends on a number of factors (age, gender (where applicable), policy duration), the cost will vary from policy to policy. The amount of the Cost of Insurance deduction also depends on the amount of insurance coverage on the date of the deduction and the current cost per dollar for insurance coverage. The cost per dollar of insurance coverage varies annually and is based on age, sex, risk class of the Insured and duration from issue.

MONTHLY POLICY FEE. This current $17.35 charge is used to cover expenses associated with maintaining the policy. This charge is guaranteed not to exceed $30.

MONTHLY ADMINISTRATIVE PER $1,000 CHARGE. An administrative expense charge of $0.10 per thousand per month of Total Per $1000 Death Benefit applied for the first 20 years and for 20 years following an increase in Stated Amount. The Total Per $1,000 Death Benefit is the lessor of the Initial Death Benefit and 20 times the Target Premium.

CASE CHARGE. This current $40 per month per case charge is used to cover expenses associated with maintaining the policies. This charge is guaranteed not to exceed $60. The Case Charge is allocated equally to each policy in a case.

CHARGES AGAINST THE SEPARATE ACCOUNT

MORTALITY AND EXPENSE RISK CHARGE. We deduct a daily charge applied against the assets in the Investment Options for mortality and expense risks. This current charge is at an annual rate of 0.55% for Policy Years 1-25, and 0.25% thereafter. It is guaranteed not to exceed 0.75% for all years. This charge compensates us for various risks assumed, benefits provided and expenses incurred including commissions paid to your sales agent.

UNDERLYING FUND EXPENSES

When you allocate money to the Investment Options, the Separate Account purchases shares of the corresponding Underlying Funds at net asset value. The net asset value reflects investment advisory fees and other expenses already deducted. The investment advisory fees and other expenses paid by each of the Underlying Funds are described in the individual Underlying Fund prospectuses. These are not direct charges under the Policy; they are indirect because they affect each Investment Option's accumulation unit value.

The Company also reserves the right to charge the assets of each Investment Option for a reserve for any income taxes payable by the Company on the assets attributable to that Investment Option. (See "Federal Tax Considerations.")

TRANSFER CHARGE

There is currently no charge for transfers between Investment Options. We reserve the right to limit free transfers of Contract Value to six times per Policy in any Policy Year, and to charge $10 per Policy for any additional transfers.

REDUCTION OR MODIFICATION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. The Company may reduce or modify certain charges (sales load, surrender charge, monthly administrative charge, monthly cost of insurance charge, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to the Company. These charges may be reduced or modified in certain group, sponsored arrangements or special programs. Eligibility for reduction or modification in charges and the amount is determined by a number of factors, including:

     - the number of insureds;

     - the total premium expected to be paid;

     - total assets under management for the policy owner;

     - the nature of the relationship among individual insureds;

     - the purpose for which the policies are being purchased;

     - the expected persistency of individual policies; and

     - any other circumstances which are expected to reduce expenses.

The extent and nature of modifications may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of service.

                       THE SEPARATE ACCOUNT AND VALUATION
--------------------------------------------------------------------------------

THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE (FUND UL III)

The Travelers Fund III for Variable Life Insurance was established on January 15, 1999 under the insurance laws of the state of Connecticut. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940. A Registration Statement has been filed with the SEC under the Securities Act of 1933, as amended. This Prospectus does not contain all information set forth in the Registration Statement, its amendments and exhibits. You may access the SEC's website (http://www.sec.gov) to view the entire Registration Statement. This registration does not mean that the SEC supervises the management or the investment practices or policies of the Separate Account.

The assets of Fund are invested exclusively in shares of the Investment Options. The operations of Fund are also subject to the provisions of Section 38a-433 of the Connecticut General Statutes which authorizes the Connecticut Insurance Commissioner to adopt regulations under it. Under Connecticut law, the assets of Fund UL III will be held for the exclusive benefit of Policy Owners. The assets held in Fund UL III are not chargeable with liabilities arising out of any other business which the Company may conduct. Any obligations arising under the Policy are general corporate obligations of the Company.

All investment income of and other distributions to each Investment Option are reinvested in shares of corresponding underlying fund at net asset value. The income and realized gains or losses on the assets of each Investment Option are separate and are credited to or charged against the Investment Option without regard to income, gains or losses from any other Investment Option or from any other business of the Company. The Company purchases shares of the Underlying Funds in connection with the Investment Options associated with premium payments allocated at the Policy Owners' directions, and redeems Fund UL III units to meet Policy obligations. We will also make adjustments in reserves, if required. The Investment Options are required to redeem Underlying Fund shares at net asset value and to make payment within seven days.

HOW THE CONTRACT VALUE VARIES. We calculate the Policy's Contract Value each day the New York Stock Exchange is open for trading (a "valuation date") and we are open for business. A Policy's Contract Value reflects a number of factors, including Premium Payments, partial withdrawals, loans, Policy charges, and the investment experience of the Investment Option(s) chosen. The Policy's Contract Value on a valuation date equals the sum of all accumulation units for each Investment Option chosen, plus the Loan Account Value.

The Separate Account purchases shares of the Underlying Funds at net asset value (i.e., without a sales charge). The Separate Account receives all dividends and capital gains distributions from each Underlying Fund, and reinvests in additional shares of that fund. The Accumulation Unit Value reflects the reinvestment of any dividends or capital gains distributions declared by the Underlying Fund. The Separate Account will redeem Underlying Fund shares at their net asset value, to the extent necessary to make payments under the Policy.

In order to determine Contract Value, Cash Surrender Value, policy loans and the number of Accumulation Units to be credited, we use the values calculated as of the close of business on each valuation date we receive the written request, or payment in good order, at our Home Office.

ACCUMULATION UNIT VALUE. Accumulation Units measure the value of the Investment Options. The value for each Investment Option's Accumulation Unit is calculated on each valuation date. The value equals the Accumulation Unit value for the preceding valuation period multiplied by the Underlying Fund's Net Investment Factor during the next Valuation Period. (For example, to calculate Monday's valuation date price, we would multiply Friday's Accumulation Unit Value by Monday's Net Investment Factor.)

The Accumulation Unit Value may increase or decrease. The number of Accumulation Units credited to your Policy will not change as a result of the Investment Option's investment experience.

NET INVESTMENT FACTOR. For each Investment Option, the value of its Accumulation Unit depends of the net rate of return for the corresponding Underlying Fund. We determine the net rate of return at the end of each Valuation Period (that is, the period of time beginning at the close of the New York Stock Exchange, and ending at its close of business on the next Valuation
Date). The net rate of return reflects the investment performance of the Investment Option, includes any dividends or capital gains distributed, and is net of the Separate Account and underlying Investment Option charges.

                             CHANGES TO THE POLICY
--------------------------------------------------------------------------------

GENERAL

Once the policy is issued, you may make certain changes. Some of these changes will not require additional underwriting approval; some changes will. Certain requests must be made in writing, as indicated below:

WRITTEN CHANGES REQUIRING UNDERWRITING APPROVAL:

     - increases in the stated amount of insurance;

WRITTEN CHANGES NOT REQUIRING UNDERWRITING APPROVAL:

     - decreases in the stated amount of insurance

     - changing the death benefit option

     - changes to the way your premiums are allocated

     - changing the beneficiary (unless irrevocably named)

Written requests for changes should be sent to the Company c/o Andesa, TPA, Inc.

CHANGES IN STATED AMOUNT

After the first policy year, a Policy Owner may request in writing an increase or decrease in the Policy's Stated Amount, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the Cost of Insurance Charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1) against the most recent increase in the Stated Amount;

     2) to other increases in the reverse order in which they occurred;

     3) to the initial Stated Amount.

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is includable in the gross income of the Policy Owner.

For increases in the Stated Amount, we may require a new application and evidence of insurability as well as an additional premium payment. The effective date of any increase will be shown on the new Policy Summary which we will send. The effective date of any increase in the Stated Amount will generally be the Deduction Date next following either the date of a new application or, if different, the date requested by the Applicant. There is no additional charge for a decrease in Stated Amount.

CHANGES IN DEATH BENEFIT OPTION

After the first policy year, if the Insured is alive you may change the Death Benefit Option by sending a written request to the Company. The following changes in Death Benefit Options are permissible:

     Options 1-2

     Options 2-1

If the Option is changed from Option 1 to Option 2 the Stated Amount will be reduced by the amount of the Contract Value at the time of the change. If the Option is changed from Option 2 to Option 1 the Stated Amount will be increased by the amount of the Contract Value at the time of the Option change. There is no other direct consequence of changing a Death Benefit option, except as described under "Tax Treatment of Policy Benefits." However, the change could affect future values of Net Amount At Risk. The cost of insurance charge which is based on the Net Amount At Risk may be different in the future.

                          ADDITIONAL POLICY PROVISIONS
--------------------------------------------------------------------------------

ASSIGNMENT

The Policy may be assigned as collateral for a loan or other obligation. The Company is not responsible for any payment made or action taken before receipt of written notice of such assignment. Proof of interest must be filed with any claim under a collateral assignment.

LIMIT ON RIGHT TO CONTEST AND SUICIDE EXCLUSION

The Company may not contest the validity of the Policy after it has been in effect during the lifetime or the Insured for two years from the Issue Date. Subject to state law, if the Policy is reinstated, the two-year period will be measured from the date of reinstatement. Each requested increase in Stated Amount is contestable for two years from its effective date (subject to state law). In addition, if the Insured commits suicide during the two-year period following issue, subject to state law, the Death Benefit will be limited to the premiums paid less (i) the amount of any partial surrender, (ii) the amount of any Indebtedness, and (iii) the amount of any unpaid Deduction Amount due. During the two-year period following an increase, the Death Benefit in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase.

MISSTATEMENT AS TO SEX AND AGE

If there has been a misstatement with regard to sex or age, benefits payable will be adjusted to what the Policy would have provided with the correct information. A misstatement with regard to sex or age in a substantially funded Policy may cause a cash distribution that is includable in whole or in part in the gross income of the Policy Owner.

VOTING RIGHTS

The Company is the legal owner of the underlying fund shares. However, we believe that when an underlying fund solicits proxies, we are required to obtain from policy owners who have chosen those investment options instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares we own on our own behalf. If we determine that we no longer need to comply with this voting method, we will vote on the shares in our own right.

                                 OTHER MATTERS
--------------------------------------------------------------------------------

STATEMENTS TO POLICY OWNERS

We will maintain all records relating to the Separate Account and the Investment Options. At least once each Policy Year, we will send you a statement containing the following information:

     - the Stated Amount and the Contract Value of the Policy (indicating the number of Accumulation Units credited to the Policy in each Investment Option and the corresponding Accumulation Unit Value);

     - the date and amount of each premium payment;

     - the date and amount of each Monthly Deduction;

     - the amount of any outstanding Policy loan as of the date of the statement, and the amount of any loan interest charged on the Loan Account;

     - the date and amount of any partial cash surrenders and the amount of any partial surrender charges;

     - the annualized cost of any supplemental benefits purchased under the Policy; and

     - a reconciliation since the last report of any change in Contract Value and Cash Surrender Value.

We will also send any other reports required by any applicable state or federal laws or regulations.

SUSPENSION OF VALUATION

We reserve the right to suspend or postpone the date of any payment of any benefit or values associated with the Separate Account for any Valuation Period
(1) when the New York Stock Exchange ("Exchange") is closed; (2) when trading on the Exchange is restricted; (3) when the SEC determines so that disposal of the securities held in the Underlying Funds is not reasonably practicable or the value of the Investment Option's net assets cannot be determined; or (4) during any other period when the SEC, by order, so permits for the protection of security holders.

DIVIDENDS

No dividends will be paid under the Policy.

MIXED AND SHARED FUNDING

It is conceivable that in the future it may not be advantageous for variable life insurance and variable annuity Separate Accounts to invest in the Investment Options simultaneously. This is called mixed funding. Certain Underlying Funds may be available to variable products of other companies not affiliated with Travelers. This is called "shared funding." Although we -- and the Underlying Funds -- do not anticipate any disadvantages either to variable life insurance or to variable annuity Policy Owners, the Underlying Funds' Boards of Directors intend to monitor events to identify any material conflicts that may arise and to determine what action, if any, should be taken. If any of the Underlying Funds' Boards of Directors conclude that separate mutual funds should be established for variable life insurance and variable annuity Separate Accounts, the Company will bear the attendant expenses, but variable life insurance and variable annuity Policy Owners would no longer have the economies of scale resulting from a larger combined mutual fund. Please consult the prospectuses of the Underlying Funds for additional information.

DISTRIBUTION

The Company intends to sell the Policies in all jurisdictions where it is licensed to do business and where the Policy is approved. Any sales representative or employee associated with a broker-dealer who sells the Contracts will be qualified to sell variable life insurance under applicable federal and state laws. Each broker-dealer is registered with the SEC under the Securities Exchange Act of 1934, and all are members of the NASD. The Policy is offered through both affiliated and non-affiliated broker-dealers.

The principal underwriter of the Policies is Travelers Distribution LLC, One Tower Square, Hartford, Connecticut 06183, an affiliated broker-dealer.

The maximum commission payable by the Company for distribution to the broker-dealer will not exceed 35% of the premium paid in the first Contract Year or 20% of the premium paid in Contract Years 2-4. After Contract Year 4, the maximum commission will not exceed 10% of the premiums paid plus 1.00% of the current Contract Value. From time to time, the Company may pay or permit other promotional incentives, in cash, credit or other compensation.

LEGAL PROCEEDINGS AND OPINION

There are no pending material legal proceedings affecting the Separate Account.

THE TRAVELERS INSURANCE COMPANY

In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

Legal matters in connection with the federal laws and regulations affecting the issue and sale of the Contract described in this prospectus, as well at the organization of the Company, its authority to issue variable annuity contracts under Connecticut law and the validity of the forms of the variable annuity contracts under Connecticut law, have been passed on by the Deputy General Counsel of the Company.

EXPERTS

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The financial statements of the Travelers Fund UL III for Variable Life Insurance as of December 31, 2000, and for the years ended December 31, 2000 and the period from September 8, 1999 (date operations commenced) to December 31, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, upon the authority of said firm as experts in accounting and auditing.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The following is a general discussion of the federal income tax considerations relating to the Policies. This discussion is based upon the Company's understanding of the federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). These laws are complex, and tax results may vary among individuals. A person contemplating the purchase of or the exercise of elections under a Policy should seek competent tax advice.

IT SHOULD BE UNDERSTOOD THAT THIS IS NOT AN EXHAUSTIVE DISCUSSION OF ALL TAX QUESTIONS THAT MIGHT ARISE UNDER THE POLICIES. NO ATTEMPT HAS BEEN MADE TO ADDRESS ANY FEDERAL ESTATE TAX OR STATE AND LOCAL TAX CONSIDERATIONS WHICH MAY ARISE IN CONNECTION WITH A POLICY. FOR COMPLETE INFORMATION, A QUALIFIED TAX ADVISOR SHOULD BE CONSULTED.

THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF ANY POLICY AND THE FOLLOWING TAX DISCUSSION IS BASED ON THE COMPANY'S UNDERSTANDING OF FEDERAL INCOME TAX LAWS AS THEY ARE CURRENTLY INTERPRETED. THE COMPANY CANNOT GUARANTEE THAT THOSE LAWS OR INTERPRETATIONS WILL REMAIN UNCHANGED.

TAX STATUS OF THE POLICY

DEFINITION OF LIFE INSURANCE

Section 7702 of the IRS Code ("Code") sets forth a definition of a life insurance contract for federal tax purposes. Guidance as to how Section 7702 is to be applied, however, is limited. Although the Secretary of the Treasury (the "Treasury") is authorized to prescribe regulations implementing Section 7702, and while proposed regulations and other limited, interim guidance has been issued, final regulations have not been adopted. If a Policy were determined not to be a life insurance contract for purposes of Section 7702, such Policy would not provide the tax advantages normally provided by a life insurance policy.

With respect to a Policy issued on the basis of a standard rate class, the Company believes (largely in reliance on IRS Notice 88-128 and the proposed regulations under Section 7702) that such a Policy should meet the Section 7702 definition of a life insurance contract. There is less guidance on the application of the rules with respect to a Policy that is issued on a substandard basis (i.e., a premium class involving higher than standard mortality risk). Thus, it is not clear whether such a Policy would satisfy
Section 7702, particularly if the Policy Owner pays the full amount of premiums permitted under the Policy.

The Company reserves the right to make changes in the Policy if such changes are deemed necessary to attempt to assure its qualification as a life insurance contract for tax purposes.

DIVERSIFICATION

Section 817(h) of the Code provides that separate account investments (or the investments of a mutual fund, the shares of which are owned by separate accounts of insurance companies) underlying the Policy must be "adequately diversified" in accordance with Treasury regulations in order for the Policy to qualify as life insurance. The Treasury Department has issued regulations prescribing the diversification requirements in connection with variable contracts. The Separate Account, through the Investment Options, intends to comply with these requirements. Although the Company does not control the Investment Options, it intends to monitor the investments of the Investment Options to ensure compliance with the diversification requirements prescribed by the Treasury Department.

INVESTOR CONTROL

In certain circumstances, owners of variable life insurance contracts may be considered the owners, for federal income tax purposes, of the assets of the separate accounts used to support their contract. In those circumstances, income and gains from the separate account assets would be includable in the variable contract owner's gross income each year. The IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury has also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Policy Owner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular Investment Options without being treated as owners of the underlying assets." As of the date of this prospectus, no such guidance has been issued.

The ownership rights under the Policy are similar to, but different in certain respects from, those described by the IRS in rulings in which it determined that the policy owners received the desired tax benefits because they were not owners of separate account assets. For example, a Policy Owner of this Policy has the choice of more investment options to which to allocate premium payments and cash values and may be able to transfer among investment options more frequently than in such rulings. In addition, the Policy Owner may have the choice of certain investment options which may be more similar to each other in their investment objective and policies than in such rulings. These differences could result in the Policy Owner being treated as the owner of the assets of the Separate Account. In addition, the Company does not know what standard will be set forth in the regulations or rulings which the Treasury is expected to issue, nor does the Company know if such guidance will be issued. The Company therefore reserves the right to modify the Policy as necessary to attempt to prevent the Policy Owner from being considered the owner of a pro rata share of the assets of the Separate Account.

The remaining tax discussion assumes that the Policy qualifies as a life insurance contract for federal income tax purposes.

TAX TREATMENT OF POLICY BENEFITS

IN GENERAL

The Company believes that the proceeds and Contract value increases of a Policy should be treated in a manner consistent with a fixed-benefit life insurance policy for federal income tax purposes. Thus, the Death Benefit under the Policy should be excludable from the gross income of the Beneficiary.

In addition, the Policy Owner will generally not be deemed to be in constructive receipt of the Contract Value, including increments thereof, until there is a distribution. The tax consequences of distribution from, and loans taken from or secured by, a Policy depend on whether the Policy is classified as a "Modified Endowment Contract." However, whether a Policy is or is not a Modified Endowment Contract, upon a complete surrender or lapse of a Policy or when benefits are paid at a Policy's maturity date, if the amount received plus the amount of indebtedness exceeds the total investment in the Policy, the excess will generally be treated as ordinary income subject to tax.

Depending on the circumstances, the exchange of a Policy, a change in the Policy's Death Benefit Option, a Policy loan, a partial withdrawal, a surrender, a change in ownership, or an assignment of the Policy may have federal income tax consequences. In addition, federal, state and local transfer, and other tax consequences of ownership or receipt of Policy proceeds depend on the circumstances of each Owner or beneficiary. Therefore, it is important to check with a tax adviser prior to the purchase of a policy.

MODIFIED ENDOWMENT CONTRACTS

A modified endowment contract is defined under tax law as any policy that satisfies the present legal definition of a life insurance contract but which fails to satisfy a 7-pay test. This failure could occur with contracts entered into after June 21, 1988, or with certain older contracts materially changed after that date. A Section 1035 exchange of an older contract into a contract after that date will not by itself cause the new contract to be a modified endowment contract if the older contract had not become one prior to the exchange. However, the new contract must be re-tested under the 7-pay test rules.

A contract fails to satisfy the 7-pay test if the cumulative amount of premiums paid under the contract at any time during the first seven contract years exceeds the sum of the net level premiums that would have been paid on or before such time had the contract provided for paid-up future benefits after the payment of seven level annual premiums. If a material change in the contract occurs either during the first seven contract years, or later, a new seven-year testing period is begun. A decrease to Stated Amount made in the first seven years will cause a retest of the cumulative amount of premiums. Decreases made after the first seven contract years are not considered a material change, provided no other material changes have occurred prior. Tax regulations or other guidance will be needed to fully define those transactions which are material changes. The Company has established safeguards for monitoring whether a contract may become a modified endowment contract.

Loans and partial withdrawals from, as well as collateral assignments of, Policies that are modified endowment contracts will be treated as distributions to the Policy Owner for tax purposes. All pre-death distributions (including loans, partial withdrawals and collateral assignments) from these Policies will be included in gross income on an income-first basis to the extent of any income in the Policy (the cash value less the Policy Owner's investment in the Policy) immediately before the distribution.

The law also imposes a 10% penalty tax on pre-death distributions (including loans, collateral assignments, partial withdrawals and complete surrenders) from modified endowment contracts to the extent they are included in income, unless a specific exception to the penalty applies. The penalty does not apply to amounts which are distributed on or after the date on which the taxpayer attains age
59 1/2, because the taxpayer is disabled, or as substantially equal periodic payments over the taxpayer's life (or life expectancy) or over the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Furthermore, if the loan interest is capitalized by adding the amount due to the balance of the loan, the amount of the capitalized interest will be treated as an additional distribution subject to income tax as well as the 10% penalty tax, if applicable, to the extent of income in the Policy.

The Death Benefit of a modified endowment contract remains excludable from the gross income of the Beneficiary to the extent described above in "Tax Consequences of Life Insurance Contracts." Furthermore, no part of the investment growth of the Contract Value of a modified endowment contract is includable in the gross income of the Contract Owner unless the contract matures, is distributed or partially surrendered, is pledged, collaterally assigned, or borrowed against, or otherwise terminates with income in the contract prior to death. A full surrender of the contract after age 59 1/2 will have the same tax consequences as noted above in "Tax Consequences of Life Insurance Contracts."

EXCHANGES

Any Policy issued in exchange for a modified endowment contract will be subject to the tax treatment accorded to modified endowment contracts. However, the Company believes that any Policy received in exchange for a life insurance contract that is not a modified endowment contract will generally not be treated as a modified endowment contract if the face amount of the Policy is greater than or equal to the death benefit of the policy being exchanged. The payment of any premiums at the time of or after the exchange may, however, cause the Policy to become a modified endowment contract. A prospective purchaser should consult a qualified tax advisor before authorizing the exchange of his or her current life insurance contract for a Policy.

AGGREGATION OF MODIFIED ENDOWMENT CONTRACTS

In the case of a pre-death distribution (including a loan, partial withdrawal, collateral assignment or complete surrender) from a Policy that is treated as a modified endowment contract, a special aggregation requirement may apply for purposes of determining the amount of the income on the Policy. Specifically, if the Company or any of its affiliates issues to the same Policy Owner more than one modified endowment contract within a calendar year, then for purposes of measuring the income on the Policy with respect to a distribution from any of those Policies, the income on the Policy for all those Policies will be aggregated and attributed to that distribution.

POLICIES WHICH ARE NOT MODIFIED ENDOWMENT CONTRACTS

Unlike loans from modified endowment contracts, a loan from a Policy that is not a modified endowment contract will be considered indebtedness of the Owner and no part of a loan will constitute income to the Owner.

Pre-death distributions from a Policy that is not a modified endowment contract will generally not be included in gross income to the extent that the amount received does not exceed the Policy Owner's investment in the Policy. (An exception to this general rule may occur in the case of a decrease or change that reduces the benefits provided under a Policy in the first 15 years after the Policy is issued and that results in a cash distribution to the Policy Owner. Such a cash distribution may be taxed in whole or in part as ordinary income to the extent of any gain in the Policy.)

Further, the 10% penalty tax on pre-death distributions does not apply to Policies that are not modified endowment contracts.

Certain changes to Policies that are not modified endowment contracts may cause such Policies to be treated as modified endowment contracts. A Policy Owner should therefore consult a tax advisor before effecting any change to a Policy that is not a modified endowment contract.

TREATMENT OF LOAN INTEREST

If there is any borrowing against the Policy, the interest paid on loans may not be tax deductible.

THE COMPANY'S INCOME TAXES

The Company is taxed as a life insurance company under federal income tax law. Presently, the Company does not expect to incur any income tax or the earnings or the realized capital gains attributable to Fund UL III. However, the Company may assess a charge against the Investment Options for federal income taxes attributable to those accounts in the event that the Company incurs income or capital gains or other tax liability attributable to Fund UL III under future tax law.

                                  THE COMPANY
--------------------------------------------------------------------------------

The Travelers Insurance Company (the "Company") is a stock insurance company chartered in 1864 in Connecticut and has been engaged in the insurance business since that time. The Company writes individual life insurance and individual and group annuity contracts on a non-participating basis, and acts as depositor for the Separate Account assets. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands, and the Bahamas. The Company's obligations as depositor for Fund UL III may not be transferred without notice to and consent of Policy Owners.

The Company is an indirect wholly owned subsidiary of Citigroup Inc., a financial services holding company. The Company's principal executive offices are located at One Tower Square, Hartford, Connecticut 06183, telephone number
(860) 277-0111.

The Company is subject to Connecticut law governing insurance companies and is regulated and supervised by the Connecticut Commissioner of Insurance. An annual statement in a prescribed form must be filed with the Commissioner on or before March 1 in each year covering the operations of the Company for the preceding year and its financial condition on December 31 of such year. The Company's books and assets are subject to review or examination by the Commissioner, and a full examination of its operations is conducted at least once every four years. In addition, the Company is subject to the insurance laws and regulations of any jurisdiction in which it sells its insurance Policies, as well as to various federal and state securities laws and regulations.

                                   MANAGEMENT
--------------------------------------------------------------------------------

DIRECTORS OF THE TRAVELERS INSURANCE COMPANY

The following are the Directors and Executive Officers of The Travelers Insurance Company. Unless otherwise indicated, the principal business address for all individuals is the Company's Home Office at One Tower Square, Hartford, Connecticut 06183. References to Citigroup include prior to December 31, 1993, Primerica Corporation or its predecessors, and prior to October 8, 1998, Travelers Group Inc.

                             DIRECTOR
     NAME AND POSITION        SINCE                       PRINCIPAL BUSINESS
     -----------------       --------                     ------------------
George C. Kokulis..........    1996     President and Chief Executive Officer since April
                                        2000,
Director                                Executive Vice President (7/1999-3/2000), Senior Vice
                                        President (1995-1999), Vice President (1993-1995) of
                                        The Travelers Insurance Company.
William R. Hogan...........    2001     Senior Vice President of The Travelers Insurance
Director                                Company since June 2000; Vice President and Chief
                                        Actuary (1997-2000), Second Vice President and Actuary
                                        (1996-1997), Actuary (1991-1996), Assistant Actuary
                                        (1988-1991) of The Travelers Insurance Company.
Glenn D. Lammey............    2000     Executive Vice President since May 2000, and Chief
Director                                Financial Officer, Chief Accounting Officer and
                                        Controller since March 2000 of The Travelers Insurance
                                        Company; Executive Vice President, Claim Services
                                        (1997-2000), Senior Vice President (1996-1997) of
                                        Travelers Property Casualty Corp.; Vice President and
                                        Chief Financial Officer (1992) Personal Lines of The
                                        Travelers Insurance Company.
Marla Berman Lewitus.......    2000     Senior Vice President and General Counsel since August
Director                                1999 of The Travelers Insurance Company; Associate
                                        General Counsel (1998-1999), Assistant General Counsel
                                        (1995-1998), Senior Counsel (1991-1995) of Citigroup
                                        Inc.

SENIOR OFFICERS OF THE TRAVELERS INSURANCE COMPANY

The following are the Senior Officers of The Travelers Insurance Company other than the Directors listed above, as of the date of this Prospectus. Unless otherwise indicated, the principal business address for all individuals listed is One Tower Square, Hartford, Connecticut 06183.

                NAME                      POSITION WITH INSURANCE COMPANY
                ----                      -------------------------------
Stuart Baritz........................  Senior Vice President
William H. Heyman*...................  Senior Vice President
Madelyn Lankton......................  Senior Vice President
Brendan M. Lynch.....................  Senior Vice President
Warren H. May........................  Senior Vice President
Laura Pantaleo.......................  Senior Vice President
Kathleen A. Preston..................  Senior Vice President
Robert J. Price*.....................  Senior Vice President
David A. Tyson.......................  Senior Vice President
F. Denney Voss*......................  Senior Vice President

---------------
* Principal business address: 399 Park Avenue, New York, New York 10043

                           EXAMPLE OF POLICY CHARGES
--------------------------------------------------------------------------------

The following chart illustrates the Monthly Deduction Amounts that would apply under a Policy based on the assumptions listed below. Monthly Deduction Amounts generally will be higher for an Insured who is older than the assumed Insured, and lower for an Insured who is younger (assuming the Insureds have the same risk classification). Cost of insurance rates go up each year as the Insured becomes a year older.

Male, Age 45
Preferred
Non-smoker
Annual Premium: $25,000 for seven years
Hypothetical Gross Annual Investment
  Rate of Return: 8%
Face Amount: $436,577
Level Death Benefit Option
Current Charges
Number of Lives in Case: 1

                                     TOTAL MONTHLY DEDUCTION
                                       FOR THE POLICY YEAR
                                   ---------------------------
                                    COST OF
POLICY   CUMULATIVE                INSURANCE   ADMINISTRATIVE    PER $1,000
 YEAR     PREMIUMS    SALES LOAD    CHARGES        CHARGES         CHARGE
------   ----------   ----------   ---------   --------------    ----------
1...      $ 25,000      $3,000       $267           $688            $524
2...      $ 50,000      $3,000       $371           $688            $524
3...      $ 75,000      $3,000       $457           $688            $524
5...      $125,000      $3,000       $453           $688            $524
10..      $175,000      $    0       $848           $688            $524

Hypothetical results shown above are illustrative only and are based on the Hypothetical Gross Annual Investment Rate of Return shown above. This Hypothetical Gross Annual Investment Rate of Return should not be deemed to be a representation of past or future investment results. Actual investment results may be more or less than those shown. No representations can be made that the hypothetical rates assumed can be achieved for any one year or sustained over a period of time.

                                 ILLUSTRATIONS
--------------------------------------------------------------------------------

The following pages are intended to illustrate how the Contract Value, Surrender Value and Death Benefit can change over time for Policies issued to a 45 year old male. The illustrations assume that premiums are paid as indicated, no Policy loans are made, no increases or decreases to the Stated Amount are requested, no partial surrenders are made, and no charges for transfers between funds are incurred.

For all illustrations, there are two pages of values. One page illustrates the assumption that the maximum Guaranteed Cost of Insurance Rates, the monthly administrative charge, monthly load per $1,000 of stated amount, mortality and expense risk charge, and sales expense charge allowable under the Policy are charged in all years. The other page illustrates the assumption that the current scale of Cost of Insurance Rates and other charges are charged in all years. The Cost of Insurance Rates charged vary by age, sex and underwriting classification and number of years from Policy issue, and the per $1,000 load per Stated Amount varies by age, amount of insurance and smoker/non-smoker classification for current charges. The current illustrations reflect a deduction from each Target Premium of 12% for years 1-7 and 5.5% thereafter. The current illustrations reflect a deduction on all excess premium of 8% in years 1-7, and 5.5% thereafter.

The guaranteed illustrations reflect a deduction from each Target Premium of 15% in all years.

The values shown in these illustrations vary according to assumptions used for charges, and gross rates of investment returns. For the first twenty-five policy years the current charges consist of 0.55% mortality and expense risk charge and 0.25% thereafter. In all policy years, the guaranteed charges consist of a 0.75% mortality and expense risk charge. For all policy years the current and guaranteed charges consist of 0.86% for Investment Option Expenses.

The charge for Investment Option expenses reflected in the illustrations assumes that Contract Value is allocated equally among all Investment Options and that no Policy Loans are outstanding, and is an average of the investment advisory fees and other expenses charged by each of the Investment Options during the most recent audited calendar year. The Investment Option expenses for some of the Underlying Funds reflect an expense reimbursement agreement currently in effect, as shown in the Policy prospectus summary. Although these reimbursement arrangements are expected to continue in subsequent years, the effect of discontinuance could be higher expenses charged to Policy Owners.

After deduction of these amounts, the illustrated gross annual investment rates of return of 0%, 6%, and 12% correspond to approximate net annual rates of -1.41%, 4.59% and 10.59%, respectively on a current basis for years 1-25; and to approximate net annual rates of -1.11%; 4.89%; 10.89% thereafter. On a guaranteed basis the annual gross investment rates of 0%, 6.0% and 12% correspond to approximate net annual rates of -1.61%; 4.39% and 10.39% in all years.

The actual charges under a Policy for expenses of the Investment Options will depend on the actual allocation of Contract Value and may be higher or lower than those illustrated.

The illustrations do not reflect any charges for federal income taxes against Fund UL III, since the Company is not currently deducting such charges from Fund UL III. However, such charges may be made in the future, and in that event, the gross annual investment rates of return would have to exceed 0%, 6% and 12% by an amount sufficient to cover the tax charges in order to produce the Death Benefits, Contract Values and Cash Surrender Values illustrated.

Upon request, the Company will provide a comparable illustration based upon the proposed Insured's age, sex, underwriting classification, the specified insurance benefits, and the premium requested. The illustration will show average fund expenses or, if requested, actual fund expenses. The hypothetical gross annual investment return assumed in such an illustration will not exceed 12%.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS
             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST
                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45
                    DEATH BENEFIT OPTION 1 GUARANTEED VALUES

         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     17,364      17,364    436,577    18,526      18,526    436,577      19,690      19,690     436,577
   2      53,813     34,375      34,375    436,577    37,798      37,798    436,577      41,366      41,366     436,577
   3      82,753     51,041      51,041    436,577    57,860      57,860    436,577      65,255      65,255     436,577
   4     113,141     67,370      67,370    436,577    78,758      78,758    436,577      91,611      91,611     436,577
   5     145,048     83,361      83,361    436,577   100,534     100,534    436,577     120,713     120,713     436,577
   6     178,550     99,017      99,017    436,577   123,240     123,240    436,577     152,882     152,882     436,577
   7     213,728    114,329     114,329    436,577   146,921     146,921    436,577     188,458     188,458     447,001
   8     224,414    108,215     108,215    436,577   149,270     149,270    436,577     204,048     204,048     470,316
   9     235,635    101,884     101,884    436,577   151,506     151,506    436,577     220,962     220,962     495,140
  10     247,417     95,300      95,300    436,577   153,604     153,604    436,577     239,298     239,298     521,556
  11     259,787     88,429      88,429    436,577   155,539     155,539    436,577     259,165     259,165     549,653
  12     272,777     81,238      81,238    436,577   157,289     157,289    436,577     280,687     280,687     579,526
  13     286,416     73,691      73,691    436,577   158,828     158,828    436,577     303,996     303,996     611,276
  14     300,736     65,747      65,747    436,577   160,128     160,128    436,577     329,234     329,234     645,008
  15     315,773     57,350      57,350    436,577   161,149     161,149    436,577     356,547     356,547     680,834
  16     331,562     48,426      48,426    436,577   161,836     161,836    436,577     386,078     386,078     718,869
  17     348,140     38,875      38,875    436,577   162,119     162,119    436,577     417,969     417,969     759,235
  18     365,547     28,584      28,584    436,577   161,914     161,914    436,577     452,363     452,363     802,059
  19     383,824     17,424      17,424    436,577   161,127     161,127    436,577     489,409     489,409     847,472
  20     403,015      5,251       5,251    436,577   159,654     159,654    436,577     529,268     529,268     895,613
  21     423,166          0           0          0   157,933     157,933    436,577     572,674     572,674     947,539
  22     444,325          0           0          0   155,344     155,344    436,577     619,334     619,334   1,002,533
  23     466,541          0           0          0   151,762     151,762    436,577     669,484     669,484   1,060,764
  24     489,868          0           0          0   147,024     147,024    436,577     723,361     723,361   1,122,406
  25     514,361          0           0          0   140,912     140,912    436,577     781,185     781,185   1,187,639
  26     540,079          0           0          0   133,135     133,135    436,577     843,149     843,149   1,256,644
  27     567,083          0           0          0   123,315     123,315    436,577     909,413     909,413   1,329,601
  28     595,437          0           0          0   110,964     110,964    436,577     980,102     980,102   1,406,696
  29     625,209          0           0          0    95,475      95,475    436,577   1,055,330   1,055,330   1,488,115
  30     656,470          0           0          0    76,136      76,136    436,577   1,135,256   1,135,256   1,638,791

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS
             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST
                    MALE GUARANTEED ISSUE/NON TOBACCO AGE 45
                     DEATH BENEFIT OPTION 1 CURRENT VALUES

         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     20,132      22,132    436,577    21,402      23,402    436,577      22,673      24,673     436,577
   2      53,813     39,838      42,838    436,577    43,642      46,642    436,577      47,600      50,600     436,577
   3      82,753     59,139      61,764    436,577    66,778      69,028    436,577      75,046      77,296     436,577
   4     113,141     78,086      79,586    436,577    90,902      91,402    436,577     105,335     105,835     436,577
   5     145,048     96,804      98,679    436,577   116,184     116,184    436,577     138,899     138,899     436,577
   6     178,550    115,198     116,698    436,577   142,588     142,588    436,577     176,006     176,006     436,577
   7     213,728    133,304     134,179    436,577   170,202     170,202    436,577     216,917     216,917     514,505
   8     224,414    129,386     129,386    436,577   176,026     176,026    436,577     237,726     237,726     547,940
   9     235,635    125,428     125,428    436,577   182,063     182,063    436,577     260,609     260,609     583,982
  10     247,417    121,399     121,399    436,577   188,300     188,300    436,577     285,744     285,744     622,787
  11     259,787    117,007     117,007    436,577   194,522     194,522    436,577     313,024     313,024     663,881
  12     272,777    112,432     112,432    436,577   200,888     200,888    436,577     342,862     342,862     707,899
  13     286,416    107,625     107,625    436,577   207,382     207,382    436,577     375,450     375,450     754,956
  14     300,736    102,567     102,567    436,577   214,014     214,014    436,577     411,037     411,037     805,270
  15     315,773     97,240      97,240    436,577   220,795     220,795    436,577     449,897     449,897     859,089
  16     331,562     91,412      91,412    436,577   227,602     227,602    436,577     492,061     492,061     916,208
  17     348,140     85,254      85,254    436,577   234,574     234,574    436,577     538,073     538,073     977,403
  18     365,547     78,725      78,725    436,577   241,716     241,716    436,577     588,264     588,264   1,043,018
  19     383,824     71,776      71,776    436,577   249,038     249,038    436,577     642,993     642,993   1,113,420
  20     403,015     64,349      64,349    436,577   256,544     256,544    436,577     702,639     702,639   1,188,987
  21     423,166     56,281      56,281    436,577   264,486     264,486    437,615     767,307     767,307   1,269,576
  22     444,325     48,015      48,015    436,577   272,812     272,812    441,607     838,291     838,291   1,356,964
  23     466,541     39,004      39,004    436,577   281,290     281,290    445,690     915,483     915,483   1,450,537
  24     489,868     29,138      29,138    436,577   289,916     289,916    449,850     999,374     999,374   1,550,683
  25     514,361     18,290      18,290    436,577   298,685     298,685    454,093   1,090,498   1,090,498   1,657,889
  26     540,079     10,860      10,860    436,577   310,135     310,135    462,230   1,199,060   1,199,060   1,787,100
  27     567,083      2,742       2,742    436,577   321,964     321,964    470,725   1,318,150   1,318,150   1,927,192
  28     595,437          0           0          0   334,184     334,184    479,639   1,448,761   1,448,761   2,079,341
  29     625,209          0           0          0   346,802     346,802    489,023   1,591,962   1,591,962   2,244,818
  30     656,470          0           0          0   359,821     359,821    519,418   1,748,898   1,748,898   2,524,612

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS
             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST
                       MALE PREFERRED/NON TOBACCO AGE 45
                    DEATH BENEFIT OPTION 1 GUARANTEED VALUES

         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     17,364      17,364    436,577    18,526      18,526    436,577      19,690      19,690     436,577
   2      53,813     34,375      34,375    436,577    37,798      37,798    436,577      41,366      41,366     436,577
   3      82,753     51,041      51,041    436,577    57,860      57,860    436,577      65,255      65,255     436,577
   4     113,141     67,370      67,370    436,577    78,758      78,758    436,577      91,611      91,611     436,577
   5     145,048     83,361      83,361    436,577   100,534     100,534    436,577     120,713     120,713     436,577
   6     178,550     99,017      99,017    436,577   123,240     123,240    436,577     152,882     152,882     436,577
   7     213,728    114,329     114,329    436,577   146,921     146,921    436,577     188,458     188,458     447,001
   8     224,414    108,215     108,215    436,577   149,270     149,270    436,577     204,048     204,048     470,316
   9     235,635    101,884     101,884    436,577   151,506     151,506    436,577     220,962     220,962     495,140
  10     247,417     95,300      95,300    436,577   153,604     153,604    436,577     239,298     239,298     521,556
  11     259,787     88,429      88,429    436,577   155,539     155,539    436,577     259,165     259,165     549,653
  12     272,777     81,238      81,238    436,577   157,289     157,289    436,577     280,687     280,687     579,526
  13     286,416     73,691      73,691    436,577   158,828     158,828    436,577     303,996     303,996     611,276
  14     300,736     65,747      65,747    436,577   160,128     160,128    436,577     329,234     329,234     645,008
  15     315,773     57,350      57,350    436,577   161,149     161,149    436,577     356,547     356,547     680,834
  16     331,562     48,426      48,426    436,577   161,836     161,836    436,577     386,078     386,078     718,869
  17     348,140     38,875      38,875    436,577   162,119     162,119    436,577     417,969     417,969     759,235
  18     365,547     28,584      28,584    436,577   161,914     161,914    436,577     452,363     452,363     802,059
  19     383,824     17,424      17,424    436,577   161,127     161,127    436,577     489,409     489,409     847,472
  20     403,015      5,251       5,251    436,577   159,654     159,654    436,577     529,268     529,268     895,613
  21     423,166          0           0          0   157,933     157,933    436,577     572,674     572,674     947,539
  22     444,325          0           0          0   155,344     155,344    436,577     619,334     619,334   1,002,533
  23     466,541          0           0          0   151,762     151,762    436,577     669,484     669,484   1,060,764
  24     489,868          0           0          0   147,024     147,024    436,577     723,361     723,361   1,122,406
  25     514,361          0           0          0   140,912     140,912    436,577     781,185     781,185   1,187,639
  26     540,079          0           0          0   133,135     133,135    436,577     843,149     843,149   1,256,644
  27     567,083          0           0          0   123,315     123,315    436,577     909,413     909,413   1,329,601
  28     595,437          0           0          0   110,964     110,964    436,577     980,102     980,102   1,406,696
  29     625,209          0           0          0    95,475      95,475    436,577   1,055,330   1,055,330   1,488,115
  30     656,470          0           0          0    76,136      76,136    436,577   1,135,256   1,135,256   1,638,791

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                       $25,000 ANNUAL PREMIUM FOR 7 YEARS
             $436,577 SPECIFIED AMOUNT CASH VALUE ACCUMULATION TEST
                       MALE PREFERRED/NON TOBACCO AGE 45
                     DEATH BENEFIT OPTION 1 CURRENT VALUES

         PREMIUM           0% HYPOTHETICAL                  6% HYPOTHETICAL                   12% HYPOTHETICAL
           PLUS     ------------------------------   ------------------------------   ---------------------------------
POLICY   INTEREST   CONTRACT   SURRENDER    DEATH    CONTRACT   SURRENDER    DEATH    CONTRACT    SURRENDER     DEATH
 YEAR     AT 5%      VALUE       VALUE     BENEFIT    VALUE       VALUE     BENEFIT     VALUE       VALUE      BENEFIT
------   --------   --------   ---------   -------   --------   ---------   -------   ---------   ---------   ---------
   1      26,250     20,221      22,221    436,577    21,493      23,493    436,577      22,767      24,767     436,577
   2      53,813     40,050      43,050    436,577    43,865      46,865    436,577      47,835      50,835     436,577
   3      82,753     59,505      62,130    436,577    67,171      69,421    436,577      75,467      77,717     436,577
   4     113,141     78,624      80,124    436,577    91,491      91,991    436,577     105,979     106,479     436,577
   5     145,048     97,501      99,376    436,577   116,966     116,966    436,577     139,772     139,772     436,577
   6     178,550    116,069     117,569    436,577   143,581     143,581    436,577     177,136     177,136     436,577
   7     213,728    134,354     135,229    436,577   171,417     171,417    436,577     218,358     218,358     517,922
   8     224,414    130,632     130,632    436,577   177,487     177,487    436,577     239,535     239,535     552,110
   9     235,635    126,893     126,893    436,577   183,794     183,794    436,577     262,856     262,856     589,018
  10     247,417    123,112     123,112    436,577   190,335     190,335    436,577     288,517     288,517     628,831
  11     259,787    119,071     119,071    436,577   196,953     196,953    436,577     316,503     316,503     671,258
  12     272,777    114,907     114,907    436,577   203,772     203,772    436,577     347,199     347,199     716,852
  13     286,416    110,582     110,582    436,577   210,785     210,785    436,577     380,831     380,831     765,777
  14     300,736    106,084     106,084    436,577   218,004     218,004    436,577     417,678     417,678     818,281
  15     315,773    101,399     101,399    436,577   225,444     225,444    436,577     458,046     458,046     874,648
  16     331,562     96,359      96,359    436,577   233,024     233,024    436,577     502,062     502,062     934,830
  17     348,140     91,090      91,090    436,577   240,850     240,850    437,501     550,260     550,260     999,541
  18     365,547     85,565      85,565    436,577   248,914     248,914    441,335     603,021     603,021   1,069,183
  19     383,824     79,750      79,750    436,577   257,211     257,211    445,391     660,761     660,761   1,144,188
  20     403,015     73,605      73,605    436,577   265,742     265,742    449,681     723,925     723,925   1,225,007
  21     423,166     67,155      67,155    436,577   274,815     274,815    454,705     792,887     792,887   1,311,899
  22     444,325     60,588      60,588    436,577   284,297     284,297    460,200     868,718     868,718   1,406,216
  23     466,541     53,510      53,510    436,577   294,029     294,029    465,874     951,539     951,539   1,507,666
  24     489,868     45,848      45,848    436,577   304,009     304,009    471,716   1,041,953   1,041,953   1,616,752
  25     514,361     37,521      37,521    436,577   314,239     314,239    477,738   1,140,619   1,140,619   1,734,089
  26     540,079     31,747      31,747    436,577   326,963     326,963    487,312   1,256,673   1,256,673   1,872,967
  27     567,083     25,504      25,504    436,577   340,164     340,164    497,335   1,384,330   1,384,330   2,023,951
  28     595,437     18,740      18,740    436,577   353,857     353,857    507,874   1,524,732   1,524,732   2,188,378
  29     625,209     11,389      11,389    436,577   368,055     368,055    518,993   1,679,111   1,679,111   2,367,705
  30     656,470      3,369       3,369    436,577   382,771     382,771    552,547   1,848,805   1,848,805   2,668,831

The hypothetical investment rates of return shown above and elsewhere in this prospectus are illustrative only and should not be deemed as a representation of past or future investment rates of return. Actual rates of return may be more or less than those shown and will depend on a number of factors, including the investment allocations made by an owner and prevailing rates. The death benefit and cash value would be different from those shown if the actual rate rates of return averaged 0%, 6% and 12% over a period of years but also fluctuated above or below those averages for individual policy years. No representation can be made by the company that these hypothetical rates of returns can be achieved for any one year or sustained over any period of time.

                                   APPENDIX A
                            PERFORMANCE INFORMATION
--------------------------------------------------------------------------------

From time to time, we may show investment performance for the investment options, the percentage change in the value of an Accumulation Unit based on the performance of the Investment Option over a period of time, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit Value at the beginning of the period.

For Investment Options of Fund UL III that invest in underlying funds that were in existence before the Investment Option became available under the Policy, average annual rates of return may include periods prior to the inception of the Investment Option. Performance calculations for Investment Options with pre-existing Investment Options will be calculated by adjusting the actual returns of the Investment Options to reflect the charges that would have been assessed under the Investment Options had the Investment Option been available under Fund during the period shown.

The following performance information represents the percentage change in the value of an Accumulation Unit of the Investment Options for the periods indicated, and reflects all expenses of the Investment Options. The chart reflects the guaranteed maximum .75% mortality and expense risk charge. The rates of return do not reflect the front-end sales charge (which is deducted from premium payments) nor do they reflect Monthly Deduction Amounts. These charges would reduce the average annual return reflected.

The surrender charges and Monthly Deduction Amounts for a hypothetical Insured are depicted in the Example following the Rates of Returns. See "Charges and Deductions" for more information regarding fees assessed under the Policy. For illustrations of how these charges affect Contract Values and Death Benefits, see "Illustrations." The performance information described in this prospectus may be used from time to time in advertisement for the Policy, subject to National Association of Securities Dealers, Inc. ("NASD") and applicable state approval and guidelines.

The table below shows the net annual rates of return for accumulation units of investment options available through the Variable Life Policy.

                    CORPORATE OWNED VARIABLE UNIVERSAL LIFE
                   PERFORMANCE UPDATE AS OF DECEMBER 31, 2000

                                                                    AVERAGE ANNUAL RETURNS
                                    INCEPTION   ---------------------------------------------------------------     SINCE
        INVESTMENT OPTION             DATE        MO       QTR       YTD      1 YR      3 YR     5 YR    10 YR    INCEPTION
        -----------------           ---------   ------   -------   -------   -------   ------   ------   ------   ---------
AIM Capital Appreciation
  Portfolio.......................  10-Oct-95   -4.05%   -27.19%   -17.28%   -17.28%   11.07%   11.70%       --     10.31%
Alliance Growth Portfolio.........  16-Jun-94   -1.29%   -15.97%   -21.41%   -21.41%    9.87%   16.94%       --     18.79%
Alliance Premier Growth Portfolio
  - Class B.......................  26-Jun-92   -0.62%   -14.06%   -17.30%   -17.30%   16.66%   20.71%              19.27%
Capital Appreciation Fund
  (Janus).........................  31-Dec-85   -7.20%   -22.21%   -26.91%   -26.91%   21.59%   23.48%   20.66%     14.75%
Credit Suisse Warburg Pincus
  Emerging Markets Portfolio......  31-Dec-97    4.08%   -11.61%   -32.23%   -32.23%    0.65%       --       --      0.65%
Delaware Investments REIT
  Series..........................  04-May-98    5.95%     5.92%    29.78%    29.78%       --       --       --      4.90%
Deutsche VIT EAFE Equity Index
  Fund............................  22-Aug-97    2.80%    -4.72%   -17.78%   -17.78%    8.04%       --       --      6.64%
Deutsche VIT Small Cap Index
  Fund............................  25-Aug-97    3.61%    -9.63%    -8.86%    -8.86%    1.85%       --       --     -0.02%
Dreyfus Appreciation Portfolio....  05-Apr-93   -1.51%    -3.53%    -2.83%    -2.83%   11.65%   17.19%       --     16.16%
Dreyfus Small Cap Portfolio.......  31-Aug-90    2.38%    -6.01%     8.09%     8.09%    8.24%   11.24%   33.02%     32.03%
Equity Income Portfolio
  (Fidelity)......................  30-Aug-96    3.95%     1.14%     6.30%     6.30%    7.31%       --       --     14.64%
Equity Index Portfolio............  16-Oct-91   -2.36%   -10.50%   -12.37%   -12.37%   10.37%   16.97%       --     16.35%
Fidelity VIP II Asset Manager
  Portfolio - Initial Class.......  06-Sep-89    0.19%    -5.88%    -6.30%    -6.30%    5.72%   10.03%   11.01%     10.29%
Fidelity VIP II Contrafund
  Portfolio-Service Class 2.......  03-Jan-95   -0.02%    -9.32%   -10.54%   -10.54%   12.56%   16.23%       --     19.71%
Fidelity VIP III Mid-Cap Portfolio
  - Service Class 2...............  12-Jan-00    2.72%     2.13%        --        --       --       --              25.37%
Franklin Small Cap Fund-Class 2...  01-May-98   -0.37%   -24.05%   -22.77%   -22.77%       --       --       --      8.11%
Janus Aspen Series Balanced
  Portfolio-Service Shares........  13-Sep-93    0.91%    -3.67%    -3.34%    -3.34%   17.59%   17.88%       --     16.38%
Janus Aspen Series Global
  Technology Port.-Svc Shares.....  15-Jan-00   -8.49%   -33.23%        --        --       --       --       --    -39.49%
Janus Aspen Series Worldwide
  Growth Port-Svc Shares..........  13-Sep-93   -3.36%   -15.56%   -19.14%   -19.14%   19.28%   21.29%       --     20.96%
Large Cap Portfolio (Fidelity)....  30-Aug-96   -2.86%   -14.93%   -18.12%   -18.12%   12.38%       --       --     16.93%
Lazard International Stock
  Portfolio.......................  01-Aug-96    3.57%    -1.09%   -12.26%   -12.26%    5.90%       --       --      7.49%
MFS Emerging Growth Portfolio.....  30-Aug-96   -0.48%   -22.33%   -24.70%   -24.70%   21.00%       --       --     20.64%
MFS Mid Cap Growth Portfolio......  23-Mar-98   -1.68%   -14.52%     2.61%     2.61%       --       --       --     20.47%
MFS Research Portfolio............  23-Mar-98   -3.25%   -16.66%   -10.95%   -10.95%       --       --       --      5.23%
MFS Total Return Portfolio........  16-Jun-94    3.63%     5.05%    15.29%    15.29%    9.21%   12.27%       --     12.72%
PIMCO Total Return Bond Fund......  31-Dec-97    1.40%     3.88%    10.19%    10.19%    5.30%       --               5.30%
Putnam International Growth
  Portfolio - Class 1B............  06-Apr-98    4.93%    -2.08%   -10.32%   -10.32%       --       --       --     13.20%
Putnam Small Cap Value Portfolio -
  Class 1B........................  03-May-99   10.74%     4.83%    14.36%        --       --       --       --     11.08%
Putnam Voyager II Portfolio -
  Class 1B........................  29-Sep-00   -5.52%    -32.91        --        --       --       --       --     -34.32
Salomon Brothers Variable Capital
  Fund............................  17-Feb-98    3.01%    -0.95%    16.24%    16.24%       --       --       --     19.22%
Salomon Brothers Variable
  Investors Fund..................  17-Feb-98    3.41%     0.52%    13.21%    13.21%       --       --       --     11.87%
Salomon Brothers Variable
  Strategic Bond Fund.............  17-Feb-98    2.49%     2.77%     7.22%     7.22%       --       --       --      4.26%
Salomon Brothers Variable Total
  Return Fund.....................  17-Feb-98    2.05%     2.50%     6.89%     6.89%       --       --       --      4.17%
Smith Barney Aggressive Growth
  Fund............................  31-Dec-85    4.83%    -6.00%    19.21%    18.07%   18.07%   36.95%   27.16%     22.21%
Smith Barney Fundamental Value
  Portfolio.......................  16-Oct-91    5.37%    -1.24%    16.26%    17.12%   17.12%   13.73%   15.87%         --
Smith Barney International All Cap
  Growth Portfolio................  16-Jun-94    3.71%   -11.43%   -26.03%   -26.03%    9.33%    9.27%       --      7.95%
Smith Barney Large Cap Growth
  Portfolio.......................  01-May-98    0.35%   -10.88%    -9.77%    -9.77%       --       --       --     15.24%
Social Awareness Stock Portfolio
  (Smith Barney)..................  01-May-92   -0.39%    -7.13%    -4.75%    -4.75%   12.96%   16.80%       --     14.54%
Strong Multi Cap Value Fund II....
Travelers Convertible Bond
  Portfolio.......................  01-May-98    3.24%    -5.44%    10.27%    10.27%       --       --       --     10.51%
Travelers Disciplined Mid Cap
  Stock Portfolio.................  01-Apr-97    3.77%    -7.63%    10.92%    10.92%   13.26%       --       --     19.40%
Travelers High Yield Bond Trust...  10-Jun-83    3.35%    -2.09%     0.45%     0.45%    3.28%    8.02%   10.31%      7.61%
Travelers Money Market
  Portfolio.......................  31-Dec-87    0.51%     1.40%     5.46%     5.46%    4.65%    4.33%    3.69%      4.41%
Travelers Quality Bond
  Portfolio.......................  30-Aug-96    1.70%     2.61%      6.22      6.22     4.72       --       --       4.41
Travelers U.S. Government
  Securities Portfolio............  24-Jan-92    3.11%     7.29%    14.99%    14.99%    6.17%    6.16%       --      6.93%
Van Kampen Enterprise Portfolio...  16-Jun-94   -4.04%   -20.99%   -19.82%   -19.82%    7.68%   14.27%       --     16.29%

                                   APPENDIX B
                           TARGET PREMIUM PER $1,000
                                OF STATED AMOUNT
                            ALL UNDERWRITING CLASSES
                             STANDARD AND PREFERRED
                             SMOKER AND NON-SMOKER
--------------------------------------------------------------------------------

  AGE        MALE      FEMALE     UNISEX
  ---        ----      ------     ------
   20       25.49885   21.35312   24.67777
   21       26.25533   22.05852   25.42278
   22       27.04281   22.79038   26.19845
   23       27.86586   23.54970   27.00937
   24       28.72917   24.33773   27.85695
   25       29.63486   25.15422   28.74463
   26       30.58643   26.00205   29.67441
   27       31.58335   26.88113   30.64690
   28       32.62452   27.79141   31.66258
   29       33.71079   28.73438   32.72066
   30       34.84316   29.71150   33.82174
   31       36.02088   30.72326   34.96677
   32       37.24380   31.77143   36.15529
   33       38.51130   32.85823   37.38654
   34       39.82501   33.98300   38.66183
   35       41.18470   35.14808   39.98270
   36       42.59063   36.35310   41.34755
   37       44.04142   37.59596   42.75638
   38       45.53736   38.87592   44.20922
   39       47.07884   40.19069   45.70492
   40       48.66485   41.53957   47.24193
   41       50.29448   42.92135   48.82045
   42       51.96862   44.33684   50.44101
   43       53.68801   45.78699   52.10416
   44       55.45241   47.27608   53.81251
   45       57.26368   48.80417   55.56579
   46       59.12431   50.37449   57.36606
   47       61.03580   51.99103   59.21574
   48       63.00258   53.65371   61.11856
   49       65.02827   55.36365   63.07747
   50       67.11449   57.12257   65.09434

  AGE        MALE      FEMALE     UNISEX
  ---        ----      ------     ------
   51       69.26320   58.93024   67.16829
   52       71.47047   60.78640   69.29887
   53       73.73607   62.68726   71.48414
   54       76.05516   64.63067   73.71929
   55       78.42689   66.61974   76.00345
   56       80.85354   68.65902   78.34017
   57       83.34160   70.75893   80.73560
   58       85.90006   72.93427   83.20014
   59       88.53960   75.19989   85.74576
   60       91.26869   77.56483   88.37912
   61       94.09169   80.03119   91.10324
   62       97.00755   82.59477   93.91915
   63      100.01297   85.23864   96.81869
   64      103.10493   87.94870   99.79450
   65      106.28342   90.71791  102.84656
   66      109.56101   93.55528  105.98510
   67      112.96034   96.48236  109.23156
   68      116.51614   99.53950  112.62104
   69      120.26554  102.77254  116.19089
   70      124.23658  106.21512  119.96965
   71      128.44465  109.89099  123.97439
   72      132.88796  113.80393  128.20151
   73      137.54435  117.93734  132.63054
   74      142.38323  122.27404  137.23573
   75      147.39278  126.80803  142.00609
   76      152.58944  131.55967  146.95678
   77      158.02373  136.57999  152.13912
   78      163.78802  141.95257  157.64536
   79      169.99253  147.77602  163.58178
   80      176.72991  154.13846  170.04077

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   APPENDIX C
                      CASH VALUE ACCUMULATION TEST FACTORS
--------------------------------------------------------------------------------

ATTAINED
  AGE        MALE     FEMALE    UNISEX
--------     ----     ------    ------
   20      633.148%  729.902%  634.212%
   21      614.665%  706.514%  615.406%
   22      596.465%  683.789%  596.908%
   23      578.611%  661.708%  578.729%
   24      560.815%  640.288%  560.856%
   25      543.379%  619.481%  543.379%
   26      526.258%  599.296%  526.258%
   27      509.509%  579.740%  509.509%
   28      493.139%  560.793%  493.139%
   29      477.198%  542.436%  477.198%
   30      461.701%  524.666%  461.701%
   31      446.663%  507.462%  446.663%
   32      432.102%  490.804%  432.102%
   33      418.008%  474.701%  418.008%
   34      404.389%  459.135%  404.389%
   35      391.242%  444.108%  391.242%
   36      378.572%  429.635%  378.572%
   37      366.371%  415.712%  366.371%
   38      354.629%  402.342%  354.629%
   39      343.340%  389.510%  343.340%
   40      332.495%  377.202%  332.495%
   41      322.076%  365.390%  322.076%
   42      312.066%  354.046%  312.066%
   43      302.451%  343.130%  302.451%
   44      293.213%  332.625%  293.213%
   45      284.333%  322.505%  284.333%
   46      275.796%  312.743%  275.796%
   47      267.583%  303.331%  267.583%
   48      259.681%  294.258%  259.681%
   49      252.082%  285.511%  252.082%
   50      244.777%  277.080%  244.777%
   51      237.768%  268.956%  237.768%
   52      231.048%  261.136%  231.048%
   53      224.616%  253.611%  224.616%
   54      218.462%  246.362%  218.462%
   55      212.574%  239.368%  212.574%
   56      206.935%  232.606%  206.935%
   57      201.529%  226.050%  201.529%
   58      196.343%  219.684%  196.343%
   59      191.366%  213.506%  191.366%

ATTAINED
  AGE        MALE     FEMALE    UNISEX
--------     ----     ------    ------
   60      186.595%  207.521%  186.595%
   61      182.029%  201.744%  182.029%
   62      177.668%  196.192%  177.668%
   63      173.510%  190.877%  173.510%
   64      169.549%  185.796%  169.549%
   65      165.775%  180.933%  165.775%
   66      162.175%  176.268%  162.175%
   67      158.734%  171.774%  158.734%
   68      155.443%  167.434%  155.443%
   69      152.298%  163.242%  152.296%
   70      149.296%  159.205%  149.296%
   71      146.446%  155.337%  146.446%
   72      143.754%  151.657%  143.754%
   73      141.225%  148.174%  141.225%
   74      138.855%  144.893%  138.855%
   75      142.252%  142.252%  142.252%
   76      140.077%  140.077%  140.077%
   77      138.021%  138.021%  138.021%
   78      136.067%  136.067%  136.067%
   79      134.206%  134.206%  134.206%
   80      132.698%  132.698%  132.698%
   81      131.020%  131.020%  131.020%
   82      129.445%  129.445%  129.445%
   83      127.981%  127.981%  127.981%
   84      126.623%  126.623%  126.623%
   85      120.411%  120.411%  120.411%
   86      119.280%  119.280%  119.280%
   87      118.211%  118.211%  118.211%
   88      117.185%  117.185%  117.185%
   89      116.182%  116.182%  116.182%
   90      115.177%  115.177%  115.177%
   91      114.146%  114.146%  114.146%
   92      113.058%  113.058%  113.058%
   93      111.887%  111.887%  111.887%
   94      110.625%  110.625%  110.625%
   95      109.295%  109.295%  109.295%
   96      107.982%  107.982%  107.982%
   97      106.958%  106.958%  106.958%
   98      106.034%  106.034%  106.034%
   99      103.603%  103.603%  103.603%

                       THIS PAGE INTENTIONALLY LEFT BLANK

                                   TRAVELERS
                            CORPORATE OWNED VARIABLE
                            UNIVERSAL LIFE INSURANCE

L-COL1901                                                         September 2001

ANNUAL REPORT
DECEMBER 31, 2000







                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE










[TRAVELERS INSURANCE LOGO]

   The Travelers Insurance Company
   The Travelers Life and Annuity Company
   One Tower Square
   Hartford, CT  06183

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF ASSETS AND LIABILITIES
                                DECEMBER 31, 2000




ASSETS:
Investments at market value:
  Capital Appreciation Fund, 281,439 shares (cost $27,687,976)........................    $ 23,080,832
  High Yield Bond Trust, 501,114 shares (cost $4,572,338).............................       4,394,772
  Money Market Portfolio, 28,023,571 shares (cost $28,023,571)........................      28,023,571
  American Odyssey Funds, Inc., 535,972 shares (cost $5,498,570)......................       5,590,183
  Delaware Group Premium Fund, 52,172 shares (cost $701,916)..........................         747,876
  Deutsche Asset Management VIT Funds, 648,709 shares (cost $7,566,362)...............       7,212,024
  Dreyfus Variable Investment Fund, 61,624 shares (cost $3,343,839)...................       2,471,126
  Franklin Templeton Variable Insurance Products Trust, 40 shares (cost $1,000).......             840
  Greenwich Street Series Fund, 471,742 shares (cost $15,307,845).....................      14,467,773
  Janus Aspen Series, 4,944 shares (cost $186,377)....................................         178,232
  OCC Accumulation Trust, 11,021 shares (cost $365,962)...............................         397,760
  Salomon Brothers Variable Series Fund Inc., 500,602 shares (cost $6,473,666)........       6,787,252
  Strong Variable Insurance Funds, Inc., 113 shares (cost $1,005).....................           1,106
  The Montgomery Funds III, 531 shares (cost $9,598)..................................           8,259
  The Travelers Series Trust, 2,476,123 shares (cost $43,392,141).....................      40,347,408
  Travelers Series Fund Inc., 1,021,402 shares (cost $22,692,088).....................      20,647,613
  Variable Insurance Products Fund II, 128,070 shares (cost $2,191,873)...............       2,137,203
  Warburg Pincus Trust, 110,035 shares (cost $1,337,231)..............................       1,026,625
                                                                                        ---------------

      Total Investments (cost $169,353,358)...........................................                      $ 157,520,455


Receivables:
  Dividends...........................................................................                             94,471
  Premium payments and transfers from other Travelers accounts........................                            198,903
Other assets..........................................................................                              2,361
                                                                                                            --------------

      Total Assets....................................................................                        157,816,190
                                                                                                            --------------


LIABILITIES:
  Payables:
    Contract surrenders and transfers to other Travelers accounts.....................                             56,585
    Insurance charges.................................................................                             18,471
    Accrued liabilities...............................................................                              2,358
                                                                                                            --------------

      Total Liabilities...............................................................                             77,414
                                                                                                            --------------


NET ASSETS:                                                                                                 $ 157,738,776
                                                                                                            ==============

                        See Notes to Financial Statements

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                             STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000



INVESTMENT INCOME:
  Dividends....................................................................                        $ 5,916,449

EXPENSES:
  Insurance charges............................................................                            471,603
                                                                                                     ---------------


    Net investment income......................................................                          5,444,846
                                                                                                     ---------------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Realized gain (loss) from investment transactions:
    Proceeds from investments sold.............................................   $ 55,859,667
    Cost of investments sold...................................................     55,128,870
                                                                                ---------------

      Net realized gain (loss).................................................                            730,797

Change in unrealized gain (loss) on investments:
  Unrealized gain at December 31, 1999.........................................      5,173,578
  Unrealized loss at December 31, 2000.........................................    (11,832,903)
                                                                                 ---------------


    Net change in unrealized gain (loss) for the year..........................                        (17,006,481)
                                                                                                     ---------------

      Net realized gain (loss) and change in unrealized gain (loss)............                        (16,275,684)
                                                                                                     ---------------

Net decrease in net assets resulting from operations...........................                      $ (10,830,838)
                                                                                                     ===============


                        See Notes to Financial Statements

                            THE TRAVELERS FUND UL III
                           FOR VARIABLE LIFE INSURANCE

                       STATEMENT OF CHANGES IN NET ASSETS
                  FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE
              PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED)
                              TO DECEMBER 31, 1999



                                                                            2000              1999
                                                                            ----              ----
OPERATIONS:
 Net investment income................................................  $   5,444,846       $    383,377
 Net realized gain (loss) from investment transactions................        730,797              8,226
 Net change in unrealized gain (loss) on investments..................    (17,006,481)         5,173,578
                                                                        --------------     --------------


  Net increase (decrease) in net assets resulting from operations.....    (10,830,838)         5,565,181
                                                                        --------------     --------------

UNIT TRANSACTIONS:
 Participant premium payments
  (applicable to 99,167,215 and 53,893,509 units, respectively).......    110,856,012         56,405,022
 Participant transfers from other Travelers accounts
  (applicable to 71,212,975 and 744,740 units, respectively)..........     78,058,756            839,753
 Contract surrenders
  (applicable to 3,252,756 and 409,730 units, respectively)...........     (3,698,303)          (425,818)
 Participant transfers to other Travelers accounts
  (applicable to 71,610,636 and 828,645 units, respectively)..........    (78,110,147)          (839,753)
 Other payments to participants
  (applicable to 77,341 units)........................................        (81,089)                 -
                                                                        --------------     --------------

  Net increase in net assets resulting from unit transactions.........    107,025,229         55,979,204
                                                                        --------------     --------------

   Net increase in net assets.........................................     96,194,391         61,544,385

NET ASSETS:
 Beginning of period..................................................     61,544,385                  -
                                                                        --------------     --------------
 End of period........................................................  $ 157,738,776       $ 61,544,385
                                                                        ==============     ==============


                        See Notes to Financial Statements

                          NOTES TO FINANCIAL STATEMENTS

1.  SIGNIFICANT ACCOUNTING POLICIES

The Travelers Fund UL III for Variable Life Insurance ("Fund UL III") is a separate account of The Travelers Insurance Company ("The Travelers"), an indirect wholly owned subsidiary of Citigroup Inc., and is available for funding certain variable life insurance contracts issued by The Travelers. Fund UL III is registered under the Investment Company Act of 1940, as amended, as a unit investment trust. Fund UL III is comprised of the Travelers Corporate Owned Variable Universal Life Insurance Policies and the Travelers Corporate Owned Variable Life Insurance 2000 Policies products.

Participant premium payments applied to Fund UL III are invested in one or more sub-accounts in accordance with the selection made by the owner. As of December 31, 2000, the investments comprising Fund UL III were: Capital Appreciation Fund; High Yield Bond Trust; Money Market Portfolio; Intermediate-Term Bond Fund (formerly American Odyssey Intermediate-Term Bond Fund) of American Odyssey Funds, Inc; REIT Series and Small Cap Value Series of Delaware Group Premium Fund (formerly Delaware Group Premium Fund, Inc.); EAFE(R) Equity Index Fund and Small Cap Index Fund of Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust); Appreciation Portfolio (formerly Capital Appreciation Portfolio ) and Small Cap Portfolio of Dreyfus Variable Investment Fund; Franklin Small Cap Fund - Class 2 of Franklin Templeton Variable Insurance Products Trust: Equity Index Portfolio and Diversified Strategic Income Portfolio of Greenwich Street Series Fund; Balanced Portfolio - Service Shares, Global Technology Portfolio - Service Shares and Worldwide Growth Portfolio - Service Shares of Janus Aspen Series; Equity Portfolio of OCC Accumulation Trust; Total Return Fund (formerly Salomon Brothers Variable Total Return Fund), Capital Fund (formerly Salomon Brothers Variable Capital Fund), Investors Fund (formerly Salomon Brothers Variable Investors Fund) and Strategic Bond Fund (formerly Salomon Brothers Variable Strategic Bond Fund) of Salomon Brothers Variable Series Fund Inc.; Strong Schafer Value Fund II of Strong Variable Insurance Funds, Inc.; Montgomery Variable Series: Growth Fund of Montgomery Funds III; Equity Income Portfolio, Jurika & Voyles Core Equity Portfolio, Large Cap Portfolio, Lazard International Stock Portfolio, MFS Emerging Growth Portfolio, MFS Mid Cap Growth Portfolio, MFS Research Portfolio, NWQ Large Cap Portfolio, *Social Awareness Stock Portfolio, Strategic Stock Portfolio, Convertible Bond Portfolio, Disciplined Mid Cap Stock Portfolio, Disciplined Small Cap Stock Portfolio, U.S. Government Securities Portfolio and Utilities Portfolio of The Travelers Series Trust; AIM Capital Appreciation Portfolio, Alliance Growth Portfolio, MFS Total Return Portfolio, Putnam Diversified Income Portfolio, Smith Barney International Equity Portfolio, Smith Barney Large Capitalization Growth Portfolio and Van Kampen Enterprise Portfolio of Travelers Series Fund Inc.; Asset Manager Portfolio - Initial Class and Contrafund(R) Portfolio - Service Class 2 of Variable Insurance Products Fund II (formerly Fidelity's Variable Insurance Products Fund II) and Emerging Markets Portfolio of the Warburg Pincus Trust.

All funds are Massachusetts business trust, except for Travelers Series Trust Fund Inc., American Odyssey Funds, Inc., and Salomon Brothers Variable Series Fund Inc., which are incorporated under Maryland law. Strong Variable Insurance Funds, Inc. is a Wisconsin corporation and Montgomery Funds III is a Delaware business trust. Capital Appreciation Fund, High Yield Bond Trust, Money Market Portfolio, The Travelers Series Trust and Travelers Series Fund Inc. are managed by affiliates of The Travelers. Not all funds may be available in all states or to all contract owners. Funds indicated by an asterisk (*) did not have activity as of December 31, 2000.

The following is a summary of significant accounting policies consistently followed by Fund UL III in the preparation of its financial statements.

SECURITY VALUATION. Investments are valued daily at the net asset values per share of the underlying funds.

SECURITY TRANSACTIONS. Security transactions are accounted for on the trade date. Dividend income is recorded on the ex-dividend date.

FEDERAL INCOME TAXES. The operations of Fund UL III form a part of the total operations of The Travelers and are not taxed separately. The Travelers is taxed as a life insurance company under the Internal Revenue Code of 1986, as amended (the "Code"). Under existing federal income tax law, no taxes are payable on the investment income of Fund UL III. Fund UL III is not taxed as a "regulated investment company" under Subchapter M of the Code.

OTHER. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

The aggregate costs of purchases and proceeds from sales of investments were $170,916,491 and $55,859,667, respectively, for the period ended December 31, 2000. Realized gains and losses from investment transactions are reported on an average cost basis. The cost of investments in eligible funds was $169,353,358 at December 31, 2000. Gross unrealized appreciation for all investments at December 31, 2000 was $1,352,306. Gross unrealized depreciation for all investments at December 31, 2000 was $13,185,209.

3.  CONTRACT CHARGES

Insurance charges are paid for the mortality and expense risks assumed by The Travelers. Each business day, The Travelers deducts a mortality and expense risk charge, which is reflected in the calculation of unit values. For the Travelers Corporate Variable Life Insurance Policies this charge equals, on an annual basis, 0.45% for policy years 1-4 (contracts in this category are identified as Price 1 in Note 4); 0.25% for policy years 5-20 (contracts in this category are identified as Price 2 in Note 4); and 0.05% thereafter (contracts in this category are identified as Price 3 in Note 4), of the amounts held in each variable funding option. For the Travelers Corporate Owned Variable Life Insurance 2000 Policies this charge equals, on an annual basis, 0.20% for policy years 1-25 (contracts in this category are identified as Price 4 in note 4); and 0.05% thereafter (contracts in this category are identified as Price 3 in note
4), of the amounts held in each variable funding option.

4.  NET CONTRACT OWNERS' EQUITY

                                                                DECEMBER 31, 2000
                                            -----------------------------------------------------

                                                                     UNIT            NET
                                                    UNITS           VALUE           ASSETS
                                                    -----           -----           ------
Capital Appreciation Fund
  Price 1.................................           21,560,037    $ 1.038     $  22,374,871
  Price 2.................................                    -      1.041                 -
  Price 3.................................                    -      1.037                 -
  Price 4.................................            1,130,736      0.635           718,249

High Yield Bond Trust
  Price 1.................................            4,014,368      1.019         4,090,926
  Price 2.................................                    -      1.022                 -
  Price 3.................................                    -      1.024                 -
  Price 4.................................              303,599      1.011           307,029

Money Market Portfolio
  Price 1.................................           23,799,441      1.074        25,551,791
  Price 2.................................                    -      1.076                 -
  Price 3.................................                    -      1.079                 -
  Price 4.................................            2,417,590      1.047         2,530,169

American Odyssey Funds, Inc.
 Intermediate Term Bond Fund
  Price 1.................................            5,073,470      1.068         5,419,044
  Price 2.................................                    -      1.071                 -
  Price 3.................................                    -      1.073                 -
  Price 4.................................              162,499      1.049           170,462

                                                                 DECEMBER 31, 2000
                                                 -----------------------------------------------

                                                                       UNIT            NET
                                                      UNITS           VALUE           ASSETS
                                                      -----           -----           ------
Delaware Group Premium Fund
 REIT Series
  Price 1.....................................          223,818          $ 1.289   $     288,404
  Price 2.....................................                -            1.291               -
  Price 3.....................................                -            1.293               -
  Price 4.....................................                -            1.301               -
 Small Cap Value Series
  Price 1.....................................          396,703            1.176         466,509
  Price 2.....................................                -            1.178               -
  Price 3.....................................                -            1.180               -
  Price 4.....................................                -            1.212               -

Deutsche Asset Management VIT Funds
 EAFE(R) Equity Index Fund
  Price 1.....................................        1,263,410            0.940       1,187,861
  Price 2.....................................                -            0.942               -
  Price 3.....................................                .            0.945               -
  Price 4.....................................        2,364,622            0.838       1,982,284
 Small Cap Index Fund
  Price 1.....................................        3,116,511            1.141       3,555,113
  Price 2.....................................                -            1.144               -
  Price 3.....................................                -            1.146               -
  Price 4.....................................          582,205            0.845         492,237

Dreyfus Variable Investment Fund
 Appreciation Portfolio
  Price 1.....................................          336,497            1.028         345,959
  Price 2.....................................                -            1.031               -
  Price 3.....................................                -            1.034               -
  Price 4.....................................                -            0.985               -
Small Cap Portfolio
  Price 1.....................................        1,417,591            1.280       1,814,236
  Price 2.....................................                -            1.283               -
  Price 3.....................................                -            1.287               -
  Price 4.....................................          320,553            0.973         311,803

Franklin Templeton Variable Insurance Products Trust
 Franklin Small Cap Fund   Class 2
  Price 1.....................................            1,000            0.837             837
  Price 2.....................................                -            0.839               -
  Price 3.....................................                -            0.840               -
  Price 4.....................................                -            0.839               -

                                                                 DECEMBER 31, 2000
                                                   ----------------------------------------------

                                                                       UNIT            NET
                                                      UNITS           VALUE           ASSETS
                                                      -----           -----           ------
Greenwich Street Series Fund
 Equity Index Portfolio - Class I Shares
  Price 1.........................................      13,582,169    $ 0.990   $ 13,452,084
  Price 2.........................................               -      0.993              -
  Price 3.........................................               -      0.996              -
  Price 4.........................................         800,111      0.873        698,359
 Diversified Strategic Income Portfolio
  Price 1.........................................         346,484      1.028        356,334
  Price 2.........................................               -      1.030              -
  Price 3.........................................               -      1.032              -
  Price 4.........................................               -      1.023              -

Janus Aspen Series
 Balanced Portfolio - Service Shares
  Price 1.........................................           1,000      0.978            979
  Price 2.........................................               -      0.979              -
  Price 3.........................................               -      0.981              -
  Price 4.........................................               -      0.980              -
 Global Technology Portfolio - Service Shares
  Price 1.........................................           1,000      0.676            675
  Price 2.........................................               -      0.677              -
  Price 3.........................................               -      0.678              -
  Price 4.........................................               -      0.677              -
 Worldwide Growth Portfolio - Service Shares
  Price 1.........................................               -      0.803              -
  Price 2.........................................               -      0.804              -
  Price 3.........................................               -      0.805              -
  Price 4.........................................         219,484      0.804        176,564

OCC Accumulation Trust
 Equity Portfolio
  Price 1.........................................         368,687      1.085        400,181
  Price 2.........................................               -      1.088              -
  Price 3.........................................               -      1.090              -
  Price 4.........................................               -      1.153              -

Salomon Brothers Variable Series Fund Inc.
 Total Return Fund
  Price 1.........................................           1,000      1.084          1,084
  Price 2.........................................               -      1.086              -
  Price 3.........................................               -      1.088              -
  Price 4.........................................               -      1.069              -
 Capital Fund
  Price 1.........................................         698,481      1.302        909,482
  Price 2.........................................               -      1.305              -
  Price 3.........................................               -      1.308              -
  Price 4.........................................               -      1.088              -

                                                                             DECEMBER 31, 2000
                                                                             -----------------

                                                                                  UNIT            NET
                                                                   UNITS         VALUE           ASSETS
                                                                   -----         -----           ------
Salomon Brothers Variable Series Fund Inc. (continued)
 Investors Fund
  Price 1................................                         4,550,746    $ 1.232      $ 5,608,342
  Price 2................................                                 -      1.236                -
  Price 3................................                                 -      1.232                -
  Price 4................................                                 -      1.115                -
 Strategic Bond Fund
  Price 1................................                            93,235      1.090          101,639
  Price 2................................                                 -      1.093                -
  Price 3................................                                 -      1.096                -
  Price 4................................                           160,406      1.050          168,375

Strong Variable Insurance Funds, Inc.
 Strong Schafer Value Fund II
  Price 1................................                             1,000      1.102            1,103
  Price 2................................                                 -      1.104                -
  Price 3................................                                 -      1.106                -
  Price 4................................                                 -      1.066                -

The Montgomery Funds III
 Montgomery Variable Series: Growth Fund
  Price 1................................                             8,847      0.955            8,448
  Price 2................................                                 -      0.957                -
  Price 3................................                                 -      0.958                -
  Price 4................................                                 -      0.893                -

The Travelers Series Trust
 Equity Income Portfolio
  Price 1................................                         3,637,656      1.151        4,187,691
  Price 2................................                                 -      1.154                -
  Price 3................................                                 -      1.157                -
  Price 4................................                             2,003      1.065            2,132
 Jurika & Voyles Core Equity Portfolio
  Price 1................................                             1,000      1.126            1,127
  Price 2................................                                 -      1.128                -
  Price 3................................                                 -      1.130                -
  Price 4................................                                 -      1.093                -
 Large Cap Portfolio
  Price 1................................                         7,526,314      1.021        7,685,069
  Price 2................................                                 -      1.024                -
  Price 3................................                                 -      1.026                -
  Price 4................................                           452,765      0.786          356,053

                                                                 DECEMBER 31, 2000
                                                  ---------------------------------------------------

                                                                      UNIT            NET
                                                      UNITS          VALUE           ASSETS
                                                      -----         ------           -------
The Travelers Series Trust (continued)
 Lazard International Stock Portfolio
  Price 1.....................................        6,707,013     $ 0.954      $ 6,399,833
  Price 2.....................................                -       0.957                -
  Price 3.....................................                -       0.959                -
  Price 4.....................................          188,638       0.924          174,264
 MFS Emerging Growth Portfolio
  Price 1.....................................       10,188,903       1.213       12,358,875
  Price 2.....................................                -       1.216                -
  Price 3.....................................                -       1.219                -
  Price 4.....................................          404,476       0.674          272,632
 MFS Mid Cap Growth Portfolio
  Price 1.....................................          939,941       1.427        1,340,870
  Price 2.....................................                -       1.430                -
  Price 3.....................................                -       1.433                -
  Price 4.....................................                -       0.918                -
 MFS Research Portfolio
  Price 1.....................................          215,884       1.069          230,716
  Price 2.....................................                -       1.071                -
  Price 3.....................................                -       1.074                -
  Price 4.....................................          129,848       0.840          109,077
 NWQ Large Cap Portfolio
  Price 1.....................................            1,000       1.160            1,162
  Price 2.....................................                -       1.163                -
  Price 3.....................................                -       1.165                -
  Price 4.....................................                -       1.094                -
 Strategic Stock Portfolio
  Price 1.....................................            1,000       1.151            1,151
  Price 2.....................................                -       1.153                -
  Price 3.....................................                -       1.155                -
  Price 4.....................................                -       1.229                -
 Convertible Bond Portfolio
  Price 1.....................................          662,069       1.186          785,413
  Price 2.....................................                -       1.189                -
  Price 3.....................................                -       1.192                -
  Price 4.....................................                -       1.032                -

                                                                          DECEMBER 31, 2000
                                                               --------------------------------------

                                                                              UNIT            NET
                                                                 UNITS       VALUE           ASSETS
                                                                 -----       -----           ------
The Travelers Series Trust (continued)
 Disciplined Mid Cap Stock Portfolio
  Price 1...........................................             375,434   $ 1.296       $ 486,629
  Price 2...........................................                   -     1.299               -
  Price 3...........................................                   -     1.302               -
  Price 4...........................................                   -     1.031               -
 Disciplined Small Cap Stock Portfolio
  Price 1...........................................               1,000     1.034           1,035
  Price 2...........................................                   -     1.036               -
  Price 3...........................................                   -     1.038               -
  Price 4...........................................                   -     0.928               -
 U.S. Government Securities Portfolio
  Price 1...........................................           4,827,970     1.119       5,400,993
  Price 2...........................................                   -     1.121               -
  Price 3...........................................                   -     1.124               -
  Price 4...........................................             301,586     1.112         335,392
 Utilities Portfolio
  Price 1...........................................             216,324     1.186         256,501
  Price 2...........................................                   -     1.188               -
  Price 3...........................................                   -     1.191               -
  Price 4...........................................                   -     1.173               -

Travelers Series Fund Inc.
 AIM Capital Appreciation Portfolio
  Price 1...........................................           3,180,297     1.211       3,851,381
  Price 2...........................................                   -     1.214               -
  Price 3...........................................                   -     1.217               -
  Price 4...........................................              35,358     0.738          26,107
 Alliance Growth Portfolio
  Price 1...........................................           8,973,641     1.030       9,238,780
  Price 2...........................................                   -     1.032               -
  Price 3...........................................                   -     1.035               -
  Price 4...........................................             694,976     0.770         535,364
 MFS Total Return Portfolio
  Price 1...........................................           2,997,859     1.194       3,580,696
  Price 2...........................................                   -     1.197               -
  Price 3...........................................                   -     1.200               -
  Price 4...........................................               3,596     1.174           4,221
 Putnam Diversified Income Portfolio
  Price 1...........................................             412,401     1.001         412,656
  Price 2...........................................                   -     1.003               -
  Price 3...........................................                   -     1.005               -
  Price 4...........................................                   -     0.983               -


                                                                          DECEMBER 31, 2000
                                                           -------------------------------------------

                                                                              UNIT            NET
                                                              UNITS           VALUE           ASSETS
                                                              -----           -----           ------
Travelers Series Fund Inc. (continued)
 Smith Barney International Equity Portfolio
  Price 1....................................                1,465,705      $ 0.993    $ 1,456,109
  Price 2....................................                        -        0.996              -
  Price 3....................................                        -        0.998              -
  Price 4....................................                  368,195        0.754        277,617
 Smith Barney Large Capitalization Growth Portfolio
  Price 1....................................                  707,548        1.026        725,781
  Price 2....................................                        -        1.028              -
  Price 3....................................                        -        1.031              -
  Price 4....................................                        -        0.840              -
 Van Kampen Enterprise Portfolio
  Price 1....................................                  538,839        0.999        538,364
  Price 2....................................                        -        1.001              -
  Price 3....................................                        -        1.004              -
  Price 4....................................                        -        0.727              -

Variable Insurance Products Fund II
 Asset Manager Portfolio - Initial Class
  Price 1....................................                1,756,809        1.015      1,783,086
  Price 2....................................                        -        1.017              -
  Price 3....................................                        -        1.020              -
  Price 4....................................                   96,905        0.931         90,215
 Contrafund(R) Portfolio - Service Class 2
  Price 1....................................                        -        0.928              -
  Price 2....................................                        -        0.930              -
  Price 3....................................                        -        0.931              -
  Price 4....................................                  293,040        0.930        272,483

Warburg Pincus Trust
 Emerging Markets Portfolio
  Price 1....................................                1,216,038        0.878      1,067,868
  Price 2....................................                        -        0.880              -
  Price 3....................................                        -        0.882              -
  Price 4....................................                        -        0.639              -

                                                                                   ---------------
Net Contract Owners' Equity ..................................................       $ 157,738,776
                                                                                   ===============

5.  STATEMENT OF INVESTMENTS

INVESTMENTS                                                            NO. OF            MARKET
                                                                       SHARES             VALUE
                                                                   ------------     -------------

CAPITAL APPRECIATION FUND (14.7%)
    Total (Cost $27,687,976)                                           281,439      $ 23,080,832
                                                                   ------------     -------------

HIGH YIELD BOND TRUST (2.8%)
    Total (Cost $4,572,338)                                            501,114         4,394,772
                                                                   ------------     -------------

MONEY MARKET PORTFOLIO (17.8%)
    Total (Cost $28,023,571)                                        28,023,571        28,023,571
                                                                   ------------     -------------

AMERICAN ODYSSEY FUNDS, INC. (3.5%)
  Intermediate Term Bond Fund
    Total (Cost $5,498,570)                                            535,972         5,590,183
                                                                   ------------     -------------

DELAWARE GROUP PREMIUM FUND (0.5%)
  REIT Series (Cost $272,172)                                           26,087           287,482
  Small Cap Value Series (Cost $429,744)                                26,085           460,394
                                                                   ------------     -------------
    Total (Cost $701,916)                                               52,172           747,876
                                                                   ------------     -------------

DEUTSHE ASSET MANAGEMENT VIT FUNDS (4.6%)
  EAFE(R) Equity Index Fund (Cost $3,361,373)                          284,042         3,164,223
  Small Cap Index Fund (Cost $4,204,989)                               364,667         4,047,801
                                                                   ------------     -------------
    Total (Cost $7,566,362)                                            648,709         7,212,024
                                                                   ------------     -------------

DREYFUS VARIABLE INVESTMENT FUND (1.6%)
  Appreciation Portfolio (Cost $357,156)                                 8,882           345,618
  Small Cap Portfolio (Cost $2,986,683)                                 52,742         2,125,508
                                                                   ------------     -------------
    Total (Cost $3,343,839)                                             61,624         2,471,126
                                                                   ------------     -------------

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (0.0%)
  Franklin Small Cap Fund - Class 2
    Total (Cost $1,000)                                                     40               840
                                                                   ------------     -------------

GREENWICH STREET SERIES FUND (9.2%)
  Equity Index Portfolio - Class I Shares (Cost $14,955,739)           435,765        14,118,800
  Diversified Strategic Income Portfolio (Cost $352,106)                35,977           348,973
                                                                   ------------     -------------
    Total (Cost $15,307,845)                                           471,742        14,467,773
                                                                   ------------     -------------

JANUS ASPEN SERIES (0.1%)
  Balanced Portfolio - Service Shares (Cost $1,094)                         39               981
  Global Technology Portfolio - Service Shares (Cost $1,004)               103               678
  Worldwide Growth Portfolio - Service Shares (Cost $184,279)            4,802           176,573
                                                                   ------------     -------------
    Total (Cost $186,377)                                                4,944           178,232
                                                                   ------------     -------------

                                                                       NO. OF            MARKET
                                                                       SHARES             VALUE
                                                                   -------------      -------------
OCC ACCUMULATION TRUST (0.2%)
 Equity Portfolio
    Total (Cost $365,962)                                               11,021         $ 397,760
                                                                   -------------      -------------

SALOMON BROTHERS VARIABLE SERIES FUND INC. (4.3%)
 Total Return Fund (Cost $1,096)                                           102             1,090
 Capital Fund (Cost $894,462)                                           60,073           907,106
 Investors Fund (Cost $5,298,488)                                      412,731         5,609,020
 Strategic Bond Fund (Cost $279,620)                                    27,696           270,036
                                                                   -------------      -------------
    Total (Cost $6,473,666)                                            500,602         6,787,252
                                                                   -------------      -------------

STRONG VARIABLE INSURANCE FUNDS, INC. (0.0%)
 Strong Schafer Value Fund II
    Total (Cost $1,005)                                                    113             1,106
                                                                   -------------      -------------

THE MONTGOMERY FUNDS III (0.0%)
 Montgomery Variable Series: Growth Fund
    Total (Cost $9,598)                                                    531             8,259
                                                                   -------------      -------------

THE TRAVELERS SERIES TRUST (25.6%)
 Equity Income Portfolio (Cost $3,953,025)                             257,708         4,190,332
 Jurika & Voyles Core Equity Portfolio (Cost $1,041)                        93             1,131
 Large Cap Portfolio (Cost $9,397,097)                                 478,399         8,041,892
 Lazard International Stock Portfolio (Cost $6,958,807)                499,991         6,574,879
 MFS Emerging Growth Portfolio (Cost $14,354,313)                      558,950        12,632,268
 MFS Mid Cap Growth Portfolio (Cost $1,473,635)                         79,911         1,339,313
 MFS Research Portfolio (Cost $385,329)                                 27,969           339,828
 NWQ Large Cap Portfolio (Cost $1,018)                                     107             1,165
 Social Awareness Stock Portfolio (Cost $12)                                 1                11
 Strategic Stock Portfolio (Cost $1,041)                                   116             1,152
 Convertible Bond Portfolio (Cost $787,995)                             65,086           784,935
 Disciplined Mid Cap Stock Portfolio (Cost $477,148)                    28,197           486,688
 Disciplined Small Cap Stock Portfolio (Cost $970)                         101             1,038
 U.S. Government Securities Portfolio (Cost $5,370,007)                466,157         5,696,435
 Utilities Portfolio (Cost $230,703)                                    13,337           256,341
                                                                   -------------      -------------
    Total (Cost $43,392,141)                                         2,476,123        40,347,408
                                                                   -------------      -------------

TRAVELERS SERIES FUND INC. (13.1%)
 AIM Capital Appreciation Portfolio (Cost $4,261,720)                  214,134         3,877,960
 Alliance Growth Portfolio (Cost $11,237,692)                          393,349         9,774,717
 MFS Total Return Portfolio (Cost $3,325,355)                          201,878         3,585,354
 Putnam Diversified Income Portfolio (Cost $419,340)                    39,531           412,706
 Smith Barney International Equity Portfolio (Cost $2,013,840)          99,697         1,733,724
 Smith Barney Large Capitalization Growth Portfolio (Cost $769,148)     48,821           725,487
 Van Kampen Enterprise Portfolio (Cost $664,993)                        23,992           537,665
                                                                   -------------      -------------
    Total (Cost $22,692,088)                                         1,021,402        20,647,613
                                                                   -------------      -------------

                                                                       NO. OF            MARKET
                                                                       SHARES             VALUE
                                                                   -----------     --------------

VARIABLE INSURANCE PRODUCTS FUND II (1.4%)
 Asset Manager Portfolio - Initial Class (Cost $1,919,695)             116,543     $   1,864,695
 Contrafund(R) Portfolio - Service Class 2 (Cost $272,178)              11,527           272,508
                                                                   -----------     --------------
    Total (Cost $2,191,873)                                            128,070         2,137,203
                                                                   -----------     --------------

    WARBURG PINCUS TRUST (0.6%)
 Emerging Markets Portfolio
    Total (Cost $1,337,231)                                            110,035         1,026,625
                                                                   -----------     --------------

TOTAL INVESTMENTS (100%)
 (COST $169,353,358)                                                               $ 157,520,455
                                                                                   ==============

                      This page intentionally left blank

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999




                                                           CAPITAL APPRECIATION FUND  HIGH YIELD BOND TRUST
                                                           -------------------------  ---------------------
                                                               2000         1999         2000         1999
                                                               ----         ----         ----         ----

INVESTMENT INCOME:
Dividends................................................    $ 716,325     $      -    $ 205,849    $      -
                                                          ------------ ------------  ----------- -----------

EXPENSES:
Insurance charges........................................       83,603        6,182       12,587         919
                                                          ------------ ------------  ----------- -----------
    Net investment income (loss).........................      632,722       (6,182)     193,262        (919)
                                                          ------------ ------------  ----------- -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.........................    4,736,324       24,089      682,602       3,259
  Cost of investments sold...............................    4,539,760       21,019      691,328       3,236
                                                          ------------ ------------  ----------- -----------

    Net realized gain (loss).............................      196,564        3,070       (8,726)         23
                                                          ------------ ------------  ----------- -----------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period.............    1,652,031            -       13,145           -
  Unrealized gain (loss) end of period...................   (4,607,144)   1,652,031     (177,566)     13,145
                                                          ------------ ------------  ----------- -----------

    Net change in unrealized gain (loss) for the period..   (6,259,175)   1,652,031     (190,711)     13,145
                                                          ------------ ------------  ----------- -----------

Net increase (decrease) in net assets
    resulting from operations............................   (5,429,889)   1,648,919       (6,175)     12,249
                                                          ------------ ------------  ----------- -----------

UNIT TRANSACTIONS:
Participant premium payments.............................   18,974,365    8,458,556    2,975,593   1,378,638
Participant transfers from other Travelers accounts......    7,868,402      169,647    1,114,989  13,728,311
Contract surrenders......................................     (665,175)     (65,123)    (100,333)     (9,473
Participant transfers to other Travelers accounts........   (7,856,250)           -     (965,126)          -
Other payments to participants...........................      (10,332)           -       (2,407)          -
                                                          ------------ ------------  ----------- -----------

  Net increase (decrease) in net assets
    resulting from unit transactions.....................   18,311,010    8,563,080    3,022,716   1,369,165
                                                          ------------ ------------  ----------- -----------

    Net increase (decrease) in net assets................   12,881,121   10,211,999    3,016,541   1,381,414

NET ASSETS:
  Beginning of period....................................   10,211,999            -    1,381,414           -
                                                          ------------ ------------  ----------- -----------


  End of period.......................................... $ 23,093,120 $ 10,211,999  $ 4,397,955 $ 1,381,414
                                                          ============ ============  =========== ===========

                                                            MONEY MARKET PORTFOLIO
                                                            -----------------------
                                                             2000         1999
                                                             ----         ----

INVESTMENT INCOME:
Dividends................................................  $ 1,153,773   $  131,476
                                                          ------------ ------------



EXPENSES:
Insurance charges........................................       84,168       10,821
                                                          ------------ ------------
    Net investment income (loss).........................    1,069,605      120,655
                                                          ------------ ------------


REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold.........................   18,609,152      958,747
  Cost of investments sold...............................   18,609,152      958,747
                                                          ------------ ------------



    Net realized gain (loss).............................            -            -
                                                          ------------ ------------



Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period.............            -            -
  Unrealized gain (loss) end of period...................            -            -
                                                          ------------ ------------

    Net change in unrealized gain (loss) for the period..            -            -
                                                          ------------ ------------


Net increase (decrease) in net assets
    resulting from operations............................    1,069,605      120,655
                                                          ------------ ------------

UNIT TRANSACTIONS:
Participant premium payments.............................   21,705,836   17,920,543
Participant transfers from other Travelers accounts......
Contract surrenders......................................     (571,580)    (140,370)
Participant transfers to other Travelers accounts........  (24,907,814)    (839,753)
Other payments to participants...........................       (3,473)           -
                                                          ------------ ------------


  Net increase (decrease) in net assets
    resulting from unit transactions.....................    9,951,280   16,940,420
                                                          ------------ ------------

    Net increase (decrease) in net assets................   11,020,885   17,061,075



NET ASSETS:
  Beginning of period....................................   17,061,075            -
                                                          ------------ ------------


  End of period.......................................... $ 28,081,960 $ 17,061,075
                                                          ============ ============

INTERMEDIATE-TERM BOND FUND       REIT SERIES        SMALL CAP VALUE SERIES   EAFE(R) EQUITY INDEX FUND
--------------------------- ----------------------   -----------------------  -------------------------
    2000          1999          2000         1999        2000        1999          2000         1999
    ----          ----          ----         ----        ----        ----          ----         ----

 $   186,713  $         -   $     2,059  $       -    $    2,486   $       -  $    50,964   $   8,490
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


      15,362        1,589           164          -           844           -        5,627          93
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------
     171,351       (1,589)        1,895          -         1,642           -       45,337       8,397
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


   2,002,406        5,564        70,973          -       706,363           -    1,569,625         743
   2,019,544        5,545        69,574          -       693,963           -    1,607,405         719
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------

     (17,138)          19         1,399          -        12,400           -      (37,780)         24
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


       6,837            -             -          -             -           -        9,008           -
      91,613        6,837        15,310          -        30,650           -     (197,150)      9,008
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


      84,776        6,837        15,310          -        30,650           -     (206,158)      9,008
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


     238,989        5,267        18,604          -        44,692           -     (198,601)     17,429
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------



   3,896,097    2,316,200        44,969          -       845,409           -    1,609,391     179,571
   1,751,909        8,482       306,900          -       572,654           -    4,266,803
    (118,124)     (15,950)         (789)         -        (9,129)          -      (47,861)     (1,427)
  (2,493,364)                   (81,280)         -      (986,191)          -   (2,650,543)          -
           -            -             -          -          (926)          -       (4,617)          -
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------


   3,036,518    2,308,732       269,800          -       421,817           -    3,173,173     178,144
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------

   3,275,507    2,313,999       288,404          -       466,509           -    2,974,572     195,573



   2,313,999            -             -          -             -           -      195,573           -
------------- ------------ ------------ ------------ ----------- ------------ ------------ -----------
 $ 5,589,506  $ 2,313,999   $   288,404  $       -    $  466,509   $       -  $ 3,170,145   $ 195,573
============= ============ ============ ============ =========== ============ ============ ===========

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                              SMALL CAP INDEX FUND   APPRECIATION PORTFOLIO   SMALL CAP PORTFOLIO
                                                             ----------------------------------------------------------------------
                                                                2000       1999         2000       1999         2000        1999
                                                                ----       ----         ----       ----         ----        ----
INVESTMENT INCOME:
Dividends.................................................    $ 21,008  $    41,366  $    6,077   $  1,347  $   941,479    $     -
                                                           ------------ -----------   ---------   --------  -----------  ---------

EXPENSES:
Insurance charges.........................................       9,608          727       1,438        111        4,727        152
                                                           ------------ -----------   ---------   --------  -----------  ---------
    Net investment income (loss)..........................      11,400       40,639       4,639      1,236      936,752       (152)
                                                           ------------ -----------   ---------   --------  -----------  ---------


REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold..........................     825,673        2,601     687,100      1,137      497,760      1,171
  Cost of investments sold................................     802,574        2,469     675,499      1,133      448,579      1,143
                                                           ------------ -----------   ---------   --------  -----------  ---------


    Net realized gain (loss)..............................      23,099          132      11,601          4       49,181         28
                                                           ------------ -----------   ---------   --------  -----------  ---------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period..............      96,961            -       4,597          -       34,840          -
  Unrealized gain (loss) end of period....................    (157,188)      96,961     (11,538)     4,597     (861,175)    34,840
                                                           ------------ -----------   ---------   --------  -----------  ---------

    Net change in unrealized gain (loss) for the period...    (254,149)      96,961     (16,135)     4,597     (896,015)    34,840
                                                           ------------ -----------   ---------   --------  -----------  ---------


Net increase (decrease) in net assets
  resulting from operations...............................    (219,650)     137,732         105      5,837       89,918     34,716
                                                           ------------ -----------   ---------   --------  -----------  ---------


UNIT TRANSACTIONS:
Participant premium payments..............................   2,060,949    1,066,449     623,829    180,492    1,244,437    210,214
Participant transfers from other Travelers accounts.......   1,997,180            -     251,651          -    1,430,243    152,682
Contract surrenders.......................................     (71,499)      (7,470)    (14,082)    (2,770)     (41,263)    (2,569
Participant transfers to other Travelers accounts.........    (916,341)           -    (699,103)         -     (992,339)         -
Other payments to participants............................           -            -           -          -            -          -
                                                           ------------ -----------   ---------   --------  -----------  ---------


  Net increase (decrease) in net assets
    resulting from unit transactions......................   3,070,289    1,058,979     162,295    177,722    1,641,078    360,327
                                                           ------------ -----------   ---------   --------  -----------  ---------

    Net increase (decrease) in net assets.................   2,850,639    1,196,711     162,400    183,559    1,730,996    395,043


NET ASSETS:
  Beginning of period.....................................   1,196,711            -     183,559          -      395,043          -
                                                           ------------ -----------   ---------   --------  -----------  ---------

  End of period........................................... $ 4,047,350  $ 1,196,711   $ 345,959   $183,559  $ 2,126,039  $ 395,043
                                                           ============ ===========   =========   ========  ===========  =========

 FRANKLIN SMALL CAP FUND -        EQUITY INDEX PORTFOLIO - CLASS I       DIVERSIFIED STRATEGIC INCOME
         CLASS 2                               SHARES                             PORTFOLIO
-------------------------        --------------------------------       ----------------------------
   2000             1999                  2000                 1999             2000           1999
   ----             ----                  ----                 ----             ----           ----
   $      --      $       --         $    63,603         $         --     $    22,198       $       --
------------      ----------         -----------         ------------     -----------       ----------

           3              --              44,686                1,832             753               --
------------      ----------         -----------         ------------     -----------       ----------
          (3)             --              18,917               (1,832)         21,445               --
------------      ----------         -----------         ------------     -----------       ----------


          --              --           2,387,229                7,469         332,049               --
          --              --           2,302,048                7,090         341,440               --
------------      ----------         -----------         ------------     -----------       ----------
          --              --              85,181                  379          (9,391)              --
------------      ----------         -----------         ------------     -----------       ----------


          --              --             217,271                   --              --               --
        (160)             --            (836,939)             217,271          (3,133)              --
------------      ----------         -----------         ------------     -----------       ----------
        (160)             --          (1,054,210)             217,271          (3,133)              --
------------      ----------         -----------         ------------     -----------       ----------

        (163)             --            (950,112)             215,818           8,921               --
------------      ----------         -----------         ------------     -----------       ----------




       1,000              --           7,675,956            2,675,972         311,645               --
          --              --           8,714,995              161,165         537,952               --
          --              --            (363,067)             (22,024)         (7,563)              --
          --              --          (3,938,900)                  --        (493,747)              --
          --              --             (19,360)                  --            (874)              --
------------      ----------         -----------         ------------     -----------       ----------


       1,000              --          12,069,624            2,815,113         347,413               --
------------      ----------         -----------         ------------     -----------       ----------
         837              --          11,119,512            3,030,931         356,334               --





          --              --           3,030,931                   --              --               --
------------      ----------         -----------         ------------     -----------       ----------
$        837      $       --         $14,150,443         $  3,030,931     $   356,334       $       --
============      ==========         ===========         ============     ===========       ==========
      BALANCED PORTFOLIO - SERVICE
                SHARES
     ----------------------------
        2000              1999
        ----              ----
      $      94        $      --
      ---------        ---------

              2               --
      ---------        ---------
             92               --
      ---------        ---------


             --               --
             --               --
      ---------        ---------
             --               --
      ---------        ---------


             --               --
           (113)              --
      ---------        ---------
           (113)              --
      ---------        ---------

            (21)              --
      ---------        ---------




          1,000               --
             --               --
             --               --
             --               --
             --               --
      ---------        ---------


          1,000               --
      ---------        ---------
            979               --





             --               --
      ---------        ---------
      $     979        $      --
      =========        =========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999 (CONTINUED)

                                                          GLOBAL TECHNOLOGY          WORLDWIDE GROWTH
                                                             PORTFOLIO -               PORTFOLIO -
                                                          SERVICE SHARES              SERVICE SHARES           EQUITY PORTFOLIO
                                                        ---------------------    ------------------------    --------------------
                                                         2000        1999          2000           1999           2000        1999
                                                         ----        ----          ----           ----           ----        ----
INVESTMENT INCOME:
Dividends ...........................................   $    4    $         -    $    423     $         -    $    32,183    $   -
                                                        ------    -----------    --------     -----------    -----------    -----

EXPENSES:
Insurance charges ...................................        3              -          55               -          1,479        -
                                                        ------    -----------    --------     -----------    -----------    -----
    Net investment income (loss) ....................        1              -         368               -         30,704        -
                                                        ------    -----------    --------     -----------    -----------    -----

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ....................        -              -       4,469               -        840,625        -
  Cost of investments sold ..........................        -              -       4,772               -        863,336        -
                                                        ------    -----------    --------     -----------    -----------    -----

    Net realized gain (loss) ........................        -              -        (303)              -        (22,711)       -
                                                        ------    -----------    --------     -----------    -----------    -----

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period ........        -              -           -               -              -        -
  Unrealized gain (loss) end of period ..............     (326)             -      (7,706)              -         31,798        -
                                                        ------    -----------    --------     -----------    -----------    -----

    Net change in unrealized gain (loss) for the
      period ........................................     (326)             -      (7,706)              -         31,798        -
                                                        ------    -----------    --------     -----------    -----------    -----

Net increase (decrease) in net assets
    resulting from operations .......................     (325)             -      (7,641)              -         39,791        -
                                                        ------    -----------    --------     -----------    -----------    -----




UNIT TRANSACTIONS:
Participant premium payments ........................    1,000              -     185,257               -        402,067        -
Participant transfers from other Travelers accounts .        -              -           -               -      1,458,122        -
Contract surrenders .................................        -              -      (1,052)              -        (13,852)       -
Participant transfers to other Travelers accounts ...        -              -           -               -     (1,484,079)       -
Other payments to participants ......................        -              -           -               -         (1,868)       -
                                                        ------    -----------    --------     -----------    -----------    -----

  Net increase (decrease) in net assets
    resulting from unit transactions ................    1,000              -     184,205               -        360,390        -
                                                        ------    -----------    --------     -----------    -----------    -----

    Net increase (decrease) in net assets ...........      675              -     176,564               -        400,181        -




NET ASSETS:
  Beginning of period ...............................        -              -           -               -              -        -
                                                        ------    -----------    --------     -----------    -----------    -----

  End of period .....................................   $  675    $         -    $176,564     $         -    $   400,181    $   -
                                                        ======    ===========    ========     ===========    ===========    =====

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

   TOTAL RETURN FUND              CAPITAL FUND               INVESTORS FUND             STRATEGIC BOND FUND
-----------------------   -------------------------    ---------------------------     ---------------------
   2000        1999            2000           1999          2000          1999           2000          1999
   ----        ----            ----           ----          ----          ----           ----          ----
$      33   $         -   $      52,905    $ 1,455     $   199,860     $    8,228      $ 16,025      $  298
----------  -----------   --------------   --------    ------------    -----------     ---------     -------


       61             -           2,202         23          13,736          1,147           216           6
----------  -----------   --------------   --------    ------------    -----------     ---------     -------
      (28)            -          50,703      1,432         186,124          7,081        15,809         292
----------  -----------   --------------   --------    ------------    -----------     ---------     -------




  158,157             -          90,048        177       1,030,588          3,975        37,910          75
  154,415             -          82,440        170         968,983          3,832        37,477          75
----------  -----------   --------------   --------    ------------    -----------     ---------     -------

    3,742             -           7,608          7          61,605            143           433           -
----------  -----------   --------------   --------    ------------    -----------     ---------     -------


        -             -           1,748          -          61,891              -          (217)          -
       (6)            -          12,644      1,748         310,532         61,891        (9,584)       (217)
----------  -----------   --------------   --------    ------------    -----------     ---------     -------

       (6)            -          10,896      1,748         248,641         61,891        (9,367)       (217)
----------  -----------   --------------   --------    ------------    -----------     ---------     -------


    3,708             -          69,207      3,187         496,370         69,115         6,875          75
----------  -----------   --------------   --------    ------------    -----------     ---------     -------





   92,899             -         349,929     44,911       2,203,340      1,618,377       272,131       6,116
   73,185             -         589,450          -       2,448,664              -        51,662           -
     (610)            -         (15,522)      (360)        (99,258)       (11,287)       (7,810)       (229)
 (168,098)            -        (131,320)         -      (1,116,979)             -       (58,806)          -
        -             -               -          -               -              -             -           -
----------  -----------   --------------   --------    ------------    -----------     ---------     -------


   (2,624)            -         792,537     44,551       3,435,767      1,607,090       257,177       5,887
----------  -----------   --------------   --------    ------------    -----------     ---------     -------





$   1,084   $         -   $     909,482    $47,738     $ 3,932,137     $1,676,205      $264,052      $5,962
==========  ===========   ==============   ========    ============    ===========     =========     =======

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999 (CONTINUED)

                                                                                 MONTGOMERY VARIABLE
                                                            STRONG SCHAFER             SERIES:
                                                            VALUE FUND II            GROWTH FUND         EQUITY INCOME PORTFOLIO
                                                         --------------------   ---------------------   -------------------------
                                                           2000       1999        2000       1999           2000          1999
                                                           ----       ----        ----       ----           ----          ----
INVESTMENT INCOME:
Dividends ..........................................     $    5     $       -   $    588    $       -   $    40,858   $   86,489
                                                         -------   ----------   ---------  ----------   ------------  -----------

EXPENSES:
Insurance charges ..................................          3             -         65            -        10,129          954
                                                         -------   ----------   ---------  ----------   ------------  -----------
    Net investment income (loss) ...................          2             -        523            -        30,729       85,535
                                                         -------   ----------   ---------  ----------   ------------  -----------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
   GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
   Proceeds from investments sold ..................          -             -     82,170            -       887,885        3,455
   Cost of investments sold ........................          -             -     75,505            -       905,922        3,425
                                                         -------   ----------   ---------  ----------   ------------  -----------

    Net realized gain (loss) .......................          -             -      6,665            -       (18,037)          30
                                                         -------   ----------   ---------  ----------   ------------  -----------

CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Unrealized gain (loss) beginning of period .......          -             -          -            -       (24,910)           -
  Unrealized gain (loss) end of period .............        101             -     (1,339)           -       237,307      (24,910)
                                                         -------   ----------   ---------  ----------   ------------  -----------

    Net change in unrealized gain (loss) for the period     101             -     (1,339)           -       262,217      (24,910)
                                                         -------   ----------   ---------  ----------   ------------  -----------

Net increase (decrease) in net assets
    resulting from operations .......................        103             -      5,849            -       274,909       60,655
                                                         -------   ----------   ---------  ----------   ------------  -----------




UNIT TRANSACTIONS:
Participant premium payments .......................      1,000             -     15,023            -     2,163,724    1,451,441
Participant transfers from other Travelers accounts           -             -     81,397            -     1,415,418       25,448
Contract surrenders ................................          -             -       (424)           -       (79,300)     (10,032)
Participant transfers to other Travelers accounts ..          -             -    (93,397)           -    (1,112,440)           -
Other payments to participants .....................          -             -          -            -             -            -
                                                         -------   ----------   ---------  ----------   ------------  -----------

Net increase (decrease) in net assets
    resulting from unit transactions ...............      1,000             -      2,599            -     2,387,402    1,466,857
                                                         -------   ----------   ---------  ----------   ------------  -----------

    Net increase (decrease) in net assets ..........      1,103             -      8,448            -     2,662,311    1,527,512




NET ASSETS:
   Beginning of period .............................          -             -          -            -     1,527,512            -
                                                         -------   ----------   ---------  ----------   ------------  -----------

   End of period ...................................     $1,103     $       -   $  8,448    $       -   $ 4,189,823   $1,527,512
                                                         =======   ==========   =========  ==========   ============  ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

JURIKA & VOYLES CORE EQUITY                              LAZARD INTERNATIONAL STOCK
      PORTFOLIO                 LARGE CAP PORTFOLIO             PORTFOLIO                MFS EMERGING GROWTH PORTFOLIO
---------------------------   -------------------------   --------------------------     ------------------------------
  2000       1999                 2000           1999          2000          1999             2000            1999
  ----       ----                 ----           ----          ----          ----             ----            ----
 $   41     $      -           $   496,326    $  132,932   $   207,019   $        -       $   545,232    $           -
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------


      4            -                23,878         1,987        20,022        2,310            43,794            3,268
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------
     37            -               472,448       130,945       186,997       (2,310)          501,438           (3,268)
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------




      -            -               476,259         7,174     1,671,657        8,137         3,694,789           12,877
      -            -               460,052         6,667     1,712,766        7,898         3,613,686           11,032
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------

      -            -                16,207           507       (41,109)         239            81,103            1,845
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------


      -            -               199,401             -       253,882            -         1,558,597                -
     90            -            (1,355,205)      199,401      (383,928)     253,882        (1,722,045)       1,558,597
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------

     90            -            (1,554,606)      199,401      (637,810)     253,882        (3,280,642)       1,558,597
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------


    127            -            (1,065,951)      330,853      (491,922)     251,811        (2,698,101)      1,557,174
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------





  1,000            -             5,693,341     2,830,134     4,925,746    3,346,754        11,180,153       4,450,651
      -            -             1,175,843             -       428,706            -         2,983,786               -
      -            -              (185,602)      (20,116)     (158,755)     (23,359)         (344,818)        (33,576)
      -            -              (717,380)            -    (1,704,884)           -        (4,463,762)              -
      -            -                     -             -             -            -                 -               -
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------


  1,000            -             5,966,202     2,810,018     3,490,813    3,323,395         9,355,359        4,417,075
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------

  1,127            -             4,900,251     3,140,871     2,998,891    3,575,206         6,657,258        5,974,249





      -            -             3,140,871             -     3,575,206            -         5,974,249                -
 ------    ---------           ------------   -----------  ------------  ------------     ------------   --------------

 $1,127     $      -           $ 8,041,122    $3,140,871   $ 6,574,097   $3,575,206       $12,631,507       $5,974,249
 ======    =========           ============   ===========  ============  ============     ============   ==============

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999 (CONTINUED)




                                                                   MFS MID CAP              MFS RESEARCH           NWQ LARGE
                                                                 GROWTH PORTFOLIO            PORTFOLIO           CAP PORTFOLIO
                                                              ----------------------    --------------------   ------------------
                                                                2000          1999         2000       1999       2000     1999
                                                                ----          ----         ----       ----       ----     ----
INVESTMENT INCOME:
Dividends ............................................        $   22,720   $      -     $   1,025   $     -    $   18    $      -
                                                              -----------  ---------    ----------  --------   -------  ---------

EXPENSES:
Insurance charges ....................................             2,336         50           570        23         3           -
                                                              -----------  ---------    ----------  --------   -------  ---------
    Net investment income (loss) .....................            20,384        (50)          455       (23)       15           -
                                                              -----------  ---------    ----------  --------   -------  ---------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .....................           251,682        387       159,761       175         -           -
  Cost of investments sold ...........................           215,329        354       151,419       169         -           -
                                                              -----------  ---------    ----------  --------   -------  ---------

    Net realized gain (loss) .........................            36,353         33         8,342         6         -           -
                                                              -----------  ---------    ----------  --------   -------  ---------

CHANGE IN UNREALIZED GAIN (LOSS) ON INVESTMENTS:
  Unrealized gain (loss) beginning of period .........            18,618          -         4,553         -         -           -
  Unrealized gain (loss) end of period ...............          (134,322)    18,618       (45,501)    4,553       147           -
                                                              -----------  ---------    ----------  --------   -------  ---------

    Net change in unrealized gain (loss) for the
      period .........................................          (152,940)    18,618       (50,054)    4,553       147           -
                                                              -----------  ---------    ----------  --------   -------  ---------

Net increase (decrease) in net assets
    resulting from operations ........................           (96,203)    18,601       (41,257)    4,536       162           -
                                                              -----------  ---------    ----------  --------   -------  ---------




UNIT TRANSACTIONS:
Participant premium payments .........................           794,617     89,835       296,103    44,914     1,000           -
Participant transfers from other Travelers accounts ..         1,000,439          -       342,361         -         -           -
Contract surrenders ..................................           (21,658)      (734)       (7,195)     (358)        -           -
Participant transfers to other Travelers accounts ....          (444,027)         -      (299,311)        -         -           -
Other payments to participants .......................                 -          -             -         -         -           -
                                                              -----------  ---------    ----------  --------   -------  ---------

  Net increase (decrease) in net assets
    resulting from unit transactions .................         1,329,371     89,101       331,958    44,556     1,000           -
                                                              -----------  ---------    ----------  --------   -------  ---------

    Net increase (decrease) in net assets ............         1,233,168    107,702       290,701    49,092     1,162           -




NET ASSETS:
  Beginning of period ................................           107,702          -        49,092         -         -           -
                                                              -----------  ---------    ----------  --------   -------  ---------

  End of period ......................................        $1,340,870   $107,702     $ 339,793   $49,092    $1,162    $      -
                                                              ===========  =========    ==========  ========   =======  =========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED


           SOCIAL AWARENESS               STRATEGIC             CONVERTIBLE        DISCIPLINED MID CAP
           STOCK PORTFOLIO             STOCK PORTFOLIO         BOND PORTFOLIO        STOCK PORTFOLIO
       ------------------------    -----------------------  --------------------  ---------------------
          2000         1999           2000        1999         2000       1999       2000        1999
          ----         ----           ----        ----         ----       ----       ----        ----
       $      18     $       -     $  15,517    $       -   $  18,250   $     -   $   3,826    $     -
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------


             296             -           265            -       1,021        23         626         23
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------
            (278)            -        15,252            -      17,229       (23)      3,200        (23)
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------




         309,119             -       211,456            -      97,446       172     236,133        177
         307,942             -       217,264            -      93,537       169     228,225        170
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------

           1,177             -        (5,808)           -       3,909         3       7,908          7
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------


               -             -             -            -       2,532         -       3,607          -
              (1)            -           111            -      (3,060)    2,532       9,540      3,607
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------

              (1)            -           111            -      (5,592)    2,532       5,933      3,607
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------


             898             -         9,555            -      15,546     2,512      17,041      3,591
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------





          20,312             -        20,546            -     195,281    44,895     246,504     44,902
         300,894             -       320,593            -     665,540         -     561,713          -
          (2,179)            -        (1,867)           -      (7,652)     (354)     (4,280)      (359)
        (319,925)            -      (347,676)           -    (130,355)        -    (382,483)         -
               -             -             -            -           -         -           -          -
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------


            (898)            -        (8,404)           -     722,814    44,541     421,454     44,543
       ----------    ----------    ----------   ----------  ----------  --------  ----------   --------

               -             -         1,151            -     738,360    47,053     438,495     48,134





               -             -             -            -      47,053         -      48,134          -
       ----------    ----------    ----------  -----------  ----------  --------  ----------   --------

       $       -      $      -     $   1,151     $      -   $ 785,413   $47,053   $ 486,629    $48,134
       ==========    ==========    ==========  ===========  ==========  ========  ==========   ========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED


6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999 (CONTINUED)

                                                           DISCIPLINED SMALL       U.S. GOVERNMENT
                                                          CAP STOCK PORTFOLIO    SECURITIES PORTFOLIO    UTILITIES PORTFOLIO
                                                          -------------------   ----------------------  ---------------------
                                                            2000       1999         2000        1999        2000       1999
                                                            ----       ----         ----        ----        ----       ----
INVESTMENT INCOME:
Dividends ............................................    $     62   $     -    $    64,814   $     -   $   6,000    $     -
                                                          ---------  --------   -----------   --------  ----------   --------

EXPENSES:
Insurance charges ....................................           7         -         16,205        40         702         22
                                                          ---------  --------   -----------   --------  ----------   --------
    Net investment income (loss) .....................          55         -         48,609       (40)      5,298        (22)
                                                          ---------  --------   -----------   --------  ----------   --------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold .....................      42,061         -      4,435,390       176     120,677        164
  Cost of investments sold ...........................      41,251         -      4,366,014       178     117,366        170
                                                          ---------  --------   -----------   --------  ----------   --------

Net realized gain (loss) .............................         810         -         69,376        (2)      3,311         (6)
                                                          ---------  --------   -----------   --------  ----------   --------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period .........           -         -         (1,085)        -      (1,019)         -
  Unrealized gain (loss) end of period ...............          68         -        326,428    (1,085)     25,638     (1,019)
                                                          ---------  --------   -----------   --------  ----------   --------

    Net change in unrealized gain (loss) for the
      period .........................................          68         -        327,513    (1,085)     26,657     (1,019)
                                                          ---------  --------   -----------   --------  ----------   --------

Net increase (decrease) in net assets
     resulting from operations .......................         933         -        445,498    (1,127)     35,266     (1,047)
                                                          ---------  --------   -----------   --------  ----------   --------




UNIT TRANSACTIONS:
Participant premium payments .........................      42,327         -      1,163,990    62,773     203,807     44,866
Participant transfers from other Travelers accounts ..          60         -     12,090,310         -     123,805          -
Contract surrenders ..................................        (163)        -       (164,924)     (304)     (5,100)      (345)
Participant transfers to other Travelers accounts ....     (42,122)        -     (7,828,175)        -    (144,753)         -
Other payments to participants .......................           -         -        (31,656)        -           2          -
                                                          ---------  --------   -----------   --------  ----------   --------

  Net increase (decrease) in net assets
    resulting from unit transactions .................         102         -      5,229,545    62,469     177,761     44,521
                                                          ---------  --------   -----------   --------  ----------   --------

    Net increase (decrease) in net assets ............       1,035         -      5,675,043    61,342     213,027     43,474




NET ASSETS:
  Beginning of period ................................           -         -         61,342         -      43,474          -
                                                          ---------  --------   -----------   --------  ----------   --------

  End of period ......................................    $  1,035   $     -    $ 5,736,385   $61,342   $ 256,501    $43,474
                                                          =========  ========   ===========   ========  ==========   ========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

       AIM CAPITAL                    ALLIANCE                    MFS TOTAL               PUTNAM DIVERSIFIED
  APPRECIATION PORTFOLIO          GROWTH PORTFOLIO             RETURN PORTFOLIO            INCOME PORTFOLIO
 ------------------------    -------------------------    -------------------------     ---------------------
    2000          1999           2000         1999           2000           1999         2000         1999
    ----          ----           ----         ----           ----           ----         ----         ----
 $   55,256    $        -    $   506,468    $        -    $   104,301    $        -     $ 10,368     $     -
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------


     10,997           751         30,804         3,288          9,410           909          641          40
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------
     44,259          (751)       475,664        (3,288)        94,891          (909)       9,727         (40)
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------




    315,699         2,593      1,937,507        11,858      1,748,106         3,100       15,946         178
    275,019         2,288      1,837,814        10,675      1,717,538         3,060       16,587         178
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------

     40,680           305         99,693         1,183         30,568            40         (641)          -
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------


    219,664             -        710,415             -         17,622             -          606           -
   (383,760)      219,664     (1,462,975)      710,415        259,999        17,622       (6,634)        606
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------

   (603,424)      219,664     (2,173,390)      710,415        242,377        17,622       (7,240)        606
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------


   (518,485)      219,218     (1,598,033)      708,310        367,836        16,753        1,846         566
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------





  2,166,863     1,077,003      7,833,038     4,458,264      2,015,177     1,333,763       87,300      62,772
  1,299,802             -        690,533       169,647      1,642,603        42,412      304,983           -
    (82,862)       (7,669)      (246,230)      (32,178)       (69,515)       (9,207)      (4,804)       (306)
   (276,382)            -     (2,209,207)            -     (1,754,905)            -      (39,701)          -
          -             -              -             -              -             -            -           -
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------


  3,107,421     1,069,334      6,068,134     4,595,733      1,833,360     1,366,968      347,778      62,466
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------

  2,588,936     1,288,552      4,470,101     5,304,043      2,201,196     1,383,721      349,624      63,032





  1,288,552             -      5,304,043             -     1,383,721              -       63,032           -
 ----------    ----------    -----------    ----------    -----------    ----------     --------     -------

 $3,877,488    $1,288,552    $ 9,774,144    $5,304,043    $ 3,584,917    $1,383,721     $412,656     $63,032
 ==========    ==========    ===========    ==========    ===========    ==========     ========     =======

                   NOTES TO FINANCIAL STATEMENTS CONTINUED


6. SCHEDULE OF FUND UL III OPERATIONS AND CHANGES IN NET ASSETS
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999 (CONTINUED)

                                                                 SMITH BARNEY           SMITH BARNEY LARGE
                                                                INTERNATIONAL         CAPITALIZATION GROWTH         VAN KAMPEN
                                                               EQUITY PORTFOLIO             PORTFOLIO          ENTERPRISE PORTFOLIO
                                                           ------------------------------------------------------------------------
                                                               2000         1999           2000       1999        2000       1999
                                                               ----         ----           ----       ----        ----       ----
INVESTMENT INCOME:
Dividends .............................................    $    5,058     $      -    $     1,054   $    681   $  54,230   $      -
                                                           ----------     --------    -----------   --------   ---------   --------

EXPENSES:
Insurance charges .....................................         4,204           67          2,381        164       1,889         48
                                                           ----------     --------    -----------   --------   ---------   --------
    Net investment income (loss) ......................           854          (67)        (1,327)       517      52,341        (48)
                                                           ----------     --------    -----------   --------   ---------   --------

REALIZED GAIN (LOSS) AND CHANGE IN UNREALIZED
  GAIN (LOSS) ON INVESTMENTS:
Realized gain (loss) from investment transactions:
  Proceeds from investments sold ......................        76,584          204        965,379      1,359     493,296        372
  Cost of investments sold ............................        77,627          185        928,671      1,293     494,149        354
                                                           ----------     --------    -----------   --------   ---------   --------

Net realized gain (loss) ..............................        (1,043)          19         36,708         66        (853)        18
                                                           ----------     --------    -----------   --------   ---------   --------

Change in unrealized gain (loss) on investments:
  Unrealized gain (loss) beginning of period ..........        32,301            -         21,194          -      10,888          -
  Unrealized gain (loss) end of period ................      (280,116)      32,301        (43,661)    21,194    (127,328)    10,888
                                                           ----------     --------    -----------   --------   ---------   --------

    Net change in unrealized gain (loss) for the
      period ..........................................      (312,417)      32,301        (64,855)    21,194    (138,216)    10,888
                                                           ----------     --------    -----------   --------   ---------   --------

Net increase (decrease) in net assets
    resulting from operations .........................      (312,606)      32,253        (29,474)    21,777     (86,728)    10,858
                                                           ----------     --------    -----------   --------   ---------   --------




UNIT TRANSACTIONS:
Participant premium payments ..........................     1,143,296       62,772      1,376,793    314,438     498,921     89,862
Participant transfers from other Travelers accounts ...       843,783      110,270        468,161          -     623,069          -
Contract surrenders ...................................       (36,786)        (318)       (18,978)    (2,520)    (15,930)      (719)
Participant transfers to other Travelers accounts .....      (108,938)           -     (1,404,416)         -    (580,969)         -
Other payments to participants ........................             -            -              -          -          -           -
                                                           ----------     --------    -----------   --------   ---------   --------

  Net increase (decrease) in net assets
    resulting from unit transactions ..................     1,841,355      172,724        421,560    311,918     525,091     89,143
                                                           ----------     --------    -----------   --------   ---------   --------

    Net increase (decrease) in net assets .............     1,528,749      204,977        392,086    333,695     438,363    100,001




NET ASSETS:
  Beginning of period .................................       204,977            -        333,695          -     100,001          -
                                                           ----------     --------    -----------   --------   ---------   --------

  End of period .......................................    $1,733,726     $204,977    $   725,781   $333,695   $ 538,364   $100,001
                                                           ==========     ========    ===========   ========   =========   ========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED



 ASSET MANAGER PORTFOLIO - INITIAL   CONTRAFUND(R) PORTFOLIO - SERVICE
             CLASS                             CLASS 2                   EMERGING  MARKETS PORTFOLIO              COMBINED
 ---------------------------------  ----------------------------------  ----------------------------   ---------------------------
      2000             1999           2000              1999                2000            1999            2000           1999
      ----             ----           ----              ----                ----            ----            ----           ----
 $    41,961        $      -        $      -         $       -          $    41,373       $  8,468      $  5,916,449   $   421,230
 -----------        --------        --------         ---------          -----------       --------      ------------   -----------


       6,408             159              68                 -                3,551            125           471,603        37,853
 -----------        --------        --------         ---------          -----------       --------      ------------   -----------
      35,553            (159)            (68)                -               37,822          8,343         5,444,846       383,377
 -----------        --------        --------         ---------          -----------       --------      ------------   -----------




   1,684,720           1,315           1,641                 -              675,251            981        55,859,667     1,063,861
   1,687,018           1,292           1,695                 -              674,185            900        55,128,870     1,055,635
 -----------        --------        --------         ---------          -----------       --------      ------------   -----------

      (2,298)             23             (54)                -                1,066             81           730,797         8,226
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------


      14,015               -               -                 -               34,585              -         5,173,578             -
     (55,000)         14,015             330                 -             (310,606)        34,585       (11,832,903)    5,173,578
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------

     (69,015)         14,015             330                 -             (345,191)        34,585       (17,006,481)    5,173,578
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------


     (35,760)         13,879             208                 -             (306,303)        43,009       (10,830,838)    5,565,181
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------





   1,496,386         314,252         273,741                 -            1,522,924        224,692       110,856,012    56,405,022
   2,878,652               -               -                 -              653,233              -        78,058,756       839,753
     (58,818)         (2,480)         (1,466)                -              (30,428)        (1,832)       (3,698,303)     (425,818)
  (2,727,232)              -               -                 -           (1,037,427)             -       (78,110,147)     (839,753)
      (5,578)              -               -                 -                    -              -           (81,089)            -
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------


   1,583,410         311,772         272,275                 -            1,108,302        222,860       107,025,229    55,979,204
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------

   1,547,650         325,651         272,483                 -              801,999        265,869        96,194,391    61,544,385





     325,651               -               -             -                  265,869              -        61,544,385             -
 -----------        --------        --------         ---------         ------------       --------      ------------   -----------

 $ 1,873,301        $325,651        $272,483     $       -              $ 1,067,868       $265,869      $157,738,776   $61,544,385
============        ========        ========         =========         ============       ========      ============   ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

7. SCHEDULE OF UNITS FOR FUND UL III
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED TO DECEMBER 31, 1999

                                                        CAPITAL
                                                   APPRECIATION FUND       HIGH YIELD BOND TRUST       MONEY MARKET PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................     7,652,695            -    1,362,519            -      16,799,562             -
Units purchased and transferred from
   other Travelers accounts ................    21,548,374    7,711,777    4,006,038    1,371,980      34,218,071    17,767,544
Units redeemed and transferred to
   other Travelers accounts ................    (6,510,296)     (59,082)  (1,050,590)      (9,461)    (24,800,602)     (967,982)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................    22,690,773    7,652,695    4,317,967    1,362,519      26,217,031    16,799,562
                                                ===========   ==========  ===========   ==========    ============   ===========


                                                   INTERMEDIATE-TERM
                                                       BOND FUND                REIT SERIES             SMALL CAP VALUE SERIES
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................     2,298,702            -            -            -               -             -
Units purchased and transferred from
   other Travelers accounts ................     5,481,142    2,314,606      300,821            -       1,352,265             -
Units redeemed and transferred to
   other Travelers accounts ................    (2,543,875)     (15,904)     (77,003)           -        (955,562)            -
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     5,235,969    2,298,702      223,818            -         396,703             -
                                                ===========   ==========  ===========   ==========    ============   ===========


                                                     EAFE(R) EQUITY
                                                       INDEX FUND           SMALL CAP INDEX FUND        APPRECIATION PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................       172,586            -    1,003,936            -         176,578             -
Units purchased and transferred from
   other Travelers accounts ................     6,077,388      173,986    3,528,570    1,011,120         839,901       179,350
Units redeemed and transferred to
   other Travelers accounts ................    (2,621,942)      (1,400)    (833,790)      (7,184)       (679,982)       (2,772)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     3,628,032      172,586    3,698,716    1,003,936         336,497       176,578
                                                ===========   ==========  ===========   ==========    ============   ===========


                                                                             FRANKLIN SMALL CAP        EQUITY INDEX PORTFOLIO -
                                                  SMALL CAP PORTFOLIO          FUND - CLASS 2               CLASS I SHARES
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................       348,184            -            -            -       2,769,408             -
Units purchased and transferred from
   other Travelers accounts ................     2,214,812      350,747        1,000            -      15,612,576     2,791,294
Units redeemed and transferred to
   other Travelers accounts ................      (824,852)      (2,563)           -            -      (3,999,704)      (21,886)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     1,738,144      348,184        1,000            -      14,382,280     2,769,408
                                                ===========   ==========  ===========   ==========    ============   ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

7. SCHEDULE OF UNITS FOR FUND UL III
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                                                                          GLOBAL TECHNOLOGY
                                                 DIVERSIFIED STRATEGIC      BALANCED PORTFOLIO -             PORTFOLIO -
                                                    INCOME PORTFOLIO           SERVICE SHARES               SERVICE SHARES
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................             -            -            -            -               -             -
Units purchased and transferred from
   other Travelers accounts ................       840,886            -        1,000            -           1,000             -
Units redeemed and transferred to
   other Travelers accounts ................      (494,402)           -            -            -               -             -
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................       346,484            -        1,000            -           1,000             -
                                                ===========   ==========  ===========   ==========    ============   ===========


                                                    WORLDWIDE GROWTH
                                                      PORTFOLIO -
                                                     SERVICE SHARES           EQUITY PORTFOLIO            TOTAL RETURN FUND
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................             -            -            -            -               -             -
Units purchased and transferred from
   other Travelers accounts ................       220,758            -    1,929,811            -         161,447             -
Units redeemed and transferred to
   other Travelers accounts ................        (1,274)           -   (1,561,124)           -        (160,447)            -
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................       219,484            -      368,687            -           1,000             -
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                     CAPITAL FUND              INVESTORS FUND             STRATEGIC BOND FUND
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................        43,155            -    1,560,318            -           5,843             -
Units purchased and transferred from
  other Travelers accounts ................        771,435       43,504    4,083,478    1,571,346         309,621         6,071
Units redeemed and transferred to
   other Travelers accounts ................      (116,109)        (349)  (1,093,050)     (11,028)        (61,823)         (228)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................       698,481       43,155    4,550,746    1,560,318         253,641         5,843
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                     STRONG SCHAFER         MONTGOMERY VARIABLE
                                                     VALUE FUND II          SERIES: GROWTH FUND        EQUITY INCOME PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................             -            -            -            -       1,441,520             -
Units purchased and transferred from
   other Travelers accounts ................         1,000            -       95,037            -       3,342,324     1,451,445
Units redeemed and transferred to
   other Travelers accounts ................             -            -      (86,190)           -      (1,144,185)       (9,925)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................         1,000            -        8,847            -       3,639,659     1,441,520
                                                ===========   ==========  ===========   ==========    ============   ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

7. SCHEDULE OF UNITS FOR FUND UL III
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)

                                                  JURIKA & VOYLES CORE                                   LAZARD INTERNATIONAL
                                                    EQUITY PORTFOLIO         LARGE CAP PORTFOLIO           STOCK PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................             -            -    2,618,902            -       3,303,214             -
Units purchased and transferred from
   other Travelers accounts ................         1,000            -    6,113,884    2,637,905       5,475,698     3,326,495
Units redeemed and transferred to
   other Travelers accounts ................             -            -     (753,707)     (19,003)     (1,883,261)      (23,281)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................         1,000            -    7,979,079    2,618,902       6,895,651     3,303,214
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                      MFS EMERGING              MFS MID CAP
                                                    GROWTH PORTFOLIO          GROWTH PORTFOLIO          MFS RESEARCH PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................     3,916,098            -       82,194            -          42,994             -
Units purchased and transferred from
   other Travelers accounts ................    10,093,464    3,946,576    1,169,143       82,887         562,250        43,344
Units redeemed and transferred to
   other Travelers accounts ................    (3,416,183)     (30,478)    (311,396)        (693)       (259,512)         (350)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................    10,593,379    3,916,098      939,941       82,194         345,732        42,994
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                       NWQ LARGE              SOCIAL AWARENESS
                                                     CAP PORTFOLIO            STOCK PORTFOLIO         STRATEGIC STOCK PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................             -            -            -            -               -             -
Units purchased and transferred from
   other Travelers accounts ................         1,000            -      300,604            -         349,718             -
Units redeemed and transferred to
   other Travelers accounts ................             -            -     (300,604)           -        (348,718)            -
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................         1,000            -            -            -           1,000             -
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                      CONVERTIBLE           DISCIPLINED MID CAP         DISCIPLINED SMALL CAP
                                                     BOND PORTFOLIO           STOCK PORTFOLIO              STOCK PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................        43,662            -       43,107            -               -             -
Units purchased and transferred from
   other Travelers accounts ................       739,748       44,013      652,638       43,456          43,594             -
Units redeemed and transferred to
   other Travelers accounts ................      (121,341)        (351)    (320,311)        (349)        (42,594)            -
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................       662,069       43,662      375,434       43,107           1,000             -
                                                ===========   ==========  ===========   ==========    ============   ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

7. SCHEDULE OF UNITS FOR FUND UL III
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) TO DECEMBER 31, 1999 (CONTINUED)


                                                    U.S. GOVERNMENT                                          AIM CAPITAL
                                                  SECURITIES PORTFOLIO      UTILITIES PORTFOLIO         APPRECIATION PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................        62,467            -       45,475            -         949,091             -
Units purchased and transferred from
   other Travelers accounts ................    13,064,454       62,772      315,168       45,828       2,512,867       956,055
Units redeemed and transferred to
   other Travelers accounts ................    (7,997,365)        (305)    (144,319)        (353)       (246,303)       (6,964)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     5,129,556       62,467      216,324       45,475       3,215,655       949,091
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                        ALLIANCE              MFS TOTAL RETURN            PUTNAM DIVERSIFIED
                                                    GROWTH PORTFOLIO             PORTFOLIO                 INCOME PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................      4,193,981           -    1,345,156            -          62,467             -
Units purchased and transferred from
   other Travelers accounts ................      7,476,181   4,223,472    3,376,933    1,354,209         393,938        62,772
Units redeemed and transferred to
   other Travelers accounts ................     (2,001,545)    (29,491)  (1,720,634)      (9,053)        (44,004)         (305)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................      9,668,617   4,193,981    3,001,455    1,345,156         412,401        62,467
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                      SMITH BARNEY           SMITH BARNEY LARGE
                                                     INTERNATIONAL         CAPITALIZATION GROWTH              VAN KAMPEN
                                                    EQUITY PORTFOLIO             PORTFOLIO               ENTERPRISE PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................       156,528            -      301,335            -          85,037             -
Units purchased and transferred from
   other Travelers accounts ................     1,800,350      156,833    1,646,864      303,778         943,200        85,735
Units redeemed and transferred to
   other Travelers accounts ................      (122,978)        (305)  (1,240,651)      (2,443)       (489,398)         (698)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     1,833,900      156,528      707,548      301,335         538,839        85,037
                                                ===========   ==========  ===========   ==========    ============   ===========



                                                     ASSET MANAGER             CONTRAFUND(R)
                                                      PORTFOLIO -               PORTFOLIO -
                                                     INITIAL CLASS            SERVICE CLASS 2          EMERGING MARKETS PORTFOLIO
                                                ------------------------  ------------------------    --------------------------
                                                   2000         1999         2000         1999          2000            1999
                                                   ----         ----         ----         ----          ----            ----
Units beginning of period ..................       306,860            -            -            -         206,300             -
Units purchased and transferred from
   other Travelers accounts ................     4,205,617      309,313      294,630            -       1,908,492       208,036
Units redeemed and transferred to
   other Travelers accounts ................    (2,658,763)      (2,453)      (1,590)           -        (898,754)       (1,736)
                                                -----------   ----------  -----------   ----------    ------------   -----------
Units end of period ........................     1,853,714      306,860      293,040            -       1,216,038       206,300
                                                ===========   ==========  ===========   ==========    ============   ===========

                   NOTES TO FINANCIAL STATEMENTS CONTINUED

7. SCHEDULE OF UNITS FOR FUND UL III
   FOR THE YEAR ENDED DECEMBER 31, 2000 AND THE PERIOD SEPTEMBER 8, 1999 (DATE OPERATIONS COMMENCED) (CONTINUED) TO DECEMBER 31, 1999

                                                             COMBINED
                                                -----------------------------------
                                                     2000               1999
                                                     ----               ----
Units beginning of period ..................         53,399,874                  -
Units purchased and transferred from
   other Travelers accounts ................        170,380,190         54,638,249
Units redeemed and transferred to
   other Travelers accounts ................        (74,940,733)        (1,238,375)
                                                ----------------  -----------------
Units end of period ........................        148,839,331         53,399,874
                                                ================  =================

                          INDEPENDENT AUDITORS' REPORT



The Board of Directors of The Travelers Insurance Company and
Owners of Variable Life Insurance Contracts of The Travelers Fund UL III for Variable Life Insurance:


We have audited the accompanying statement of assets and liabilities of The Travelers Fund UL III for Variable Life Insurance (comprised of the sub-accounts listed in note 1) (collectively, "the Account") as of December 31, 2000, and the related statements of operations and changes in net assets for the year ended December 31, 2000 and the period September 8, 1999 (date operations commenced) to December 31, 1999. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 2000, by correspondence with the underlying funds. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Account as of December 31, 2000, the results of its operations and changes in its net assets for the year ended December 31, 2000 and the period September 8, 1999 (date operations commenced) to December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.



                                [KPMG LLP LOGO]

Hartford, Connecticut
February 15, 2001

                              Independent Auditors
                                    KPMG LLP
                              Hartford, Connecticut




This report is prepared for the general information of contract owners and is not an offer of units of The Travelers Fund UL III for Variable Life Insurance or shares of Fund UL III's underlying funds. It should not be used in connection with any offer except in conjunction with the Prospectus for The Travelers Fund UL III product(s) for Variable Life Insurance offered by The Travelers Insurance Company and the Prospectuses for the underlying funds, which collectively contain all pertinent information, including the applicable sales commissions.





Fund UL III (Annual) (12-00) Printed in U.S.A.

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors and Shareholder
The Travelers Insurance Company:

We have audited the accompanying consolidated balance sheets of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in retained earnings and accumulated other changes in equity from non-owner sources and cash flows for each of the years in the three-year period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Travelers Insurance Company and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
Hartford, Connecticut
January 16, 2001

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME
                                 ($ in millions)




FOR THE YEAR ENDED DECEMBER 31,                             2000     1999      1998
                                                            ----     ----      ----
REVENUES
Premiums                                                  $1,966    $1,728    $1,727
Net investment income                                      2,730     2,506     2,185
Realized investment gains (losses)                           (77)      113       149
Fee income                                                   505       432       370
Other revenues                                               130        89        70
------------------------------------------------------------------------------------
   Total Revenues                                          5,254     4,868     4,501
------------------------------------------------------------------------------------

BENEFITS AND EXPENSES
Current and future insurance benefits                      1,752     1,505     1,462
Interest credited to contractholders                       1,038       937       876
Amortization of deferred acquisition costs                   347       315       275
General and administrative expenses                          463       519       505
------------------------------------------------------------------------------------
   Total Benefits and Expenses                             3,600     3,276     3,118
------------------------------------------------------------------------------------

Income before federal income taxes                         1,654     1,592     1,383
------------------------------------------------------------------------------------

Federal income taxes
   Current                                                   462       409       442
   Deferred                                                   89       136        39
------------------------------------------------------------------------------------
   Total Federal Income Taxes                                551       545       481
------------------------------------------------------------------------------------
Net income                                                $1,103    $1,047      $902
====================================================================================


                   See Notes to Consolidated Financial Statements.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 ($ in millions)



DECEMBER 31,                                                        2000      1999
-------------------------------------------------------------------------------------
ASSETS
Fixed maturities, available for sale at fair value
    (including $1,494 at December 31, 2000 subject
    to securities lending agreements)                              $26,812  $23,866
Equity securities, at fair value                                       592      784
Mortgage loans                                                       2,187    2,285
Real estate held for sale                                               31      236
Policy loans                                                         1,249    1,258
Short-term securities                                                2,136    1,283
Trading securities, at fair value                                    1,870    1,678
Other invested assets                                                2,356    2,098
-------------------------------------------------------------------------------------
   Total Investments                                                37,233   33,488
-------------------------------------------------------------------------------------
Cash                                                                   150       85
Investment income accrued                                              442      395
Premium balances receivable                                             97      109
Reinsurance recoverables                                             3,977    3,234
Deferred acquisition costs                                           2,989    2,688
Separate and variable accounts                                      24,006   22,199
Other assets                                                         1,399    1,333
-------------------------------------------------------------------------------------
   Total Assets                                                    $70,293  $63,531
-------------------------------------------------------------------------------------
LIABILITIES
Contractholder funds                                               $19,394  $17,567
Future policy benefits and claims                                   13,300   12,563
Separate and variable accounts                                      23,994   22,194
Deferred federal income taxes                                          284       23
Trading securities sold not yet purchased, at fair value             1,109    1,098
Other liabilities                                                    3,818    2,466
-------------------------------------------------------------------------------------
   Total Liabilities                                                61,899   55,911
-------------------------------------------------------------------------------------
SHAREHOLDER'S EQUITY
Common stock, par value $2.50; 40 million shares authorized,
  issued and outstanding                                               100      100
Additional paid-in capital                                           3,848    3,819
Retained earnings                                                    4,342    4,099
Accumulated other changes in equity from non-owner sources             104     (398)
-------------------------------------------------------------------------------------
   Total Shareholder's Equity                                        8,394    7,620
-------------------------------------------------------------------------------------
   Total Liabilities and Shareholder's Equity                      $70,293  $63,531
=====================================================================================


                   See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
     CONSOLIDATED STATEMENTS OF CHANGES IN RETAINED EARNINGS AND ACCUMULATED
                 OTHER CHANGES IN EQUITY FROM NON-OWNER SOURCES
                                 ($ in millions)



STATEMENTS OF CHANGES IN RETAINED EARNINGS           2000        1999         1998
------------------------------------------------------------------------------------
Balance, beginning of year                         $ 4,099      $ 3,602      $2,810
Net income                                           1,103        1,047         902
Dividends to parent                                    860          550         110
------------------------------------------------------------------------------------
Balance, end of year                               $ 4,342      $ 4,099      $3,602
====================================================================================

STATEMENTS OF ACCUMULATED OTHER CHANGES
IN EQUITY FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Balance, beginning of year                         $  (398)     $   598      $  535
Unrealized gains (losses), net of tax                  502         (996)         62
Foreign currency translation, net of tax                 0            0           1
------------------------------------------------------------------------------------
Balance, end of year                               $   104      $  (398)     $  598
====================================================================================

SUMMARY OF CHANGES IN EQUITY
FROM NON-OWNER SOURCES
------------------------------------------------------------------------------------
Net Income                                         $ 1,103      $ 1,047      $  902
Other changes in equity from non-owner sources         502         (996)         63
------------------------------------------------------------------------------------
Total changes in equity from non-owner sources     $ 1,605      $    51      $  965
====================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                           INCREASE (DECREASE) IN CASH
                                 ($ in millions)



FOR THE YEAR ENDED DECEMBER 31,                               2000          1999          1998
-------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Premiums collected                                       $  1,986      $  1,715      $  1,763
   Net investment income received                              2,489         2,365         2,021
   Other revenues received                                       865           537           419
   Benefits and claims paid                                   (1,193)       (1,094)       (1,127)
   Interest credited to contractholders                       (1,046)         (958)         (918)
   Operating expenses paid                                      (970)       (1,013)         (751)
   Income taxes paid                                            (490)         (393)         (506)
   Trading account investments purchases, net                   (143)          (80)          (38)
   Other                                                        (258)         (104)           12
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                1,240           975           875
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds from maturities of investments
      Fixed maturities                                         4,257         4,103         2,608
      Mortgage loans                                             380           662           722
   Proceeds from sales of investments
      Fixed maturities                                        10,840        12,562        13,390
      Equity securities                                          397           100           212
      Real estate held for sale                                  244           219            53
   Purchases of investments
      Fixed maturities                                       (17,836)      (18,129)      (18,072)
      Equity securities                                           (7)         (309)         (194)
      Mortgage loans                                            (264)         (470)         (457)
   Policy loans, net                                               9           599            15
   Short-term securities (purchases) sales, net                 (810)          316          (495)
   Other investments purchases, net                             (461)         (413)         (550)
   Securities transactions in course of settlement, net          944          (463)          192
-------------------------------------------------------------------------------------------------
   Net Cash Used in Investing Activities                      (2,307)       (1,223)       (2,576)
-------------------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Contractholder fund deposits                                6,022         5,764         4,383
   Contractholder fund withdrawals                            (4,030)       (4,946)       (2,565)
   Dividends to parent company                                  (860)         (550)         (110)
-------------------------------------------------------------------------------------------------
      Net Cash Provided by Financing Activities                1,132           268         1,708
-------------------------------------------------------------------------------------------------
Net increase in cash                                              65            20             7
Cash at December 31, previous year                                85            65            58
-------------------------------------------------------------------------------------------------
Cash at December 31, current year                           $    150      $     85      $     65
=================================================================================================


                 See Notes to Consolidated Financial Statements.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Significant accounting policies used in the preparation of the accompanying financial statements follow.

   BASIS OF PRESENTATION

   The Travelers Insurance Company (TIC, together with its subsidiaries, the Company), is a wholly owned subsidiary of The Travelers Insurance Group Inc.
   (TIGI), an indirect wholly owned subsidiary of Citigroup Inc. (Citigroup), a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. The consolidated financial statements include the accounts of the Company and its insurance and non-insurance subsidiaries on a fully consolidated basis. The primary insurance entities of the Company are TIC and its subsidiaries, The Travelers Life and Annuity Company (TLAC), Primerica Life Insurance Company (Primerica Life), and its subsidiaries, Primerica Life Insurance Company of Canada, CitiLife Financial Limited (CitiLife) and National Benefit Life Insurance Company (NBL). Significant intercompany transactions and balances have been eliminated.

   The financial statements and accompanying footnotes of the Company are prepared in conformity with generally accepted accounting principles in the United States of America (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and benefits and expenses during the reporting period. Actual results could differ from those estimates.

   Certain prior year amounts have been reclassified to conform to the 2000 presentation.

   ACCOUNTING CHANGES

   ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND
   EXTINGUISHMENTS OF LIABILITIES

   In September 2000, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125" (FAS 140). Provisions of FAS 140 primarily relating to transfers of financial assets and securitizations that differ from provisions of FAS 125 are effective for transfers taking place after March 31, 2001. Special purpose entities (SPEs) used in securitizations that are currently qualifying SPEs under FAS 125 will continue to be treated as qualifying SPEs so long as they issue no new beneficial interests and accept no new asset transfers after March 31, 2001, other than transfers committed to prior to that date. Under FAS 140 qualifying SPEs are not consolidated by the transferor. It is not expected that there will be a significant effect on the Company's results of operations, financial condition or liquidity relating to a change in consolidation status for existing qualifying SPEs under FAS 140. FAS 140 also amends the accounting for collateral and requires new disclosures for collateral, securitizations, and retained interests in securitizations. These provisions are effective for financial statements for fiscal years ending after December 15, 2000. The accounting for collateral, as amended, requires
   (a) certain assets pledged as collateral to be separately reported in the consolidated balance sheet from assets not so encumbered and (b) disclosure of assets pledged as collateral that have not been reclassified and separately reported. The change in accounting for collateral did not have a significant effect on the Company's results of operations, financial condition or liquidity. See Note 4.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   ACCOUNTING FOR THE COSTS OF COMPUTER SOFTWARE DEVELOPED OR OBTAINED FOR INTERNAL USE

   During the third quarter of 1998, the Company adopted the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants' (AcSEC) Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 provides guidance on accounting for the costs of computer software developed or obtained for internal use and for determining when specific costs should be capitalized or expensed. The adoption of SOP 98-1 did not have a material impact on the Company's financial condition, results of operations or liquidity.

   ACCOUNTING POLICIES

   INVESTMENTS
   Fixed maturities include bonds, notes and redeemable preferred stocks. Fixed maturities are classified as "available for sale" and are reported at fair value, with unrealized investment gains and losses, net of income taxes, charged or credited directly to shareholder's equity. Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Also included in fixed maturities are loan-backed and structured securities, which are amortized using the retrospective method. The effective yield used to determine amortization is calculated based upon actual historical and projected future cash flows, which are obtained from a widely accepted securities data provider.

   Equity securities, which include common and non-redeemable preferred stocks, are classified as "available for sale" and carried at fair value based primarily on quoted market prices. Changes in fair values of equity securities are charged or credited directly to shareholder's equity, net of income taxes.

   Mortgage loans are carried at amortized cost. A mortgage loan is considered impaired when it is probable that the Company will be unable to collect principal and interest amounts due. For mortgage loans that are determined to be impaired, a reserve is established for the difference between the amortized cost and fair market value of the underlying collateral. In estimating fair value, the Company uses interest rates reflecting the higher returns required in the current real estate financing market. Impaired loans were insignificant at December 31, 2000 and 1999.

   Real estate held for sale is carried at the lower of cost or fair value less estimated cost to sell. Fair value of foreclosed properties is established at the time of foreclosure by internal analysis or external appraisers, using discounted cash flow analyses and other accepted techniques. Thereafter, an allowance for losses on real estate held for sale is established if the carrying value of the property exceeds its current fair value less estimated costs to sell. There was no such allowance at December 31, 2000 and 1999.

   Policy loans are carried at the amount of the unpaid balances that are not in excess of the net cash surrender values of the related insurance policies. The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

   Short-term securities, consisting primarily of money market instruments and other debt issues purchased with a maturity of less than one year, are carried at amortized cost, which approximates market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Trading securities and related liabilities are normally held for periods less than six months. These investments are marked to market with the change recognized in net investment income during the current period.

   Other invested assets include partnership investments and real estate joint ventures accounted for on the equity method of accounting. Undistributed income is reported in net investment income. Also included in other invested assets is an investment in Citigroup Preferred Stock. See Note 14.

   Accrual of income is suspended on fixed maturities or mortgage loans that are in default, or on which it is likely that future payments will not be made as scheduled. Interest income on investments in default is recognized only as payment is received.

   DERIVATIVE FINANCIAL INSTRUMENTS

   The Company uses derivative financial instruments, including financial futures contracts, options, forward contracts, interest rate swaps, currency swaps and equity swaps, as a means of hedging exposure to interest rate, equity price and foreign currency risk. Hedge accounting is generally used to account for derivatives. To qualify for hedge accounting the changes in value of the derivative must be expected to substantially offset the changes in value of the hedged item. Hedges are monitored to ensure that there is a high correlation between the derivative instruments and the hedged investment. Derivatives that do not qualify for hedge accounting are marked to market with changes in market value reflected in the consolidated statement of income.

   Gains and losses arising from financial futures contracts are used to adjust the basis of hedged investments and are recognized in net investment income over the life of the investment.

   Payments to be received or made under interest rate swaps are accrued and recognized in net investment income. Swaps hedging investments are carried at fair value with unrealized gains and losses, net of taxes, charged or credited directly to shareholder's equity. Interest rate, currency options and currency swaps hedging liabilities are off-balance sheet.

   Gains and losses arising from equity index options are marked to market with changes in market value reflected in realized investment gains (losses).

   Forward contracts, interest rate options and equity swaps were not significant at December 31, 2000 and 1999. Information concerning derivative financial instruments is included in Note 12.

   INVESTMENT GAINS AND LOSSES

   Realized investment gains and losses are included as a component of pre-tax revenues based upon specific identification of the investments sold on the trade date. Also included are gains and losses arising from the remeasurement of the local currency value of foreign investments to U.S. dollars, the functional currency of the Company. The foreign exchange effects of Canadian operations are included in unrealized gains and losses.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   DEFERRED ACQUISITION COSTS

   Costs of acquiring individual life insurance and annuities, principally commissions and certain expenses related to policy issuance, underwriting and marketing, all of which vary with and are primarily related to the production of new business, are deferred. Acquisition costs relating to traditional life insurance, including term insurance, are amortized in relation to anticipated premiums; universal life in relation to estimated gross profits; and annuity contracts employing a level yield method. For life insurance, a 15 to 20-year amortization period is used; for long-term care insurance, a 10 to 20-year period is used, and a seven to 20-year period is employed for annuities. Deferred acquisition costs are reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income.

   VALUE OF INSURANCE IN FORCE

   The value of insurance in force is an asset that was recorded at the time of acquisition of the Company by Citigroup's predecessor. It represents the actuarially determined present value of anticipated profits to be realized from life insurance, annuities and health contracts at the date of acquisition using the same assumptions that were used for computing related liabilities where appropriate. The value of insurance in force was the actuarially determined present value of the projected future profits discounted at interest rates ranging from 14% to 18%. Traditional life insurance and guaranteed renewable health policies are amortized in relation to anticipated premiums; universal life is amortized in relation to estimated gross profits; and annuity contracts are amortized employing a level yield method. The value of insurance in force, which is included in other assets, is reviewed periodically for recoverability to determine if any adjustment is required. Adjustments, if any, are charged to income. The carrying value at December 31, 2000 and 1999 was $170 million and $215 million, respectively.

   SEPARATE AND VARIABLE ACCOUNTS

   Separate and variable accounts primarily represent funds for which investment income and investment gains and losses accrue directly to, and investment risk is borne by, the contractholders. Each account has specific investment objectives. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company. The assets of these accounts are carried at market value. Certain other separate accounts provide guaranteed levels of return or benefits and the assets of these accounts are primarily carried at market value. Amounts assessed to the contractholders for management services are included in revenues. Deposits, net investment income and realized investment gains and losses for these accounts are excluded from revenues, and related liability increases are excluded from benefits and expenses.

   GOODWILL

   Goodwill, which is included in other assets, represents the cost of acquired businesses in excess of net assets and is being amortized on a straight-line basis principally over a 40-year period. The carrying amount of $294 million and $404 million at December 31, 2000 and 1999, respectively, is regularly reviewed for indication of impairment in value that in the view of management would be other than temporary. If it is determined that goodwill is unlikely to be recovered, impairment is recognized on a discounted cash flow basis.

   CONTRACTHOLDER FUNDS

   Contractholder funds represent receipts from the issuance of universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts. Contractholder fund balances are increased by

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   such receipts and credited interest and reduced by withdrawals, mortality charges and administrative expenses charged to the contractholders. Interest rates credited to contractholder funds range from 3.5% to 10.0%.

   FUTURE POLICY BENEFITS

   Future policy benefits represent liabilities for future insurance policy benefits. Benefit reserves for life insurance and annuities have been computed based upon mortality, morbidity, persistency and interest assumptions applicable to these coverages, which range from 2.5% to 8.1%, including adverse deviation. These assumptions consider Company experience and industry standards. The assumptions vary by plan, age at issue, year of issue and duration. Appropriate recognition has been given to experience rating and reinsurance.

   OTHER LIABILITIES

   Included in Other Liabilities is the Company's estimate of its liability for guaranty fund and other insurance-related assessments. State guaranty fund assessments are based upon the Company's share of premium written or received in one or more years prior to an insolvency occurring in the industry. Once an insolvency has occurred, the Company recognizes a liability for such assessments if it is probable that an assessment will be imposed and the amount of the assessment can be reasonably estimated. At December 31, 2000 and 1999, the Company had a liability of $22.5 million and $21.9 million, respectively, for guaranty fund assessments and a related premium tax offset recoverable of $3.4 million and $4.7 million, respectively. The assessments are expected to be paid over a period of three to five years and the premium tax offsets are expected to be realized over a period of 10 to 15 years.

   PERMITTED STATUTORY ACCOUNTING PRACTICES

   The Company's insurance subsidiaries, domiciled principally in Connecticut and Massachusetts, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the insurance departments of the states of domicile. Prescribed statutory accounting practices include certain publications of the National Association of Insurance Commissioners
   (NAIC) as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The impact of presently permitted accounting practices on statutory surplus of the Company is not material.

   The NAIC recently completed a process intended to codify statutory accounting practices for certain insurance enterprises. As a result of this process, the NAIC will issue a revised statutory Accounting Practices and Procedures Manual - version effective January 1, 2001 (the revised Manual) that will be effective for years beginning January 1, 2001. The State of Connecticut will require that, effective January 1, 2001, insurance companies domiciled in Connecticut prepare their statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by the Connecticut insurance commissioner. Massachusetts and other states have addressed compliance with the revised Manual in a similar manner. The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   PREMIUMS

   Premiums are recognized as revenues when due. Reserves are established for the portion of premiums that will be earned in future periods and for deferred profits on limited-payment policies that are being recognized in income over the policy term.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   OTHER REVENUES

   Other revenues include management fees for variable annuity separate accounts; surrender, mortality and administrative charges and fees earned on investment, universal life and other insurance contracts; and revenues of non-insurance subsidiaries.

   CURRENT AND FUTURE INSURANCE BENEFITS

   Current and future insurance benefits represent charges for mortality and morbidity related to fixed annuities, universal life, term life and health insurance benefits.

   INTEREST CREDITED TO CONTRACTHOLDERS

   Interest credited to contractholders represents amounts earned by universal life, corporate owned life insurance, pension investment and certain deferred annuity contracts in accordance with contract provisions.

   FEDERAL INCOME TAXES

   The provision for federal income taxes is comprised of two components, current income taxes and deferred income taxes. Deferred federal income taxes arise from changes during the year in cumulative temporary differences between the tax basis and book basis of assets and liabilities.

   STOCK-BASED COMPENSATION

   The Company accounts for the stock-based compensation plans using the accounting method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25) and has included in the notes to consolidated financial statements the pro forma disclosures required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). See note 14. The Company accounts for its stock-based non-employee compensation plans at fair value.

   FUTURE APPLICATION OF ACCOUNTING STANDARDS

   In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS
   133). In June 1999, the FASB issued Statement of Financial Standards No. 137, "Deferral of the Effective Date of FASB Statement No. 133" (FAS 137), which allows entities that have not yet adopted FAS 133 to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. In June 2000, the FASB issued Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB Statement No. 133," which amends the accounting and reporting standards of FAS 133. FAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a recognized asset or liability or of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



   changes in the fair value of a derivative (that is, gains and losses) depends on the intended use of the derivative and the resulting designation. Upon initial application of FAS 133, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. The Company adopted the deferral provisions of FAS 137, effective January 1, 2000. The Company will adopt FAS 133, as amended, as of January 1, 2001.

   The Company has determined that the cumulative effect of FAS 133, as amended, will not be significant. The Company does, however, anticipate a significant and continuing increase in the complexity of the accounting and the recordkeeping requirements for hedging activities and for insurance-related contracts and may make changes to its risk management strategies. The Company does not expect that FAS 133, as amended, will have a significant impact on its results of operations, financial condition or liquidity in future periods.


2. BUSINESS DISPOSITION

   Effective July 1, 2000, the Company sold 90% of its individual long-term care insurance business to General Electric Capital Assurance Company and its subsidiary in the form of indemnity reinsurance arrangements. The proceeds were $410 million, resulting in a deferred gain of approximately $150 million after-tax. The deferred gain will be amortized in relation to anticipated premiums. Earned premiums were $138 million, $230 million and $200 million in 2000, 1999 and 1998, respectively.

3. OPERATING SEGMENTS

   The Company has two reportable business segments that are separately managed due to differences in products, services, marketing strategy and resource management. The business of each segment is maintained and reported through separate legal entities within the Company. The management groups of each segment report separately to the common ultimate parent, Citigroup Inc.

   The TRAVELERS LIFE & ANNUITY business segment consolidates primarily the business of TIC and TLAC. Travelers Life & Annuity core offerings include individual annuity, group annuity, individual life and corporate owned life insurance (COLI) insurance products distributed by TIC and TLAC under the Travelers name. Among the range of individual products offered are fixed and variable deferred annuities, payout annuities and term, universal and variable life insurance. The COLI product is a variable universal life product distributed through independent specialty brokers. The group products include institutional pensions, including guaranteed investment contracts, payout annuities, group annuities to employer-sponsored retirement and savings plans and structured finance transactions.

   The PRIMERICA LIFE INSURANCE business segment consolidates primarily the business of Primerica Life, Primerica Life Insurance Company of Canada, CitiLife and NBL. The Primerica Life Insurance business segment offers individual life products, primarily term insurance, to customers through a nationwide sales force of approximately 87,000 full and part-time licensed Personal Financial Analysts.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 1), except that management also includes receipts on long-duration contracts (universal life-type and investment contracts) as deposits along with premiums in measuring business volume. The amount of investments in equity method investees and total expenditures for additions to long-lived assets other than financial instruments, long-term customer relationships of a financial institution, mortgage and other servicing rights, and deferred tax assets, were not material.

   BUSINESS SEGMENT INFORMATION:

   ----------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE      PRIMERICA LIFE
    2000 ($ in millions)                                      & ANNUITY            INSURANCE           TOTAL
   ----------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   860              $1,106          $ 1,966
       Deposits                                                 11,536                  --           11,536
                                                               -------              ------          -------
    Total business volume                                      $12,396              $1,106          $13,502
    Net investment income                                        2,450                 280            2,730
    Interest credited to contractholders                         1,038                  --            1,038
    Amortization of deferred acquisition costs                     166                 181              347
    Total expenditures for deferred acquisition costs              376                 272              648
    Federal income taxes on Operating Income                       381                 197              578
    Operating Income (excludes realized gains or
        losses and the related FIT)                            $   777              $  376          $ 1,153
    Segment Assets                                             $62,771              $7,522          $70,293
   ----------------------------------------------------------------------------------------------------------


    ---------------------------------------------------------------------------------------------------------
                                                            TRAVELERS LIFE     PRIMERICA LIFE
    1999 ($ in millions)                                      & ANNUITY          INSURANCE            TOTAL
    ---------------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   656             $1,072             $ 1,728
       Deposits                                                 10,639                 --              10,639
                                                               -------             ------             -------
    Total business volume                                      $11,295             $1,072             $12,367
    Net investment income                                        2,249                257               2,506
    Interest credited to contractholders                           937                 --                 937
    Amortization of deferred acquisition costs                     127                188                 315
    Total expenditures for deferred acquisition costs              430                256                 686
    Federal income taxes on Operating Income                       319                186                 505
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   619             $  355             $   974
    Segment Assets                                             $56,615             $6,916             $63,531
    ---------------------------------------------------------------------------------------------------------

                    THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   -----------------------------------------------------------------------------------------------------
                                                           TRAVELERS LIFE  PRIMERICA LIFE
   1998 ($ in millions)                                       & ANNUITY       INSURANCE          TOTAL
   -----------------------------------------------------------------------------------------------------
    Business Volume:
       Premiums                                                $   670          $1,057          $ 1,727
       Deposits                                                  7,437              --            7,437
                                                               -------          ------          -------
    Total business volume                                      $ 8,107          $1,057          $ 9,164
    Net investment income                                        1,965             220            2,185
    Interest credited to contractholders                           876              --              876
    Amortization of deferred acquisition costs                      88             187              275
    Total expenditures for deferred acquisition costs              319             247              566
    Federal income taxes on Operating Income                       260             170              430
    Operating Income (excludes realized gains or
       losses and the related FIT)                             $   493          $  312          $   805
    Segment Assets                                             $49,646          $6,902          $56,548
   -----------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


    -------------------------------------------------------------------------------------------
    BUSINESS SEGMENT RECONCILIATION:
    ($ in millions)
    -------------------------------------------------------------------------------------------

    REVENUES                                            2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total business volume                             $ 13,502        $ 12,367        $  9,164
    Net investment income                                2,730           2,506           2,185
    Realized investment gains (losses)                     (77)            113             149
    Other revenues, including fee income                   635             521             440
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total revenues                                $  5,254        $  4,868        $  4,501
    ===========================================================================================

    OPERATING INCOME                                    2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total operating income of business segments       $  1,153        $    974        $    805
    Realized investment gains (losses), net of tax         (50)             73              97
    -------------------------------------------------------------------------------------------
        Income from continuing operations             $  1,103        $  1,047        $    902
    ===========================================================================================

    ASSETS                                              2000            1999             1998
    -------------------------------------------------------------------------------------------
    Total assets of business segments                 $ 70,293        $ 63,531        $ 56,548
    ===========================================================================================

    BUSINESS VOLUME AND REVENUES                          2000            1999            1998
    -------------------------------------------------------------------------------------------
    Individual Annuities                              $  7,101        $  5,816        $  4,326
    Group Annuities                                      6,563           6,572           4,942
    Individual Life and Health Insurance                 2,445           2,424           2,257
    Other (a)                                              681             695             413
    Elimination of deposits                            (11,536)        (10,639)         (7,437)
    -------------------------------------------------------------------------------------------
        Total Revenue                                 $  5,254        $  4,868        $  4,501
    ===========================================================================================

   (a) Other represents revenue attributable to unallocated capital and run-off businesses.


   The Company's revenue was derived almost entirely from U.S. domestic business. Revenue attributable to foreign countries was insignificant.

   The Company had no transactions with a single customer representing 10% or more of its revenue.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


4. INVESTMENTS

   FIXED MATURITIES

   The amortized cost and fair value of investments in fixed maturities were as follows:

      -----------------------------------------------------------------------------------------------------------
                                                                          GROSS          GROSS
      DECEMBER 31, 2000                                  AMORTIZED      UNREALIZED     UNREALIZED        FAIR
      ($ in millions)                                       COST           GAINS         LOSSES         VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                 $ 5,492          $169          $ 34          $ 5,627
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                           1,141            71             5            1,207
         Obligations of states, municipalities
         and political subdivisions                           168            14             1              181
         Debt securities issued by foreign
         governments                                          761            18            14              765
         All other corporate bonds                         14,575           269           253           14,591
         Other debt securities                              4,217            87            59            4,245
         Redeemable preferred stock                           201            14            19              196
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                      $26,555          $642          $385          $26,812
      -----------------------------------------------------------------------------------------------------------

                                                                             GROSS        GROSS
      DECEMBER 31, 1999                                    AMORTIZED      UNREALIZED    UNREALIZED        FAIR
      ($ in millions)                                        COST            GAINS        LOSSES          VALUE
      -----------------------------------------------------------------------------------------------------------
      AVAILABLE FOR SALE:
         Mortgage-backed securities -
         CMOs and pass-through securities                   $ 5,081          $ 22          $224          $ 4,879
         U.S. Treasury securities and obligations
         of U.S. Government and government
         agencies and authorities                             1,032            14            53              993
         Obligations of states, municipalities and
         political subdivisions                                 214            --            31              183
         Debt securities issued by foreign
         governments                                            811            35            10              836
         All other corporate bonds                           13,938            69           384           13,623
         Other debt securities                                3,319            30            99            3,250
         Redeemable preferred stock                             105             4             7              102
      -----------------------------------------------------------------------------------------------------------
            Total Available For Sale                        $24,500          $174          $808          $23,866
      -----------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Proceeds from sales of fixed maturities classified as available for sale were $10.8 billion, $12.6 billion and $13.4 billion in 2000, 1999 and 1998, respectively. Gross gains of $213 million, $200 million and $314 million and gross losses of $432 million, $223 million and $203 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   Fair values of investments in fixed maturities are based on quoted market prices or dealer quotes or, if these are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. The fair value of investments for which a quoted market price or dealer quote are not available amounted to $4.8 billion at December 31, 2000 and 1999.

   The amortized cost and fair value of fixed maturities at December 31, 2000, by contractual maturity, are shown below. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

      --------------------------------------------------------------------------
                                                    AMORTIZED
      ($ in millions)                                  COST          FAIR VALUE
      --------------------------------------------------------------------------
      MATURITY:
         Due in one year or less                     $ 1,556          $ 1,545
         Due after 1 year through 5 years              7,789            7,839
         Due after 5 years through 10 years            5,606            5,640
         Due after 10 years                            6,112            6,161
                                                     ------------------------
                                                      21,063           21,185
                                                     ------------------------
         Mortgage-backed securities                    5,492            5,627
      --------------------------------------------------------------------------
            Total Maturity                           $26,555          $26,812
      --------------------------------------------------------------------------


   The Company makes investments in collateralized mortgage obligations (CMOs). CMOs typically have high credit quality, offer good liquidity, and provide a significant advantage in yield and total return compared to U.S. Treasury securities. The Company's investment strategy is to purchase CMO tranches which are protected against prepayment risk, including planned amortization class (PAC) tranches. Prepayment protected tranches are preferred because they provide stable cash flows in a variety of interest rate scenarios. The Company does invest in other types of CMO tranches if a careful assessment indicates a favorable risk/return tradeoff. The Company does not purchase residual interests in CMOs.

   At December 31, 2000 and 1999, the Company held CMOs classified as available for sale with a fair value of $4.4 billion and $3.8 billion, respectively. Approximately 49% and 52%, respectively, of the Company's CMO holdings are fully collateralized by GNMA, FNMA or FHLMC securities at December 31, 2000 and 1999. In addition, the Company held $1.1 billion of GNMA, FNMA or FHLMC mortgage-backed pass-through securities at December 31, 2000 and 1999. Virtually all of these securities are rated AAA.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The Company engages in securities lending whereby certain securities from its portfolio are loaned to other institutions for short periods of time. The Company generally receives cash collateral from the borrower, equal to at least the market value of the loaned securities plus accrued interest, and reinvests it in a short-term investment pool. See Note 14. The loaned securities remain a recorded asset of the Company, however, the Company records a liability for the amount of the collateral held, representing its obligation to return the collateral related to these loaned securities, and reports that liability as part of other liabilities in the consolidated balance sheet. At December 31, 2000 and 1999, the Company held collateral of $1.5 billion and $561.1 million, respectively.

   EQUITY SECURITIES

   The cost and fair values of investments in equity securities were as follows:

      ------------------------------------------------------------------------------------------
                                                              GROSS          GROSS
      EQUITY SECURITIES:                                    UNREALIZED     UNREALIZED     FAIR
      ($ in millions)                             COST         GAINS         LOSSES       VALUE
      ------------------------------------------------------------------------------------------
      DECEMBER 31, 2000
         Common stocks                            $139          $ 11          $25          $125
         Non-redeemable preferred stocks           492             7           32           467
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $631          $ 18          $57          $592
      ------------------------------------------------------------------------------------------

      DECEMBER 31, 1999
         Common stocks                            $195          $123          $ 4          $314
         Non-redeemable preferred stocks           496            15           41           470
      ------------------------------------------------------------------------------------------
            Total Equity Securities               $691          $138          $45          $784
      ------------------------------------------------------------------------------------------

   Proceeds from sales of equity securities were $397 million, $100 million and $212 million in 2000, 1999 and 1998, respectively. Gross gains of $107 million, $15 million and $30 million and gross losses of $16 million, $8 million and $24 million in 2000, 1999 and 1998, respectively, were realized on those sales.

   MORTGAGE LOANS AND REAL ESTATE HELD FOR SALE

   At December 31, 2000 and 1999, the Company's mortgage loan and real estate held for sale portfolios consisted of the following:

      --------------------------------------------------------------------------------------
      ($ in millions)                                                 2000            1999
      --------------------------------------------------------------------------------------
      Current Mortgage Loans                                         $2,144          $2,228
      Underperforming Mortgage Loans                                     43              57
                                                                     ----------------------
         Total Mortgage Loans                                         2,187           2,285
                                                                     ----------------------

      Real Estate Held For Sale - Foreclosed                             18             223
      Real Estate Held For Sale - Investment                             13              13
      --------------------------------------------------------------------------------------
         Total Real Estate                                               31             236
      --------------------------------------------------------------------------------------
         Total Mortgage Loans and Real Estate Held for Sale          $2,218          $2,521
      ======================================================================================

   Underperforming mortgage loans include delinquent mortgage loans over 90 days past due, loans in the process of foreclosure and loans modified at interest rates below market.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)
   Aggregate annual maturities on mortgage loans at December 31, 2000 are as follows:

      ---------------------------------------------
      YEAR ENDING DECEMBER 31,
      ($ in millions)
      ---------------------------------------------
      Past Maturity                         $   32
      2001                                     259
      2002                                     152
      2003                                     172
      2004                                     167
      2005                                     124
      Thereafter                             1,281
      ---------------------------------------------
         Total                              $2,187
      ---------------------------------------------

   TRADING SECURITIES

   Trading securities of the Company are held in Tribeca Investments LLC. See
   Note 12.

      -------------------------------------------------------------------------
      ($ in millions)                                     2000           1999
      -------------------------------------------------------------------------
      TRADING SECURITIES OWNED

      Convertible bond arbitrage                         $1,474          $1,045
      Merger arbitrage                                      309             421
      Other                                                  87             212
      -------------------------------------------------------------------------
         Total                                           $1,870          $1,678
      -------------------------------------------------------------------------

      TRADING SECURITIES SOLD NOT YET PURCHASED

      Convertible bond arbitrage                         $  845          $  799
      Merger arbitrage                                      205             299
      Other                                                  59              --
      -------------------------------------------------------------------------
         Total                                           $1,109          $1,098
      -------------------------------------------------------------------------

   The Company's trading portfolio investments and related liabilities are normally held for periods less than six months. Therefore, expected future cash flows for these assets and liabilities are expected to be realized in less than one year.

   OTHER INVESTED ASSETS
   Other invested assets are composed of the following:

      ------------------------------------------------------------------------
      ($ in millions)                                    2000           1999
      ------------------------------------------------------------------------
      Investment in Citigroup preferred stock          $  987          $  987
      Partnership investments                             807             592
      Real estate joint ventures                          535             502
      Other                                                27              17
      ------------------------------------------------------------------------
      Total                                            $2,356          $2,098
      ------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   CONCENTRATIONS

   At December 31, 2000 and 1999, the Company had an investment in Citigroup Preferred Stock of $987 million. See Note 14.

   The Company maintains a short-term investment pool for its insurance affiliates in which the Company also participates. See Note 14.

   The Company had concentrations of investments, primarily fixed maturities at fair value, in the following industries:

      --------------------------------------------------
      ($ in millions)                  2000      1999
      --------------------------------------------------
      Electric Utilities              $2,244    $1,653
      Banking                          2,078     1,906
      Finance                          1,836     1,571
      --------------------------------------------------

   The Company held investments in foreign banks in the amount of $1,082 million and $1,012 million at December 31, 2000 and 1999, respectively, which are included in the table above. Below investment grade assets included in the preceding table were not significant.

   Included in fixed maturities are below investment grade assets totaling $2.0 billion and $2.2 billion at December 31, 2000 and 1999, respectively. The Company defines its below investment grade assets as those securities rated "Ba1" or below by external rating agencies, or the equivalent by internal analysts when a public rating does not exist. Such assets include publicly traded below investment grade bonds and certain other privately issued bonds and notes that are classified as below investment grade.

   Mortgage loan investments are relatively evenly dispersed throughout the United States, with no significant holdings in any one state. Also, there is no significant mortgage loan investment in a particular property type.

   The Company monitors creditworthiness of counterparties to all financial instruments by using controls that include credit approvals, limits and other monitoring procedures. Collateral for fixed maturities often includes pledges of assets, including stock and other assets, guarantees and letters of credit. The Company's underwriting standards with respect to new mortgage loans generally require loan to value ratios of 75% or less at the time of mortgage origination.

   NON-INCOME PRODUCING INVESTMENTS

   Investments included in the consolidated balance sheets that were non-income producing for the preceding 12 months were insignificant.

   RESTRUCTURED INVESTMENTS

   The Company had mortgage loans and debt securities that were restructured at below market terms at December 31, 2000 and 1999. The balances of the restructured investments were insignificant. The new terms typically defer a portion of contract interest payments to varying future periods. The accrual of interest is suspended on all restructured assets, and interest income is reported only as payment is received. Gross interest income on restructured assets that would have been recorded in accordance with the original terms of such loans was insignificant in 2000 and in 1999. Interest on these assets, included in net investment income, was also insignificant in 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

   NET INVESTMENT INCOME

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      GROSS INVESTMENT INCOME
         Fixed maturities                      $2,061    $1,806     $1,598
         Mortgage loans                           223       235        295
         Trading                                  208       141         43
         Joint ventures and partnerships          150       141         74
         Other, including policy loans            237       287        240
      ---------------------------------------------------------------------
      Total Gross Investment Income             2,879     2,610      2,250
      ---------------------------------------------------------------------
      Investment expenses                         149       104         65
      ---------------------------------------------------------------------
      Net Investment Income                    $2,730    $2,506     $2,185
      ---------------------------------------------------------------------

   REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES)

   Net realized investment gains (losses) for the periods were as follows:

      ---------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000      1999       1998
      ($ in millions)
      ---------------------------------------------------------------------
      REALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                      $(219)       $(23)     $111
         Equity securities                        91           7         6
         Mortgage loans                           27          29        21
         Real estate held for sale                25         108        16
         Other                                    (1)         (8)       (5)
      ---------------------------------------------------------------------
                Total Realized Investment
                  Gains (Losses)               $ (77)       $113      $149
      ---------------------------------------------------------------------

   Changes in net unrealized investment gains (losses) that are reported as accumulated other changes in equity from non-owner sources or unrealized gains on Citigroup stock in shareholder's equity were as follows:

      ---------------------------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,                             2000             1999             1998
      ($ in millions)
      ---------------------------------------------------------------------------------------------------
      UNREALIZED INVESTMENT GAINS (LOSSES)
         Fixed maturities                                        $ 891           $(1,554)          $    91
         Equity securities                                        (132)               49                13
         Other                                                      14               (30)             (169)
      ---------------------------------------------------------------------------------------------------
            Total Unrealized Investment Gains (Losses)             773            (1,535)              (65)
      ---------------------------------------------------------------------------------------------------

         Related taxes                                             271              (539)              (20)
      ---------------------------------------------------------------------------------------------------
         Change in unrealized investment gains (losses)            502              (996)              (45)
         Transferred to paid in capital, net of tax                 --                --              (585)
         Balance beginning of year                                (398)              598             1,228
      ---------------------------------------------------------------------------------------------------
            Balance End of Year                                  $ 104           $  (398)          $   598
      ---------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   In 1998 Citigroup common stock owned by the Company was converted to Citigroup preferred stock. The balance of unrealized appreciation on the common stock was transferred to additional paid in capital.

   Included in Other in 1998 is the unrealized loss on Citigroup common stock of $167 million prior to the conversion to preferred stock.


5. REINSURANCE

   The Company participates in reinsurance in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. Reinsurance is accomplished through various plans of reinsurance, primarily yearly renewable term coinsurance and modified coinsurance. The Company remains primarily liable as the direct insurer on all risks reinsured.

   Since 1997 universal life business has been reinsured under an 80%/20% quota share reinsurance program and term life business has been reinsured under a 90%/10% quota share reinsurance program. Maximum retention of $2.5 million is generally reached on policies in excess of $12.5 million. For other plans of insurance, it is the policy of the Company to obtain reinsurance for amounts above certain retention limits on individual life policies, which limits vary with age and underwriting classification. Generally, the maximum retention on an ordinary life risk is $2.5 million. Total in-force business ceded under reinsurance contracts is $252.5 billion and $222.5 billion at December 31, 2000 and 1999.

   The Company writes workers' compensation business through its Accident Department. This business is ceded 100% to an affiliate, The Travelers Indemnity Company.

   A summary of reinsurance financial data reflected within the consolidated statements of income and balance sheets is presented below ($ in millions):

      WRITTEN PREMIUMS                          2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,634    $2,274     $2,310
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (195)     (206)      (242)
         Non-affiliated companies               (465)     (322)      (317)
     ----------------------------------------------------------------------
      Total Net Written Premiums               $1,974    $1,746     $1,751
     ======================================================================

      EARNED PREMIUMS                           2000      1999       1998
     ----------------------------------------------------------------------
      Direct                                   $2,644    $2,248     $2,286
      Assumed from:
         Non-affiliated companies                  --        --         --
      Ceded to:
         Affiliated companies                   (216)     (193)      (251)
         Non-affiliated companies               (462)     (327)      (308)
     ----------------------------------------------------------------------
      Total Net Earned Premiums                $1,966    $1,728     $1,727
     ======================================================================

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   Reinsurance recoverables at December 31, 2000 and 1999 include amounts recoverable on unpaid and paid losses and were as follows ($ in millions):

      REINSURANCE RECOVERABLES                  2000      1999
     -----------------------------------------------------------
      Life and Accident and Health Business:
         Non-affiliated companies              $2,024    $1,221
      Property-Casualty Business:
         Affiliated companies                   1,953     2,013
     -----------------------------------------------------------
      Total Reinsurance Recoverables           $3,977    $3,234
     ===========================================================

   Reinsurance recoverables include $820 million from General Electric Capital Assurance Company at December 31, 2000, related to the July 1, 2000 indemnity reinsurance transaction. Reinsurance recoverables also include $539 million and $569 million, from The Metropolitan Life Insurance Company as of December 31, 2000 and 1999, respectively.

6. DEPOSIT FUNDS AND RESERVES

   At December 31, 2000 and 1999, the Company had $29.7 billion and $27.0 billion of life and annuity deposit funds and reserves, respectively. Of that total, $16.4 billion and $13.8 billion is not subject to discretionary withdrawal based on contract terms. The remaining $13.3 billion and $13.2 billion is for life and annuity products that are subject to discretionary withdrawal by the contractholder. Included in the amounts that are subject to discretionary withdrawal is $2.9 billion and $2.1 billion of liabilities that are surrenderable with market value adjustments. Also included are an additional $4.9 billion and $4.9 billion of life insurance and individual annuity liabilities which are subject to discretionary withdrawals, and have an average surrender charge of 4.5% and 4.6%. In the payout phase, these funds are credited at significantly reduced interest rates. The remaining $5.5 billion and $6.2 billion of liabilities are surrenderable without charge. More than 10.5% and 12.7% of these relate to individual life products for 2000 and 1999, respectively. These risks would have to be underwritten again if transferred to another carrier, which is considered a significant deterrent against withdrawal by long-term policyholders. Insurance liabilities that are surrendered or withdrawn are reduced by outstanding policy loans and related accrued interest prior to payout.


7. COMMERCIAL PAPER AND LINES OF CREDIT

   TIC has issued commercial paper directly to investors in prior years. No commercial paper was outstanding at December 31, 2000 or December 31, 1999. TIC must maintain bank lines of credit at least equal to the amount of the outstanding commercial paper. Citigroup and TIC have an agreement with a syndicate of banks to provide $1.0 billion of revolving credit, to be allocated to Citigroup or TIC. TIC's participation in this agreement is limited to $250 million. The agreement consists of a five-year revolving credit facility that expires in June 2001. At December 31, 2000 and 1999, no credit under this agreement was allocated to TIC. Under this facility TIC is required to maintain certain minimum equity and risk-based capital levels. At December 31, 2000, the Company was in compliance with these provisions. If TIC had borrowings outstanding on this facility, the interest rate would be based upon LIBOR plus a contractually negotiated margin.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


8. FEDERAL INCOME TAXES

      EFFECTIVE TAX RATE

      ($ in millions)
      ----------------------------------------------------------------------------------
      FOR THE YEAR ENDED DECEMBER 31,             2000            1999            1998
      ----------------------------------------------------------------------------------
      Income Before Federal Income Taxes        $ 1,654         $ 1,592         $ 1,383
      Statutory Tax Rate                             35%             35%             35%
      ----------------------------------------------------------------------------------
      Expected Federal Income Taxes                 579             557             484
      Tax Effect of:
         Non-taxable investment income              (19)            (19)             (5)
         Other, net                                  (9)              7               2
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================
      Effective Tax Rate                             33%             34%             35%
      ----------------------------------------------------------------------------------

      COMPOSITION OF FEDERAL INCOME TAXES
      Current:
         United States                          $   429         $   377         $   418
         Foreign                                     33              32              24
      ----------------------------------------------------------------------------------
         Total                                      462             409             442
      ----------------------------------------------------------------------------------
      Deferred:
         United States                               96             143              40
         Foreign                                     (7)             (7)             (1)
      ----------------------------------------------------------------------------------
         Total                                       89             136              39
      ----------------------------------------------------------------------------------
      Federal Income Taxes                      $   551         $   545         $   481
      ==================================================================================

   Additional tax benefits attributable to employee stock plans allocated directly to shareholder's equity for the years ended December 31, 2000, 1999 and 1998 were $24 million, $17 million and $17 million, respectively.

                  THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


   The net deferred tax liabilities at December 31, 2000 and 1999 were comprised of the tax effects of temporary differences related to the following assets and liabilities:

      ------------------------------------------------------------------------------------------
      ($ in millions)                                                       2000          1999
      ------------------------------------------------------------------------------------------
      Deferred Tax Assets:
         Benefit, reinsurance and other reserves                          $   667        $ 645
         Operating lease reserves                                              66           70
         Investments, net                                                      --           11
         Other employee benefits                                              102          106
         Other                                                                139          142
      ------------------------------------------------------------------------------------------
            Total                                                             974          974
      ------------------------------------------------------------------------------------------

      Deferred Tax Liabilities:
         Deferred acquisition costs and value of insurance in force          (843)        (773)
         Investments, net                                                    (308)          --
         Other                                                               (107)        (124)
      ------------------------------------------------------------------------------------------
            Total                                                          (1,258)        (897)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax (Liability) Asset Before Valuation Allowance          (284)          77
      Valuation Allowance for Deferred Tax Assets                               0         (100)
      ------------------------------------------------------------------------------------------
      Net Deferred Tax Liability After Valuation Allowance                $  (284)       $ (23)
      ------------------------------------------------------------------------------------------

   The Company and its life insurance subsidiaries file a consolidated federal income tax return. Federal income taxes are allocated to each member of the consolidated group on a separate return basis adjusted for credits and other amounts required by the consolidation process. Any resulting liability will be paid currently to the Company. Any credits for losses will be paid by the Company to the extent that such credits are for tax benefits that have been utilized in the consolidated federal income tax return.

   The elimination of the valuation allowance for deferred tax assets in 2000 resulted from an analysis of the availability of capital gains to offset capital losses. In management's opinion, there will be adequate capital gains to make realization of existing capital losses more likely than not. The reduction in the valuation allowance was recognized by reducing goodwill.

   At December 31, 2000, the Company had no ordinary or capital loss carryforwards.

   The policyholders surplus account, which arose under prior tax law, is generally that portion of the gain from operations that has not been subjected to tax, plus certain deductions. The balance of this account is approximately $932 million. Income taxes are not provided for on this amount because under current U.S. tax rules such taxes will become payable only to the extent such amounts are distributed as a dividend or exceed limits prescribed by federal law. Distributions are not currently contemplated from this account. At current rates the maximum amount of such tax would be approximately $326 million.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


9. SHAREHOLDER'S EQUITY

   Shareholder's Equity and Dividend Availability

   The Company's statutory net income, which includes the statutory net income of all insurance subsidiaries, was $981 million, $890 million and $702 million for the years ended December 31, 2000, 1999 and 1998, respectively.

   The Company's statutory capital and surplus was $5.16 billion and $5.03 billion at December 31, 2000 and 1999, respectively.

   Effective January 1, 2001, the Company will prepare its statutory basis financial statements in accordance with the revised Manual subject to any deviations prescribed or permitted by its domicilary insurance commissioners (see Note 1, Summary of Significant Accounting Policies, Permitted Statutory Accounting Practices). The Company has estimated that the impact of this change on statutory capital and surplus will not be significant.

   The Company is currently subject to various regulatory restrictions that limit the maximum amount of dividends available to be paid to its parent without prior approval of insurance regulatory authorities. A maximum of $984 million is available by the end of the year 2001 for such dividends without prior approval of the Connecticut Insurance Department. In addition, under a revolving credit facility, the Company is required to maintain certain minimum equity and risk-based capital levels. The Company was in compliance with these covenants at December 31, 2000 and 1999. The Company paid dividends of $860 million, $550 million and $110 million in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)



9.   SHAREHOLDER'S EQUITY (CONTINUED)

Accumulated Other Changes in Equity from Non-Owner Sources, Net of Tax
--------------------------------------------------------------------------------

Changes in each component of Accumulated Other Changes in Equity from Non-Owner Sources were as follows:
--------------------------------------------------------------------------------

                                                              NET UNREALIZED       FOREIGN            ACCUMULATED OTHER
                                                              GAIN (LOSS) ON       CURRENCY           CHANGES IN EQUITY
                                                              INVESTMENT           TRANSLATION        FROM  NON-OWNER
($ in millions)                                               SECURITIES           ADJUSTMENTS        SOURCES
------------------------------------------------------------------------------------------------------------------------------------

BALANCE, JANUARY 1, 1998                                             $545                $(10)                  $535
Unrealized gains on investment securities,
     Net of tax of $85                                                159                   -                    159
Less: reclassification adjustment for gains
     Included in net income, net of tax of $52                         97                   -                     97
Foreign currency translation adjustment,
     Net of tax of $2                                                   -                   1                      1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                  62                   1                     63
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1998                                            607                  (9)                   598
Unrealized losses on investment securities,
     Net of tax of $497                                              (923)                  -                   (923)
Less: reclassification adjustment for gains
     Included in net income, net of tax of $40                         73                   -                     73
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                (996)                  -                    (996)
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1999                                           (389)                 (9)                   (398)
------------------------------------------------------------------------------------------------------------------------------------
Unrealized gain on investment securities,
     Net of tax of $297                                               551                   -                     551
Less: reclassification adjustment for losses
     Included in net income, net of tax of $(27)                      (50)                  -                     (50)
Foreign currency translation adjustment,
     Net of tax of $1                                                   -                   1                       1
------------------------------------------------------------------------------------------------------------------------------------
CURRENT PERIOD CHANGE                                                 501                   1                     502
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2000                                            112                  (8)                    104
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


10.  BENEFIT PLANS

     Pension and Other Postretirement Benefits
     -----------------------------------------

     The Company participates in a qualified, noncontributory defined benefit pension plan sponsored by Citigroup. In addition, the Company provides certain other postretirement benefits to retired employees through a plan sponsored by TIGI. The Company's share of net expense for the qualified pension and other postretirement benefit plans was not significant for 2000, 1999 and 1998.

     401(k) Savings Plan
     -------------------

     Substantially all of the Company's employees are eligible to participate in a 401(k) savings plan sponsored by Citigroup. The Company's expenses in connection with the 401(k) savings plan were not significant in 2000, 1999 and 1998.


11.  LEASES

     Most leasing functions for TIGI and its subsidiaries are administered by Travelers Property Casualty Corp. (TPC). Rent expense related to all leases is shared by the companies on a cost allocation method based generally on estimated usage by department. Net rent expense was $26 million, $30 million, and $24 million in 2000, 1999 and 1998, respectively.

--------------------------------------------------------------------------------
        YEAR ENDING DECEMBER 31,                              MINIMUM OPERATING
        ($ in millions)                                        RENTAL PAYMENTS
--------------------------------------------------------------------------------

        2001                                                       $49
        2002                                                        48
        2003                                                        47
        2004                                                        43
        2005                                                        41
        Thereafter                                                 283
--------------------------------------------------------------------------------
        Total Rental Payments                                     $511
--------------------------------------------------------------------------------


     Future sublease rental income of approximately $90 million will partially offset these commitments. Also, the Company will be reimbursed for 50% of the rental expense for a particular lease totaling $182 million, by an affiliate. Minimum future capital lease payments are not significant.

     The Company is reimbursed for use of furniture and equipment through cost sharing agreements by its affiliates.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


12.  DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

     Derivative Financial Instruments
     --------------------------------

     The Company uses derivative financial instruments, including financial futures, interest rate swaps, currency swaps, equity swaps, options and forward contracts as a means of hedging exposure to interest rate, equity price, and foreign currency risk on anticipated transactions or existing assets and liabilities. The Company, through Tribeca Investments LLC, a subsidiary that is a broker/dealer, holds and issues derivative instruments for trading purposes. All of these derivative financial instruments have off-balance sheet risk. Financial instruments with off-balance sheet risk involve, to varying degrees, elements of credit and market risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of these instruments reflect the extent of involvement the Company has in a particular class of financial instrument. However, the maximum loss of cash flow associated with these instruments can be less than these amounts. For interest rate swaps, currency swaps, equity swaps, options and forward contracts, credit risk is limited to the amount that it would cost the Company to replace the contracts. Financial futures contracts and purchased listed option contracts have little credit risk since organized exchanges are the counterparties. The Company as a writer of option contracts has no credit risk since the counterparty has no performance obligation after it has paid a cash premium.

     The Company monitors creditworthiness of counterparties to these financial instruments by using criteria of acceptable risk that are consistent with on-balance sheet financial instruments. The controls include credit approvals, limits and other monitoring procedures.

     The Company uses exchange-traded financial futures contracts to manage its exposure to changes in interest rates that arise from the sale of certain insurance and investment products, or the need to reinvest proceeds from the sale or maturity of investments. To hedge against adverse changes in interest rates, the Company enters long or short positions in financial futures contracts which offset asset price changes resulting from changes in market interest rates until an investment is purchased or a product is sold.

     Margin payments are required to enter a futures contract and contract gains or losses are settled daily in cash. The contract amount of futures contracts represents the extent of the Company's involvement, but not future cash requirements, as open positions are typically closed out prior to the delivery date of the contract.

     At December 31, 2000 and 1999, the Company held financial futures contracts with notional amounts of $493 million and $255 million, respectively. These financial futures had no deferred gain or deferred loss in 2000, and a deferred gain of $1.8 million and a deferred loss of $.5 million in 1999. Total gains of $6.9 million from financial futures were deferred at December 31, 1999, relating to anticipated investment purchases and investment product sales, and are reported as other liabilities. There were no deferred amounts at December 31, 2000. At December 31, 2000 and 1999, the Company's futures contracts had no fair value because these contracts were marked to market and settled in cash daily.

     The Company enters into interest rate swaps in connection with other financial instruments to provide greater risk diversification and better match assets and liabilities. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between fixed-rate and floating-rate interest amounts calculated by reference to an agreed notional principal amount. The Company also enters

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     into basis swaps in which both legs of the swap are floating with each based on a different index. Generally, no cash is exchanged at the outset of the contract and no principal payments are made by either party. A single net payment is usually made by one counterparty at each due date. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held interest rate swap contracts with notional amounts of $1,904 million and $1,498 million, respectively. The fair value of these financial instruments was $8.4 million (gain position) and $21.2 million (loss position) at December 31, 2000 and was $25.1 million (gain position) and $26.3 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     The Company enters into currency swaps in connection with other financial instruments to provide greater risk diversification and better match assets purchased in U.S. Dollars with corresponding funding agreements issued in foreign currencies. Under currency swaps, the Company agrees with other parties to exchange, at specified intervals, foreign currency for U.S. Dollars based upon interest amounts calculated by reference to an agreed notional principal amount. Generally, there is an exchange of foreign currency for U.S. Dollars at the outset of the contract based upon the prevailing foreign exchange rate. Swap agreements are not exchange-traded so they are subject to the risk of default by the counterparty.

     At December 31, 2000 and 1999, the Company held currency swap contracts with notional amounts of $974.0 million and $732.7 million, respectively. The fair value of these financial instruments was $1.0 million (gain position) and $144.3 million (loss position) at December 31, 2000, respectively, and $59.0 million (loss position) at December 31, 1999. The fair values were determined using the discounted cash flow method.

     At December 31, 2000 and 1999, the Company held interest rate, currency and equity swap contracts with affiliate counterparties with a notional amount of $168.7 million and $207.5 million, respectively, and a fair value of $8.3 million (gain position) and $22.6 million (loss position), respectively.

     The Company uses equity option contracts to manage its exposure to changes in equity market prices that arise from the sale of certain insurance products. To hedge against adverse changes in the equity market prices, the Company enters long positions in equity option contracts with major financial institutions. These contracts allow the Company, for a fee, the right to receive a payment if the Standard and Poor's 500 Index falls below agreed upon strike prices.

     At December 31, 2000 and 1999, the Company held equity options with notional amounts of $462.3 million and $275.4 million, respectively. The fair value of these financial instruments was $14.4 million (gain position) and $32.6 million (gain position) at December 31, 2000 and 1999, respectively. The fair value of these contracts represents the estimated replacement cost as quoted by independent third party brokers.

     The off-balance sheet risks of interest rate options, equity swaps and forward contracts were not significant at December 31, 2000 and 1999.

     The off-balance sheet risk of derivative instruments held for trading purposes was not significant at December 31, 2000 and 1999.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     In the normal course of business, the Company issues fixed and variable rate loan commitments and has unfunded commitments to partnerships. The off-balance sheet risk of these financial instruments was not significant at December 31, 2000 and 1999. The Company had unfunded commitments to partnerships with a value of $491.2 million and $459.8 million at December 31, 2000 and 1999, respectively.

     Fair Value of Certain Financial Instruments
     -------------------------------------------
     The Company uses various financial instruments in the normal course of its business. Certain insurance contracts are excluded by Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments", and therefore are not included in the amounts discussed.

     At December 31, 2000 and 1999, investments in fixed maturities had a carrying value and a fair value of $26.8 billion and $23.9 billion, respectively. See Notes 1 and 4.

     At December 31, 2000, mortgage loans had a carrying value of $2.2 billion and a fair value of $2.2 billion and in 1999 had a carrying value of $2.3 billion and a fair value of $2.3 billion. In estimating fair value, the Company used interest rates reflecting the current real estate financing market.

     Citigroup Preferred Stock, included in other invested assets, had a carrying value and fair value of $987 million at December 31, 2000 and 1999.

     At December 31, 2000, contractholder funds with defined maturities had a carrying value of $6.8 billion and a fair value of $6.7 billion, compared with a carrying value and a fair value of $5.0 billion and $4.7 billion at December 31, 1999. The fair value of these contracts is determined by discounting expected cash flows at an interest rate commensurate with the Company's credit risk and the expected timing of cash flows. Contractholder funds without defined maturities had a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 2000, compared with a carrying value of $10.1 billion and a fair value of $9.9 billion at December 31, 1999. These contracts generally are valued at surrender value.

     The carrying values of $588 million and $228 million of financial instruments classified as other assets approximated their fair values at December 31, 2000 and 1999, respectively. The carrying values of $2.4 billion and $1.4 billion of financial instruments classified as other liabilities also approximated their fair values at December 31, 2000 and 1999, respectively. Fair value is determined using various methods, including discounted cash flows, as appropriate for the various financial instruments.

     The assets of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999. The liabilities of separate accounts providing a guaranteed return had a carrying value and a fair value of $376 million at December 31, 2000, compared with a carrying value and a fair value of $251 million at December 31, 1999.

     The carrying values of cash, trading securities and trading securities sold not yet purchased are carried at fair value. The carrying values of short-term securities and investment income accrued approximated their fair values.

     The carrying value of policy loans, which have no defined maturities, is considered to be fair value.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


13.  COMMITMENTS AND CONTINGENCIES

     Financial Instruments with Off-Balance Sheet Risk
     -------------------------------------------------
     See Note 12 for a discussion of financial instruments with off-balance sheet risk.

     Litigation
     ----------

     In March 1997, a purported class action entitled Patterman v. The Travelers, Inc., et al. was commenced in the Superior Court of Richmond County, Georgia, alleging, among other things, violations of the Georgia RICO statute and other state laws by an affiliate of the Company, Primerica Financial Services, Inc. and certain of its affiliates. Plaintiffs seek unspecified compensatory and punitive damages and other relief. From February 1998 through April 2000, various motions for transfer of the lawsuit were heard and appealed. In April 2000, the matter was remanded to the Superior Court of Richmond County by the Georgia Supreme Court. Also, in April 2000 defendants moved for summary judgement on all counts of the complaint. Discovery commenced in May 2000. Defendants intend to vigorously contest the litigation.

     The Company is also a defendant or co-defendant in various other litigation matters in the normal course of business. Although there can be no assurances, as of December 31, 2000, the Company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on its results of operations, financial condition or liquidity.


14.  RELATED PARTY TRANSACTIONS

     The principal banking functions, including payment of salaries and expenses, for certain subsidiaries and affiliates of TIGI are handled by two companies. The Company handles banking functions for the life and annuity operations of Travelers Life & Annuity and some of its non-insurance affiliates. The Travelers Indemnity Company handles banking functions for the property-casualty operations, including most of its property-casualty insurance and non-insurance affiliates. Settlements between companies are made at least monthly. The Company provides various employee benefits coverages to employees of certain subsidiaries of TIGI. The premiums for these coverages were charged in accordance with cost allocation procedures based upon salaries or census. In addition, investment advisory and management services, data processing services and claims processing services are shared with affiliated companies. Charges for these services are shared by the companies on cost allocation methods based generally on estimated usage by department.

     The Company maintains a short-term investment pool in which its insurance affiliates participate. The position of each company participating in the pool is calculated and adjusted daily. At December 31, 2000 and 1999, the pool totaled approximately $4.4 billion and $2.6 billion, respectively. The Company's share of the pool amounted to $1.8 billion and $1.0 billion at December 31, 2000 and 1999, respectively, and is included in short-term securities in the consolidated balance sheet.

     The Company markets deferred annuity products and life and health insurance through its affiliate, Salomon Smith Barney (SSB). Premiums and deposits related to these products were $1.9 billion, $1.4 billion, and $1.3 billion in 2000, 1999 and 1998, respectively.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     The Company also markets individual annuity and life and health insurance through CitiStreet Retirement Services, LLC (formerly The Copeland Companies) a division of CitiStreet a joint venture between Citigroup and State Street Bank. Deposits received from CitiStreet Retirement Services, LLC were $1.8 billion, $1.6 billion and $1.3 billion in 2000, 1999 and 1998, respectively.

     During 1998, the Company began distributing individual annuity products through an affiliate Citibank, NA, (Citibank). Deposits received from Citibank were $392 million in 2000 and were insignificant in 1999 and 1998.

     At December 31, 2000 and 1999 the Company had outstanding loaned securities to SSB for $234.1 million and $123.0 million, respectively.

     Included in other invested assets is a $987 million investment in Citigroup preferred stock at December 31, 2000 and 1999, carried at cost. Dividends received on this investment were $32 million in 2000 and $32 million in 1999.

     The Company sells structured settlement annuities to the insurance subsidiaries of TPC in connection with the settlement of certain policyholder obligations. Such premiums and deposits were $191 million, $156 million, and $104 million for 2000, 1999 and 1998, respectively. Reserves and contractholder funds related to these annuities amounted to $811 million and $798 million in 2000 and 1999, respectively.

     In the ordinary course of business, the Company purchases and sells securities through affiliated broker-dealers. These transactions are conducted on an arm's length basis.

     Primerica Life has entered into a General Agency Agreement with Primerica Financial Services, Inc. (Primerica), that provides that Primerica will be Primerica Life's general agent for marketing all insurance of Primerica Life. In consideration of such services, Primerica Life agreed to pay Primerica marketing fees of no less than $10 million based upon U.S. gross direct premiums received by Primerica Life. In each of 2000, 1999, and 1998 the fees paid by Primerica Life were $12.5 million.

     In 1998 Primerica became a distributor of products for Travelers Life & Annuity. Primerica sold $1.03 billion, $903 million and $256 million of individual annuities in 2000, 1999 and 1998, respectively.

     The Company participates in a stock option plan sponsored by Citigroup that provides for the granting of stock options in Citigroup common stock to officers and key employees. To further encourage employee stock ownership, during 1997 Citigroup introduced the WealthBuilder stock option program. Under this program, all employees meeting certain requirements have been granted Citigroup stock options. During 2000, Citigroup introduced the Citigroup 2000 Stock Purchase Plan, which allowed eligible employees of Citigroup including the Company's employees to enter into fixed subscription agreements to purchase shares at the market value on the date of the agreements. Enrolled employees are permitted to make one purchase prior to the expiration date.

     The Company also participates in the Citigroup Capital Accumulation Plan. Participating officers and other key employees receive a restricted stock award in the form of Citigroup common stock. These restricted stock awards generally vest after a three-year period and, except under limited circumstances, the stock can not be sold or transferred during the restriction period by the participant, who is required to render service to the Company during the restricted period.

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


     Unearned compensation expense associated with the Citigroup restricted common stock grants, which represents the market value of Citigroup's common stock at the date of grant is included with other assets in the Consolidated Balance Sheet and is recognized as a charge to income ratably over the vesting period. The Company's charge to income was insignificant during 2000, 1999 and 1998.

     The Company applies Accounting Principles Board Opinion No. 25 (APB 25) and related interpretations in accounting for stock options. Since stock options under the Citigroup plans are issued at fair market value on the date of award, no compensation cost has been recognized for these awards. FAS 123 provides an alternative to APB 25 whereby fair values may be ascribed to options using a valuation model and amortized to compensation cost over the vesting period of the options.

     Had the Company applied FAS 123 in accounting for Citigroup stock options, net income would have been the pro forma amounts indicated below:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
       ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

       Net income, as reported                                    $1,103           $1,047           $902
       FAS 123 pro forma adjustments, after tax                      (19)             (16)           (13)
------------------------------------------------------------------------------------------------------------------------------------
       Net income, pro forma                                      $1,084           $1,031           $889
------------------------------------------------------------------------------------------------------------------------------------

       The assumptions used in applying FAS 123 to account for Citigroup stock options were as follows:

------------------------------------------------------------------------------------------------------------------------------------
       YEAR ENDED DECEMBER 31,                                    2000             1999             1998
------------------------------------------------------------------------------------------------------------------------------------
       Expected volatility of Citigroup Stock                        41.5%        44.1%              37.1%
       Risk-free interest rate                                       6.23%        5.29%              5.83%
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual dividend per Citigroup share                 $0.78        $0.47               $0.32
------------------------------------------------------------------------------------------------------------------------------------
       Expected annual forfeiture rate                                  5%           5%                  5%
------------------------------------------------------------------------------------------------------------------------------------

                THE TRAVELERS INSURANCE COMPANY AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)


15.  RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES

     The following table reconciles net income to net cash provided by operating activities:

------------------------------------------------------------------------------------------------------------------------------------
        FOR THE YEAR ENDED DECEMBER 31,                                              2000            1999           1998
        ($ in millions)
------------------------------------------------------------------------------------------------------------------------------------

        Net Income From Continuing Operations                                      $1,103         $1,047           $902
             Adjustments to reconcile net income to net cash provided by operating activities:
                 Realized (gains) losses                                               77          (113)           (149)
                 Deferred federal income taxes                                         89           136              39
                 Amortization of deferred policy acquisition costs                    347           315             275
                 Additions to deferred policy acquisition costs                      (648)         (686)           (566)
                 Investment income                                                   (384)         (221)           (202)
                 Premium balances                                                      20           (13)             36
                 Insurance reserves and accrued expenses                              559           411             335
                 Other                                                                 77            99             205
------------------------------------------------------------------------------------------------------------------------------------
                 Net cash provided by operations                                   $1,240          $975            $875
------------------------------------------------------------------------------------------------------------------------------------

16.  NON-CASH INVESTING AND FINANCING ACTIVITIES

     Significant non-cash investing and financing activities include the acquisition of real estate through foreclosures of mortgage loans amounting to $205 million in 1999 and the conversion of Citigroup common stock into Citigroup preferred stock valued at $987 million in 1998.

                           UNDERTAKING TO FILE REPORTS


Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.


                              RULE 484 UNDERTAKING

Sections 33-770 et seq inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

               UNDERTAKING TO REPRESENT REASONABLENESS OF CHARGES

The Company hereby represents that the aggregate charges under the Policy of the Registrant described herein are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

1.      The facing sheet.

2.      The Prospectus consisting of 53 pages.

3.      The undertaking to file reports.

4.      The signatures.


Written consents of the following persons:

A Consent of Kathleen A. McGah, Deputy General Counsel, to the filing of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and Opinion" in the Prospectus. (See Exhibit 11 below.)

B. Consent and Actuarial Opinion pertaining to the illustrations contained in the prospectus.

C.      Consent of KPMG LLP, Independent Certified Public Accountants.

D.      Powers of Attorney. (See Exhibit 12 below.)

EXHIBITS

1. Resolution of the Board of Directors of The Travelers Insurance Company authorizing the establishment of the Registrant. (Incorporated herein by reference to Exhibit 1 to the Registration Statement on S-6, File No. 333-71349, filed January 28, 1999.)

2.      Not Applicable.

3(a). Distribution and Principal Underwriting Agreement among the Registrant, The Travelers Insurance Company and Travelers Distribution LLC (Incorporated herein by reference to Exhibit 3(a) to Post Effective Amendment No. 4 to the Registration Statement on Form N-4, File No. 333-58783 filed February 26, 2001.)

3(b). Selling Agreement, including schedule of sales commissions. To be provided in a subsequent amendment.

4.      None

5.      Variable Life Insurance Contract.

6(a). Charter of The Travelers Insurance Company, as amended on October 19, 1994. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

6(b). By-Laws of The Travelers Insurance Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement filed on Form N-4, File No. 333-40193, filed November 13, 1997.)

7.      None

8.      Specimen Participation Agreements. (Incorporated herein by reference to
        Exhibit 5. to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 filed April 18, 2001.)

9.      None

10.     Application for Variable Life Insurance Contracts.

11. Opinion of counsel as to the legality of the securities being registered.

12. Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for George C. Kokulis. (Incorporated herein by reference to Exhibit 12 to Pre-Effective Amendment No. 1 to the Registration Statement on Form S-6 filed April 18, 2001.)

        Powers of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatories for Glenn D. Lammey, Marla Berman Lewitus and William R. Hogan (Incorporated herein by reference to Exhibit 12 to Post-Effective Amendment No. 2 to the Registration Statement on Form S-6, File No. 333-71349, filed April 20, 2001.)

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant, The Travelers Fund UL III for Variable Life Insurance, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Hartford and state of Connecticut, on the 10th day of September, 2001.


              THE TRAVELERS FUND UL III FOR VARIABLE LIFE INSURANCE
                                  (Registrant)

                         THE TRAVELERS INSURANCE COMPANY
                                   (Depositor)

                               By:*GLENN D. LAMMEY
                                  ------------------------------------
                                  Glenn D. Lammey, Chief Financial Officer,
                                  Chief Accounting Officer



Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the 10th day of September, 2001.


*GEORGE C. KOKULIS
----------------------                    Director, Chairman of the Board, President
  (George C. Kokulis)                     and Chief Executive Officer
                                          (Principal Executive Officer

*GLENN D. LAMMEY
----------------------                    Director, Chief Financial Officer
  (Glenn D. Lammey)                       Chief Accounting Officer
                                          (Principal Financial Officer)


*MARLA BERMAN LEWITUS                     Director,
----------------------
  (Marla Berman Lewitus)


*WILLIAM R. HOGAN                         Director
----------------------
  (William R. Hogan)



*By:    /s/Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX



Written Consents                                                                                     Method of Filing
----------------                                                                                     ----------------
A        Consent of Kathleen A. McGah, Deputy General Counsel, to the filing                         See Exhibit 11
         of her opinion as an exhibit to this Registration Statement and to the reference to her opinion under the caption "Legal Proceedings and
         Opinion" in the Prospectus.  (See Exhibit 11 below.)

B.       Consent and Actuarial Opinion pertaining to the                                             Electronically
         illustrations contained in the prospectus.

C.       Consent of KPMG LLP, Independent Certified Public Accountants.                              Electronically


EXHIBITS


5.       Variable Life Insurance Contract.                                                           Electronically

10.      Application for Variable Life Contract.                                                     Electronically

11.      Opinion of counsel as to the legality of the securities being registered.                   Electronically

                                                                       Exhibit B





Re:     Travelers' Corporate Owned Life Insurance ("COLI 2000")
        (File No. 333-64364)
        The Travelers Fund UL III for Variable Life Insurance


Dear Sir or Madam:

In my capacity as Actuary of The Travelers Insurance Company, I have provided actuarial advice concerning Travelers' COLI 2000 product. I also provided actuarial advice concerning the preparation of the Registration Statement on Form S-6, File No. 333-64364 (the "Registration Statement") for filing with the Securities and Exchange Commission under the Securities Act of 1933 in connection with the Policy.

In my opinion the illustrations of benefits under the Policies included in the prospectus under the caption "Illustrations of Death Benefit, Cash Values and Cash Surrender Values" are, based on the assumptions stated in the illustrations, consistent with the provisions of the Policies. Also, in my opinion the age selected in the illustrations is representative of the manner in which the Policies operate.

I hereby consent to the use of this opinion as an exhibit to the Registration Statement.

Very truly yours,


/s/Mark S. Reilly, FSA, MAAA
Pricing Actuary
Product Development
September 10, 2001

                                                                       Exhibit C


               Consent of Independent Certified Public Accountants



The Board of Directors
The Travelers Insurance Company:


We consent to the use of our reports included herein and to the reference to our firm under the heading "Experts" in the prospectus.


/s/KPMG LLP


Hartford, Connecticut
September 10, 2001